   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1999.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MGC COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  NEVADA                                      4813                                    88-0360042
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NO.)

       171 SULLYS TRAIL, SUITE 202                                                               KENT F. HEYMAN, ESQ.
        PITTSFORD, NEW YORK 14534                                                               3301 N. BUFFALO DRIVE
              (716) 218-6540                                                                   LAS VEGAS, NEVADA 89129
      (ADDRESS, INCLUDING ZIP CODE,                                                                 (702) 310-1000
     AND TELEPHONE NUMBER, INCLUDING                                                     (NAME, ADDRESS, INCLUDING ZIP CODE,
        AREA CODE, OF REGISTRANT'S                                                         AND TELEPHONE NUMBER, INCLUDING
       PRINCIPAL EXECUTIVE OFFICES)                                                        AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                ROBERT B. GOLDBERG, ESQ.                                 RALPH J. SUTCLIFFE, ESQ.
     ELLIS, FUNK, GOLDBERG, LABOVITZ & DOKSON, P.C.                 KRONISH LIEB WEINER & HELLMAN LLP
          3490 PIEDMONT ROAD, N.E., SUITE 400                    1114 AVENUE OF THE AMERICAS, 46TH FLOOR
                 ATLANTA, GEORGIA 30305                                  NEW YORK, NEW YORK 10036
                     (404) 233-2800                                           (212) 479-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: The sale of securities under this Registration Statement will begin as soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered in connection with dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF                 AMOUNT             OFFERING PRICE           AGGREGATE              AMOUNT OF
     SECURITIES TO BE REGISTERED         TO BE REGISTERED          PER SHARE          OFFERING PRICE(1)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value........      4,409,171(1)              $39.69              $175,000,000
Series D Convertible Preferred Stock,                                                                             $90,350
  $.01 par value.....................       3,000,000                $50.00              $150,000,000
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two prospectuses. The first prospectus relates to a common stock offering and is produced in its entirety. The second prospectus relates to a preferred stock offering and is created by substituting the pages numbered "S-" for corresponding pages in the common stock prospectus.

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED               , 1999

PRELIMINARY PROSPECTUS

                                              SHARES

                                   MGC COMMUNICATIONS, INC.
                                  COMMON STOCK
                          $                  PER SHARE
                               ------------------

     We are selling           shares of common stock and the selling
stockholders identified in this prospectus are selling up to           shares of
common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. The underwriters named in this prospectus may purchase
up to           additional shares of common stock from us under certain
circumstances.

     The common stock is quoted on the Nasdaq National Market under the symbol "MGCX." The last reported sale price of the common stock on the Nasdaq National
Market on           , 1999, was $
per share.

     Concurrently with this offering, and by a separate prospectus, we are offering to sell 3,000,000 shares of Series D Convertible Preferred Stock. The completion of this offering and the concurrent offering are not dependent on one another.

                               ------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                               PER SHARE         TOTAL
                                                              ------------    ------------
Public Offering Price                                         $               $
Underwriting Discount                                         $               $
Proceeds to the Company (before expenses)                     $               $
Proceeds to the Selling Stockholders (before expenses)        $               $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
  , 1999.

                               ------------------

                                 Joint Lead Managers

SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.
                               ------------------

GOLDMAN, SACHS & CO.
                                  ING BARINGS
                                                         WARBURG DILLON READ LLC

                         , 1999
[MGC LOGO]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    8
How We Intend to Use the Proceeds of this Offering..........   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Consolidated Financial and Operating Data..........   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   29
Management..................................................   47
Principal and Selling Stockholders..........................   50
Description of Securities...................................   52
Description of the Series D Convertible Preferred Stock.....   60
Underwriting................................................   72
Legal Matters...............................................   74
Experts.....................................................   74
Where You Can Find More Information.........................   74
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the notes related to our financial statements. References in this prospectus to "we," "us," "our" or "MGC" mean MGC Communications, Inc. and its subsidiaries, unless the context otherwise requires. The term "you" refers to prospective investors in the common stock. Certain terms we use in this prospectus to describe our network and its components are explained in the section entitled "Business -- Network Architecture and Technology." Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               MGC COMMUNICATIONS

     We are a growing communications company currently offering Internet access, voice over DSL (VoDSL), local dialtone, long distance and other voice and data services primarily to small and medium size business customers. We have launched bundled voice and high-speed data services using digital subscriber line ("DSL") technology in our Las Vegas market and expect to launch these services in all of our current markets before the end of 1999.

     - We have one of the largest collocation footprints of any integrated communications provider, with 288 central office collocation sites providing us access to approximately 16 million addressable lines.

     - We have developed a sophisticated, proprietary operations support system designed to manage all aspects of our business, including timely and accurate provisioning to place our customers on our network. Our operations support system is fully integrated and scalable for our planned growth.

     - To rollout our network and services on a national basis, during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites providing access to more than 35 million addressable lines.

     - In connection with the expansion of our network, we plan to increase the size of our sales force from 128 sales personnel at September 30, 1999 to over 350 by the end of 2000.

     - To expand our data product set, we plan to build data centers and enter into co-marketing agreements with "e-commerce" providers.

     - We have an experienced and proven management team led by our President and Chief Executive Officer, Rolla P. Huff.

     - We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego.

     - We have established working relationships with five incumbent local exchange carriers: Ameritech, BellSouth, GTE, PacBell and Sprint.

     - At the end of the third quarter of 1999, we had 138,400 customer lines sold, of which 117,210 lines were in service.

     We were one of the first competitive local exchange carriers to implement a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing unbundled loops and transport from other carriers. We believe this "smart-build" strategy has allowed us to quickly establish a large collocation footprint at a comparatively low cost while maintaining control of the access to our customers. Having executed our "smart-build" strategy, we are well-positioned to serve the growing demand from small and medium size business customers for communications services.

     The rapid growth of the Internet has fueled demand from small and medium size businesses for access to high-speed data services. To meet this growing demand, we are using our current network infrastructure to offer a bundled voice and high-speed data product over a single copper unbundled loop. This is accomplished by installing DSL equipment in our host switch sites, collocation sites and at our customers' sites. On average, DSL technology increases the transport capacity of standard copper telephone lines by 24 times. This increased capacity will allow us to meet the growing demand for high-speed data services and to deliver multiple voice telephone lines to a customer using a single unbundled loop which we lease from the incumbent local exchange carrier. By using a single unbundled loop to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of provisioning customer lines and the associated recurring leased transport and unbundled loop costs. These savings should allow us to offer a value-priced package of services to our customers.

MARKET OPPORTUNITY

     We believe we have a significant market opportunity as a result of:

     - the impact of the Telecommunications Act of 1996;

     - the needs of small and medium size businesses for integrated communications solutions;

     - the growing market demand for high-speed data access services and e-commerce solutions; and

     - the emergence of DSL technology.

THE MGC SOLUTION

     We believe that we offer an attractive communications solution to small and medium size business customers. Key aspects of our solution include:

     - Complete Communications Solutions. We offer our customers simple, value-priced solutions for their communications requirements, all on a single bill. In Las Vegas, we have launched a complete communications solution, which includes voice over DSL (VoDSL) and high-speed Internet access services. We expect to begin to offer this complete package in all of our other markets by year end 1999. In addition, we plan to offer additional Internet-based e-commerce products in 2000. Our customers will have a single point of contact for a complete package of services, eliminating the need for our customers to manage multiple vendors.

     - Service Reliability. We are able to offer our customers a high degree of service reliability through efficient, timely execution of provisioning unbundled loops due to our mature relationships with five incumbent local exchange carriers. We believe our continued rollout of DSL technology will enable us to further improve our service reliability by simplifying the provisioning process. Moreover, our customer service center is staffed to respond promptly to customer inquiries 24 hours a day, seven days a week.

BUSINESS STRATEGY

     Our goal is to become a leading national communications provider of bundled voice and data solutions to the small and medium size business market. We intend to implement the following strategies in an effort to achieve our goal:

     - address the greatest percentage of our targeted customers as quickly as possible through a rapid national network and service rollout;

     - expand significantly our sales force to provide sales and marketing coverage of the small and medium size business customers in our expanding network footprint;

     - complete the deployment of DSL equipment throughout our network to position ourselves to be one of the first providers of bundled voice and data services to small and medium size business customers in our target markets;

     - control access to our customers by placing them directly on our network;

     - employ a capital efficient network strategy to maximize return on our invested capital;

     - continue to enhance and increase the capacity of our sophisticated operations support system to support our expanding operations;

     - effectively manage the provisioning process to transfer new customers from the incumbent local exchange carriers' networks to our network in an accurate and timely fashion;

     - develop e-commerce data centers to provide an attractive opportunity for e-commerce providers to use our network facilities and access our customer base through co-marketing arrangements; and

     - provide superior service and customer care.

RECENT DEVELOPMENTS

     In October 1999, we entered into an agreement in principle under which Providence Equity Partners III L.P. and JK&B Capital III L.P. and their affiliates are to purchase 1,250,000 shares of newly issued Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock will be convertible into common stock on a one-for-one basis. We will receive $35.0 million of gross proceeds upon the closing of this transaction which is expected to occur by December 1999. The closing is to occur after satisfaction of customary conditions. We cannot assure you these conditions will be met. See "Description of Securities -- Series C Convertible Preferred Stock."

     On November 1, 1999, Rolla P. Huff joined our company as President and Chief Executive Officer. From May 1998 to September 1999, Mr. Huff served in various senior management positions at Frontier Corporation including President and Chief Operating Officer. From March 1995 to May 1998, Mr. Huff served in various senior management positions with AT&T Wireless.

     Michael R. Daley will join our company on November 29, 1999, as Executive Vice President and Chief Financial Officer. Mr. Daley has over 14 years of experience in the telecommunications industry.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are at 171 Sulleys Trail, Suite 202, Pittsford, New York 14534. Our telephone number is (716) 218-6540.

                                  THE OFFERING

Common stock offered by
us(1).........................              shares

Common stock offered by the
selling stockholders..........              shares

Common stock to be outstanding
  after this offering(2)......              shares

Use of proceeds...............       Capital expenditures related to the
                                     purchase and installation of DSL and other communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanding sales, marketing and product development efforts.

Nasdaq National Market symbol
for common stock..............       MGCX

Concurrent offering...........       Concurrently with this offering, and by
                                     separate prospectus, we are offering to
                                     sell 3,000,000 shares of Series D
                                     Convertible Preferred Stock. The completion
                                     of this offering and the concurrent
                                     offering are not dependent on one another.
-------------------------
(1) The underwriters have an over-allotment option to purchase an additional shares solely to cover over-allotments.

(2) The number of shares outstanding excludes:

     - 2,505,620 shares of common stock which may be issued upon the exercise of stock options outstanding as of November 15, 1999 at a weighted average exercise price of $10.10 per share;

     - approximately 334,597 shares of common stock which may be issued upon the exercise of outstanding warrants with an exercise price of approximately $.02 per share;

     - the conversion of the 5,277,779 shares of Series B Convertible Preferred Stock outstanding and 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, all of which shares may be converted into shares of common stock on a one-for-one basis;

     - the conversion of the shares of the Series D Convertible Preferred Stock which may be issued in the concurrent offering; and

     - any shares which may be issued if the underwriters exercise their over-allotment option.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                              NINE MONTHS
                                                                                 ENDED
                                           YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                       -------------------------------    --------------------
                                        1996        1997        1998        1998        1999
                                        ----        ----        ----        ----        ----
                                                  (AUDITED)                   (UNAUDITED)
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.................    $     1    $  3,791    $ 18,249    $ 11,772    $ 34,922
Cost of operating revenues.........        305       3,928      17,129      10,575      31,449
Selling, general and administrative
  expenses.........................        841       6,440      17,877      11,250      27,469
Loss from operations...............     (1,554)     (7,851)    (21,995)    (13,202)    (36,402)
Net loss...........................     (1,491)    (10,836)    (32,065)    (22,293)    (44,744)
Basic and diluted loss per share of
  common stock.....................    $ (2.11)   $  (1.30)   $  (2.26)   $  (1.69)   $  (2.50)
OTHER FINANCIAL DATA:
EBITDA(1)..........................    $(1,145)   $ (6,577)   $(16,757)   $(10,053)   $(23,996)
Insufficiency of earnings to cover
  combined fixed charges and
  preferred stock dividends(2).....    $ 1,491    $ 11,024    $ 35,104    $ 22,593    $ 43,818
Capital expenditures...............      3,659      22,641      97,101      67,136      47,135
OPERATING DATA (END OF PERIOD):
Total access lines in service......         50      15,590      47,744      35,246     117,210
Central office collocation sites...          9          25         207          85         288
Switches in service................          1           3           7           4           7
Number of sales personnel..........
  Field sales......................          7          23          50          39          95
  Inside sales.....................         --          --          31          53          33
                                       -------    --------    --------    --------    --------
          Total sales personnel....          7          23          81          92         128

                                                            AS OF SEPTEMBER 30, 1999
                                              ----------------------------------------------------
                                               ACTUAL     AS ADJUSTED(3)    AS FURTHER ADJUSTED(4)
                                              --------    --------------    ----------------------
                                                             (DOLLARS IN THOUSANDS)
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments
  available-for-sale (excluding restricted
  investments)..............................  $178,961      $
Restricted investments......................    30,375          30,375                30,375
Property and equipment, net.................   151,159         151,159               151,159
Total assets................................   381,814
Long-term debt..............................   157,677         157,677               157,677
Series B Convertible Preferred Stock........    46,663          46,663                46,663
Series C Convertible Preferred Stock........        --
Series D Convertible Preferred Stock........        --
Stockholders' equity........................   134,394

---------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: (i) earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and (ii) fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.

(3) Gives effect to this offering.

(4) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to other information in this prospectus, before purchasing the securities being offered. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently think are inmaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our stock to decline and you could lose all or part of your investment.

OUR BUSINESS MODEL IS STILL EVOLVING AND WE HAVE A LIMITED OPERATING HISTORY

     We have a very limited operating history. As a result, there is limited historical financial information about us upon which to base an evaluation of our future prospects or performance. We began providing local telephone services in December 1996 in Nevada. Since then, we have begun providing local telephone services in Atlanta, Chicago, southern Florida and selected areas of southern California, including Los Angeles and San Diego. In February 1998, we began offering long distance services. In third quarter 1999, we began to offer high-speed data and Internet services in our Las Vegas market. We expect to continue to rapidly increase the number of markets we serve, to continue our rollout of high-speed data and Internet services and to introduce new products and services. In addition, we have recently hired a new chief executive officer who may realign our operations into regional service areas to support our expanding network footprint or make other changes. Because some of our services are new and a large portion of our resources will be dedicated to our high-speed data and Internet services and market expansion, it is difficult to evaluate our business and our revenue and income potential is uncertain.

     We are depending on the success of our high-speed data and Internet services to accelerate our revenue growth. If our business does not evolve as we expect, we will likely grow at a significantly slower pace than would be the case if our high-speed data and Internet services are successful. In addition, there is no historical basis for estimating the number of customers or the amount of revenues our high-speed data and Internet offerings will generate or for determining whether we will be able to compete successfully in the communications industry. If our high-speed data and Internet services do not evolve as we expect or we are unable to compete in the communications industry, it is likely the price of our stock will be adversely affected.

WE EXPECT OUR LOSSES TO CONTINUE

     We recorded net losses of $44.7 million in the first nine months of 1999, $32.1 million in 1998, and $10.8 million in 1997. In addition, we had negative cash flow from operations of $29.2 million in the first nine months of 1999, $24.2 million in 1998 and $4.5 million in 1997. We expect to record significant net losses and generate negative cash flow from operations for the foreseeable future. We cannot assure you we will achieve or sustain profitability or generate sufficient positive cash flow from operations to meet our planned capital expenditures, working capital and debt service requirements. In the absence of favorable operating results, we could face substantial liquidity problems and might be required to seek additional financing through the issuance of debt or equity securities. However, we could be unsuccessful in obtaining additional financing on acceptable terms when needed.

WE WILL NEED SIGNIFICANT ADDITIONAL FUNDS THAT WE MAY NOT BE ABLE TO OBTAIN

     We require significant amounts of capital to fund the development and expansion of our business and services as well as operating costs and debt service. We expect to fund our capital requirements through existing resources, debt or equity financing and internally generated funds, including the proceeds of this offering, the concurrent offering and the issuance of Series C Convertible Preferred

Stock. We expect continued expansion of our business may require raising substantial additional equity and/or debt capital. However, our future capital requirements will depend upon a number of factors, including factors not within our control, such as competitive conditions, government regulation and capital costs. In addition, the terms of our outstanding debt and preferred stock restrict our ability to incur additional debt or issue additional preferred stock. We cannot assure you we will be successful in completing the proposed sale of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock or otherwise raising sufficient debt or equity financing on acceptable terms. If we cannot generate or otherwise access sufficient funds, we may be required to delay or abandon some of our future expansion plans. This would likely have a negative impact on our growth and our ability to compete in the communications industry.

OUR SUBSTANTIAL DEBT CREATES FINANCIAL AND OPERATING RISK

     As of September 30, 1999, we had approximately $157.7 million total outstanding debt. Our level of debt could have important consequences to you, including the following:

     - a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for other purposes;

     - our significant amount of debt could make us more vulnerable to changes in general economic conditions or increases in prevailing interest rates;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired; and

     - we may be more leveraged than some of our competitors, which may result in a competitive disadvantage.

OUR DEBT COVENANTS AND PREFERRED STOCK TERMS COULD LIMIT HOW WE CONDUCT OUR BUSINESS

     Our debt indenture contains covenants that restrict our ability to:

     - incur additional debt;

     - pay dividends and make other distributions;

     - prepay subordinated debt;

     - make investments and other restricted payments;

     - create liens;

     - sell assets; and

     - engage in transactions with affiliates.

     The terms of our Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (after its issuance) require us to obtain the approval of the holders of a majority of the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock if we take specified actions. Please see "Description of Securities -- Series B Convertible Preferred Stock" and "Description of Securities -- Series C Convertible Preferred Stock."

     Our future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

     - limited in how we conduct our business;

     - unable to raise additional debt or equity financing to operate during general economic or business downturns; and

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

     - unable to compete effectively or to take advantage of new business opportunities.

This may affect our ability to generate revenues and make profits.

     Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of these agreements. If a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under these agreements and under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we cannot assure you we would be able to make payments on our debt, meet our working capital and capital expenditure requirements, or find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you it would be on favorable or acceptable terms.

OUR SUCCESS DEPENDS ON THE EFFECTIVENESS OF OUR MANAGEMENT AND WE HAVE A NEW CHIEF EXECUTIVE OFFICER AND ARE SEEKING TO MAKE OTHER CHANGES TO OUR MANAGEMENT TEAM

     Our business is managed by a small number of key management personnel, the loss of some of whom could have a material adverse effect on our business. We believe our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. None of our key executives other than Rolla P. Huff is a party to a long-term employment agreement and we do not maintain key man insurance on our officers.

     We have recently hired a new chief executive officer and chief financial officer and are in the process of seeking other new members of our senior management team. We cannot assure you that our new senior officers will be effective in managing our company or will successfully work with our existing management team, nor can we assure you that we will be successful in hiring other senior management personnel upon terms acceptable to us.

OUR EQUIPMENT AND OPERATING SYSTEM MAY NOT PERFORM AS WE EXPECT

     An essential element of our current strategy is provisioning communications services using DSL technology. We anticipate adding "e-commerce" services and data centers to our product set at a future date. In implementing our strategy, we may use new or existing technologies for these new applications. We also plan to use equipment manufactured by multiple vendors. We cannot assure you we will be able to successfully install and integrate the technology and equipment necessary to deliver these new applications in our markets within the time frame and with the cost effectiveness we currently contemplate.

     We employ a proprietary operations support system which is expected to be an important factor in our success. If the operations support system fails or is unable to perform as expected, it would have a substantial adverse effect on us. Furthermore, problems may arise with higher processing volumes or with additional automation features, which could potentially result in system breakdowns and delays and additional, unanticipated expense to remedy the defect or to replace the defective system with an alternative system.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US

     We may be unable to manage our growth effectively. This could have a negative effect on our financial condition and our ability to fully implement our expansion plans. The development and expansion of our business and our entry into new markets will depend on, among other things, our

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

ability to achieve the following goals in a timely manner, at reasonable costs and on satisfactory terms and conditions:

     - purchase, install and operate switches and other equipment, including DSL equipment;

     - accurately assess potential new markets;

     - negotiate suitable interconnection and collocation arrangements with incumbent local exchange carriers ("ILECs") on satisfactory terms and conditions, including ILECs in markets we plan to enter;

     - hire and retain qualified personnel;

     - lease suitable access to transport networks;

     - lease or purchase suitable sites; and

     - obtain required government authorizations.

     We have experienced rapid growth since our inception, and we believe sustained growth will place a strain on our operational, human and financial resources. Our growth will also increase our operating complexity as well as the level of responsibility for both existing and new management personnel. Our ability to manage our expansion effectively will depend on the continued development of plans, systems and controls for our operational, financial and management needs and on our ability to expand, train and manage our employee base.

OUR SERVICES MAY NOT ACHIEVE SUFFICIENT MARKET ACCEPTANCE TO BECOME PROFITABLE

     Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. A lack of acceptance by these customers would have a negative impact on our business.

     To date, we have offered primarily local and long distance communications services. To address the needs of our target business customers, we are in the process of rolling out high-speed data and Internet services and developing additional products and services. However, we might not be able to provide the range of communication services our target business customers need or desire. In addition, the lack of willingness by e-commerce providers to accept us as a marketing, sales and distribution partner would have a negative impact on our ability to deliver additional products and services to our target customers.

     The market for our proposed services has only recently begun to develop and is highly competitive and evolving rapidly. We cannot assure you the market for these services will develop or businesses will use high-speed data or Internet-based services to the degree or in the manner we currently anticipate. As a result, it is difficult for us to predict the extent to which our high-speed data and Internet services will achieve market acceptance. To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. If we are unable to react quickly to changes in market conditions, if the market fails to develop or develops more slowly than expected, or if our services do not achieve market acceptance, then our future prospects will be reduced.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for data communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk competitors, perceiving us to lack capital resources, may undercut our rates or increase their services or take other actions in an effort to force us out of business. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and operating results.

WE DEPEND ON INCUMBENT CARRIERS FOR COLLOCATION AND TRANSMISSION FACILITIES

     Because a key element of our business and growth strategy is leasing transport capacity, we are dependent upon the cooperation of ILECs and competitive local exchange carriers ("CLECs") whose fiber optic networks and unbundled loops we lease. This carries considerable risks, including the following:

     - We must negotiate and renew favorable interconnection and collocation agreements with other companies, including ILECs in markets we plan to enter. The rates charged to us under the interconnection agreements might not continue to be low enough for us to attract a sufficient number of customers and to operate the business on a profitable basis. In some cases, the rates that have been or will be charged to us may be modified by regulatory proceedings, the result of which we are unable to accurately predict.

     - We rely on the timeliness of ILECs and CLECs which process our orders for customers switching to our service and for the maintenance of unbundled network elements to assure uninterrupted service. The ILECs have had little experience in providing unbundled network elements to other companies. Therefore, the ILECs might not be able to continue to provide and maintain the unbundled network elements in a prompt and efficient manner.

     - Our interconnection agreements provide for our connection and maintenance orders to receive attention on the same basis as the ILEC's or other CLEC's customers and for the ILEC to provide adequate capacity to keep blockage within industry standards. However, the ILECs might not continue to comply with their network provisioning requirements. From time to time, we have experienced excessive blockage in the delivery of calls from the ILEC to our switches due to inadequate trunk provisioning by the ILEC. Blocked calls result in customer dissatisfaction which may result in the loss of business.

     - We may not be able to lease adequate transport capacity in markets we want to enter or renew our lease arrangements or obtain comparable arrangements from other carriers in our existing markets. Because we lease rather than build local transport capacity in each of our markets, we would be unable to service our customers if we cannot obtain adequate transport capacity.

WE DEPEND ON THIRD PARTIES FOR EQUIPMENT

     We currently plan to purchase all of our equipment from a limited number of vendors. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, it may materially and adversely affect the availability and pricing of the equipment we purchase.

     The loss of any of our suppliers could have a material adverse effect on our business, prospects, operating results and financial condition. We currently rely and expect to continue to rely on a limited number of third party suppliers to manufacture the equipment we require to implement our DSL technology. We cannot assure you that our vendors will be able to meet our needs in a satisfactory and timely manner in the future or that we will be able to obtain alternative vendors when and if needed. Although we have identified alternative suppliers and we are not constrained to use any exclusive supplier, it could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. In addition, if we change vendors, we may need to replace all or a portion of the DSL equipment deployed within our network. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs.

THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SUBSTANTIALLY GREATER RESOURCES

     When selling our local dialtone services, we compete with ILECs, which currently dominate the local communications markets, and others. We also face competition in most of our markets from one or more integrated communications providers or CLECs. Through acquisitions, AT&T and MCI WorldCom have entered the local dialtone market and other long distance carriers have announced their intent to enter the local dialtone market. A continuing trend toward business combinations and alliances in the communications industry may create significant new competitors for us.

     When offering long distance services, we compete with AT&T, MCI WorldCom, Sprint and others. Our high-speed data and Internet services compete with services offered by ILECs, long distance carriers, Internet service providers and others. In particular, the market for Internet services is extremely competitive and there are limited barriers to entry.

     Many of these competitors are offering, or may soon offer, technologies and services that will directly compete with some or all of our service offerings. The competitive factors in our markets include reliability of service, breadth of service availability, price performance, network security, transmission speed, ease of access and use, content bundling, customer support, brand recognition, operating experience, capital availability and exclusive contracts. We believe we compare unfavorably with many of our competitors with regard to, among other things, brand recognition, existing relationships with end users, capital availability and exclusive contracts. Substantially all of our competitors and potential competitors have substantially greater resources than us. We may not be able to compete effectively in our target markets. Our failure to compete effectively would have a material and adverse effect on our business, prospects, operating results and financial condition.

     For more information regarding the competitive environment in which we operate, please see "Business -- Competition."

THE COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO OBTAIN OR IMPLEMENT NEW TECHNOLOGIES WHICH MAY BE NECESSARY TO REMAIN COMPETITIVE

     Rapid and significant changes in technology are expected in the communications industry. While we believe for the foreseeable future these changes will not materially affect or hinder our ability to acquire necessary technologies, we cannot predict the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes, evolving industry standards and changing needs of our current and prospective customers. We may be unable to obtain access to new technology on acceptable terms or at all, and we may be unable to adapt to new technologies and offer services in a competitive manner. Thus, technological developments could negatively affect us.

A SYSTEM FAILURE OR BREACH OF NETWORK SECURITY COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE TO OUR CUSTOMERS

     Our success in marketing our services to business and residential users requires us to provide reliable service. Our networks may be affected by physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors which may cause interruptions in service or reduced capacity for our customers. Interruptions in

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

service, capacity limitations or security breaches could have a negative effect on customer acceptance and, therefore, on our business, financial condition and results of operations.

WE MAY BE UNABLE TO EFFECTIVELY DELIVER DSL SERVICES TO A SUBSTANTIAL NUMBER OF CUSTOMERS

     We cannot guarantee our network will be able to connect and manage a substantial number of customers at high transmission speeds. We may be unable to scale our network to serve a substantial number of customers while achieving high performance. Further, our network may be unable to achieve and maintain competitive digital transmission speeds. While digital transmission speeds of up to 1.5 Mbps are possible on portions of our network, that speed may not be available over a majority of our network. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors. As a result, we may not be able to achieve and maintain digital transmission speeds that are attractive in the market.

OUR SERVICES MAY SUFFER BECAUSE THE TELEPHONE LINES WE REQUIRE MAY BE UNAVAILABLE OR IN POOR CONDITION

     Our ability to provide DSL services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the ILECs. We believe the current condition of telephone lines in many cases will be inadequate to permit us to fully implement our DSL services. In addition, the ILECs may not maintain the telephone lines in a condition that will allow us to implement our DSL services effectively. The telephone lines may not be of sufficient quality or the ILECs may claim they are not of sufficient quality to allow us to fully implement or operate our DSL services. Further, some customers use technologies other than copper lines to provide telephone services, and DSL might not be available to these customers.

INTERFERENCE OR CLAIMS OF INTERFERENCE COULD DELAY OUR ROLLOUT OR HARM OUR SERVICES

     Interference, or claims of interference by the ILECs, if widespread, could adversely affect our speed of deployment, reputation, brand image, service quality and customer satisfaction and retention. All transport technologies deployed on copper telephone lines have the potential to interfere with, or to be interfered with by, other transport technologies on the copper telephone lines. We believe our DSL technologies, like other transport technologies, do not interfere with existing voice services. We believe a workable plan that takes into account all technologies could be implemented in a scalable way across all ILECs using existing plant engineering principles. There are several initiatives underway to establish national standards and principles for the deployment of DSL technologies. We believe our technologies can be deployed consistently with these evolving standards. Nevertheless, ILECs may claim the potential for interference permits them to restrict or delay our deployment of DSL services. Interference could degrade the performance of our services or make us unable to provide service on selected lines. The procedures to resolve interference issues between competitive carriers and ILECs are still being developed, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with ILECs. Moreover, ILECs may make claims regarding interference or unilaterally take action to resolve interference issues to the detriment of our services. State or federal regulators could also institute responsive actions.

OUR FUTURE SUCCESS WILL DEPEND ON GROWTH IN THE DEMAND FOR INTERNET ACCESS AND HIGH-SPEED DATA SERVICES

     If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, our business prospects, operating results and financial condition could be materially adversely affected. The markets for business Internet and high-speed data services are in the early stages of development. Demand for Internet services is highly uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

     In addition, the market for high-speed data transmission via DSL technology is relatively new and evolving. Various providers of high-speed digital services are testing products from various suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.

OUR INTERNET SERVICE MAY BE AFFECTED BY OUR ABILITY TO MAINTAIN PEERING RELATIONSHIPS WITH OTHER INTERNET SERVICE PROVIDERS

     The Internet is comprised of many Internet service providers and underlying transport providers who operate their own networks and interconnect with other Internet service providers at various points. As we commence the operation of Internet services, transport will be provided via wholesale carriers. We anticipate as our volume increases, we will enter into peering agreements for the exchange of traffic with other Internet service providers.

     We cannot assure you other national Internet service providers would maintain peering relationships with us. Peering relationships with other Internet service providers will permit us to exchange traffic with other Internet service providers without incurring settlement charges. In addition, the requirements associated with maintaining peering relationships with the major national Internet service providers may change. We cannot assure you we will be able to expand or adapt our network infrastructure to meet any new requirements on a timely basis, at a reasonable cost, or at all.

WE MAY INCUR LIABILITIES AS A RESULT OF OUR INTERNET SERVICES

     United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to minimize our liability exposure. These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services.

OUR SERVICES ARE HIGHLY REGULATED AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD RESTRICT THE WAY WE OPERATE OUR BUSINESS

     A significant number of the services we offer are regulated at the federal, state and/or local levels. Future federal or state regulations and legislation may be less favorable to us than current regulation and legislation and therefore have an adverse impact on our business, prospects, operating results and financial condition. In addition, we may expend significant financial and managerial resources to participate in administrative proceedings at either the federal or state level, without achieving a favorable result. The Federal Communications Commission (the "FCC") makes rules applicable to interstate communications, including rules implementing the Telecommunications Act, a responsibility it shares with the state regulatory commissions. We believe ILECs and others may work aggressively to modify or restrict the operation of many provisions of the Telecommunications Act. We expect ILECs and others to continue to pursue litigation in courts, institute administrative proceedings with the FCC and other regulatory agencies and lobby the United States Congress, all in an effort to affect laws and regulations in a manner favorable to them and against the interest of CLECs such as us. If the ILECs or others succeed in any of their efforts, if these laws and regulations change or if the administrative implementation of laws develops in an adverse manner, it could have a material and adverse effect on our business, prospects and operating results. For more details about our regulatory situation, please see "Business -- Government Regulations."

THE PRICES WE CHARGE FOR OUR SERVICES AND PAY FOR THE USE OF SERVICES OF ILECS AND OTHER CLECS MAY BE CHALLENGED IN REGULATORY PROCEEDINGS

     If we were required to decrease the prices we charge for our services or to pay higher prices for services we purchase from ILECs and other CLECs, it would have an adverse effect on our business, prospects and operating results. We must file tariffs with state and federal regulators which indicate the prices we charge for our services. In addition, we purchase some tariffed services from ILECs and/or CLECs. All of these tariffed prices may be challenged in regulatory proceedings by customers, including ILECs, CLECs and long distance carriers who purchase these services. In addition, the rate we pay for other services we purchase from ILECs and other CLECs are set by negotiations between the parties. These negotiated rates are also subject to regulatory review.

WE MAY NOT BE ABLE TO COLLECT ALL OF THE ACCESS CHARGES WE HAVE BILLED TO LONG DISTANCE CARRIERS

     When our facilities are used to originate a customer's long distance call and deliver it to the long distance carrier designated by the customer, or to terminate a long distance call received from a long distance carrier by delivering it to a telephone number connected to our network, the long distance carrier is required to pay us for access to our network and the use of our facilities. These charges are called "access charges." Access charges represented 41% of our operating revenues in 1998 and 35% of our operating revenues in the first nine months of 1999. AT&T, Sprint, MCI WorldCom and certain other long distance carriers have refused to pay the full amount of access charges billed to them under our tariffs. Access charge revenues from AT&T, Sprint and MCI WorldCom represented 81% of our total access charge revenues in 1998 and 75% of our total access charge revenues in the first nine months of 1999. As of September 30, 1999, we reflected approximately $12.3 million of access charges as accounts receivable, as compared to $8.1 million as of June 30, 1999, which balances represent our best estimate of amounts ultimately to be collected from these carriers. We cannot assure you that these amounts will ultimately be collected. Although we have recently settled our dispute with MCI WorldCom and expect that future access charges billed to MCI WorldCom will be paid in the ordinary course, disputes continue with AT&T and Sprint. The law applicable to our disputes with AT&T and Sprint is unclear and we may not be able to collect the full amount of the access charges owed to us by these long distance carriers. See "Business -- Legal Proceedings."

     We anticipate access charges billed to long distance carriers will continue to represent a substantial portion of our operating revenues and that the access charges billed to AT&T, Sprint and other carriers refusing to pay these charges will continue to represent a substantial portion of the total amount of access charges we bill to long distance carriers. Until such time as these disputes are resolved and access charge receivables are collected on a timely basis, we cannot rely on these revenues as a source of cash flow. As a result, we may be required to raise additional capital sooner than we currently anticipate. See "-- We will need significant additional funds that we may not be able to obtain."

WE WILL FACE ADDITIONAL RISKS IF WE ACQUIRE OTHER BUSINESSES

     We may acquire other businesses as a means of expanding into new markets or developing new services. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of any acquisition being completed on favorable terms and conditions. Acquisitions of other businesses involve risks including:

     - difficulties assimilating acquired operations and personnel;

     - potential disruptions of our ongoing business;

     - the diversion of resources and management time;

     - the possibility uniform standards, controls, procedures and policies may not be maintained;

     - risks associated with entering new markets in which we have little or no experience; and

     - the potential impairment of relationships with employees or customers as a result of changes in management.

     Any business we might acquire might not perform as expected.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could fluctuate widely in response to a variety of factors, including:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of common stock; and

     - other events or factors that may be beyond our control.

     In addition, the Nasdaq National Market, where many publicly held communications companies like us are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

WE DO NOT INTEND TO PAY CASH DIVIDENDS

     We have never declared or paid any cash dividends on our common stock and do not expect to declare any cash dividends in the foreseeable future or to pay any cash dividends on any of our preferred stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, our debt facilities and other factors our Board of Directors considers appropriate. We intend to retain our earnings, if any, to finance the development and expansion of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to declare and pay cash dividends on our common stock and preferred stock is restricted by covenants in our debt indenture and the terms of our outstanding preferred stock.

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

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     Substantially all of our common stock is currently eligible for sale in the open market. The shares of common stock which may be issued upon conversion of or as dividends on the Series D Convertible Preferred Stock which may be issued in the concurrent offering will also be freely tradeable. In addition, shares of our common stock issued upon exercise of stock options are freely tradeable under a currently effective registration statement. Sales and potential sales of substantial amounts of our common stock in the open market could cause the market price for our common stock to fall. See "Description of Securities -- Shares Eligible for Future Sale."

     The holders of some of our outstanding shares of common stock and convertible securities have demand registration rights which if exercised could result in a registration statement covering shares of common stock being filed by us. These holders also have the right to have shares of common stock included in any registration statement filed by us in the future. See "Description of Securities -- Registration Rights of Security Holders."

INVESTORS IN THIS OFFERING WILL PAY MORE PER SHARE THAN THE BOOK VALUE

     There will be an immediate and substantial dilution of your investment in our common stock, in that the net tangible book value per share of stock after this offering will be substantially less than the per share offering price of the common stock. See "Dilution."

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" in this prospectus.

MANAGEMENT OWNS A SIGNIFICANT PERCENTAGE OF OUR COMPANY AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR ACTIONS

     We are controlled by our officers and directors, who in the aggregate directly or indirectly control 44.7% of our outstanding common stock (assuming conversion of all Series B Convertible Preferred Stock and Series C Convertible Preferred Stock) and voting power. Accordingly, these stockholders collectively will likely be able to continue to control our management policy, decide all fundamental corporate actions, including mergers, substantial acquisitions and dispositions and elect our Board of Directors.

MANAGEMENT HAS BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     Our management will have broad discretion over the use of the proceeds raised in this offering, and you must rely on the judgment of management in the application of the proceeds. Please see "How We Intend to Use the Proceeds of this Offering" for more information related to our financing plan.

WE MUST OBTAIN REGULATORY APPROVAL BEFORE THIS OFFERING MAY BE COMPLETED

     Prior to issuing any equity, we must obtain the approval of the State of Georgia. Because of time constraints, we will not have obtained approval from the State of Georgia before closing this offering. After consultation with counsel, we believe the approval will be granted and that seeking approval after this offering should not result in any material adverse consequences to us, although we cannot assure you of a favorable result.

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words such as "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of profitability or cash flow from operations, and statements regarding the development of our business, the market for our services and products, our anticipated capital expenditures, operations support systems, changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

     We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to those described above.

               HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

     The net proceeds we receive from the sale of the        shares of common
stock we are offering are estimated to be approximately $166.6 million, based on
an assumed offering price of $       per share, after deducting estimated
underwriting discounts and other offering expenses payable by us. We will receive approximately $191.7 million, based on an assumed offering price of
$       per share, if the over-allotment option granted to the underwriters is exercised in full. We will not receive any proceeds from the sale of any shares sold by the selling stockholders.

     The net proceeds we receive from the sale of the Series D Convertible Preferred Stock being offered concurrently with this offering are estimated to be approximately $145.0 million after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive $166.8 million if the over-allotment granted to the underwriters with respect to the Series D Convertible Preferred Stock is exercised in full.

     Neither this offering nor the concurrent offering of Series D Convertible Preferred Stock are conditioned on the other and one offering may be completed without the other.

     We intend to use the net proceeds from both offerings for capital expenditures related to the purchase and installation of DSL and other communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanded sales, marketing and product development efforts. In addition, we may use a portion of the net proceeds for acquisitions, although we are not involved in any acquisition negotiations at this time. See "Risk Factors -- We will face additional risks if we acquire other businesses" and "-- Management has broad discretion to use the proceeds from this offering."

     Pending use of the net proceeds as described above, we intend to invest them in short-term, investment grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our Board of Directors considers relevant. In addition, the terms of our outstanding indebtedness and preferred stock restrict our ability to pay cash dividends on our common stock and preferred stock.

                                 CAPITALIZATION

     The following table shows our capitalization as of September 30, 1999, (A)
on an actual basis, (B) as adjusted to reflect the sale of the        shares of
common stock we are offering, and (C) as further adjusted to reflect the sale of 1,250,000 shares of Series C Convertible Preferred Stock which is expected to
close by December 1999, the sale of the        shares of common stock we are
offering by means of this prospectus and the sale of the 3,000,000 shares of Series D Convertible Preferred Stock in the concurrent offering.

     You should read this table with our financial statements and the related notes appearing elsewhere in this prospectus.

                                                               SEPTEMBER 30, 1999
                                              ----------------------------------------------------
                                               ACTUAL     AS ADJUSTED(1)    AS FURTHER ADJUSTED(2)
                                              --------    --------------    ----------------------
                                                             (DOLLARS IN THOUSANDS)
                                                                  (UNAUDITED)
Cash and cash equivalents and investments
  available-for-sale (excluding restricted
  investments)..............................  $178,961
Restricted investments......................    30,375         30,375                30,375
                                              --------      ---------             ---------
  Total cash and cash equivalents,
     investments available-for-sale and
     restricted investments.................   209,336
13% Senior Secured Notes due 2004...........   157,125        157,125               157,125
Other long-term debt........................       552            552                   552
Series B Convertible Preferred Stock........    46,663         46,663                46,663
Series C Convertible Preferred Stock........        --             --
Series D Convertible Preferred Stock........        --             --
Stockholders' equity:
  Common stock, $0.001 par value, 60,000,000
     shares authorized, 22,810,060 issued
     and 22,800,920 outstanding.............        23
  Additional paid-in-capital................   227,955
  Accumulated deficit.......................   (91,062)       (91,062)              (91,062)
  Less: treasury stock......................       (76)           (76)                  (76)
  Accumulated other comprehensive income....      (360)          (360)                 (360)
  Notes receivable from stockholders for
     issuance of common stock...............    (2,086)        (2,086)
                                              --------      ---------             ---------
  Total stockholders' equity................   134,394
                                              --------      ---------             ---------
Total capitalization........................  $338,734
                                              ========      =========             =========

-------------------------
(1) Gives effect to this offering.

(2) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.

                                    DILUTION

     The net tangible book value of a share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in the common stock,
dilution is the difference between the assumed $     per share offering price of
the common stock and the net tangible book value per share of common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of the common stock is substantially higher than the per share price paid by our existing stockholders for our presently outstanding stock.

     On September 30, 1999, our net tangible book value was approximately $177.0 million and the per share net tangible book value of each of the assumed outstanding shares of common stock (assuming the outstanding Series B Convertible Preferred Stock had been converted into 5,277,779 shares of common stock) was approximately $6.30 per share.

     As of September 30, 1999, without taking into account any changes in our net tangible book value after that date other than to give effect to the sale of the common stock offered in this offering, based on an assumed offering price of
$     per share, and the estimated offering expenses, including the underwriting discount, the net tangible book value of each of the assumed outstanding shares
of common stock would have been $     per share. Therefore, you would have paid
$     for a share of common stock having a net tangible book value of
approximately $     per share; that is, your investment would have been diluted
by approximately $     per share. At the same time, existing stockholders would
have realized an increase in net tangible book value of $     per share without
further cost or risk to themselves. The following table illustrates this per share dilution:

Price per share of common stock in this
  offering.......................................               $
Net tangible book value per share of common stock
before this offering.............................    $  6.30
  Increase in net tangible book value per share
     of common stock attributable to investors in
     this offering(1)(2).........................
                                                     -------
  Net tangible book value per share of common
     stock after this offering(1)(2).............
                                                                --------
Dilution to new investors in common
  stock(2)(3)....................................               $

-------------------------
(1) After deducting the estimated offering expenses payable by us, including the underwriting discount.

(2) Assumes that none of our outstanding options or warrants are exercised and assumes the conversion of 5,277,779 shares of Series B Convertible Preferred Stock which are convertible into shares of common stock on a one-for-one basis.

(3) If we were to give effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, the sale of the Series D Convertible Preferred Stock concurrently herewith and the conversion of all Series C and D Convertible Preferred Stock into common stock, the dilution to new investors in common stock would
    have been $     and the increase in net tangible book value per share of
    common stock attributable to investors in this offering would have been
    $     .

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the following selected consolidated financial and operating data with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which can be found elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by KPMG LLP (1996) and Arthur Andersen LLP (1997 and 1998), independent auditors.

                                                                                         NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                     -------------------------------    --------------------
                                                      1996        1997        1998        1998        1999
                                                     -------    --------    --------    --------    --------
                                                                (AUDITED)                   (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.................................  $     1    $  3,791    $ 18,249    $ 11,772    $ 34,922
Cost of operating revenues.........................      305       3,928      17,129      10,575      31,449
Selling, general and administrative
  expenses.........................................      841       6,440      17,877      11,250      27,469
Loss from operations...............................   (1,554)     (7,851)    (21,995)    (13,202)    (36,402)
Net loss...........................................   (1,491)    (10,836)    (32,065)    (22,293)    (44,744)
Basic and diluted loss per share of common stock...  $ (2.11)   $  (1.30)   $  (2.26)   $  (1.69)   $  (2.50)
OTHER FINANCIAL DATA:
EBITDA(1)..........................................  $(1,145)   $ (6,577)   $(16,757)   $(10,053)   $(23,996)
Insufficiency of earnings to cover combined fixed
  charges and preferred stock dividends(2).........  $ 1,491    $ 11,024    $ 35,104    $ 22,593    $ 43,818
Capital expenditures...............................    3,659      22,641      97,101      67,136      47,135
OPERATING DATA (END OF PERIOD):
Total access lines in service......................       50      15,590      47,744      35,246     117,210
Central office collocation sites...................        9          25         207          85         288
Switches in service................................        1           3           7           4           7
Number of sales personnel..........................
    Field sales....................................        7          23          50          39          95
    Inside sales...................................       --          --          31          53          33
                                                     -------    --------    --------    --------    --------
         Total.....................................        7          23          81          92         128

                                                                           AS OF SEPTEMBER 30, 1999
                                                              --------------------------------------------------
                                                               ACTUAL    AS ADJUSTED(3)   AS FURTHER ADJUSTED(4)
                                                              --------   --------------   ----------------------
                                                                            (DOLLARS IN THOUSANDS)
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments available-for-sale
(excluding restricted investments)..........................  $178,961
Restricted investments......................................    30,375        30,375               30,375
Property and equipment, net.................................   151,159       151,159              151,159
Total assets................................................   381,814
Long-term debt..............................................   157,677       157,677              157,677
Series B Convertible Preferred Stock........................    46,663        46,663               46,663
Series C Convertible Preferred Stock........................        --            --
Series D Convertible Preferred Stock........................        --            --
Stockholders' equity........................................   134,394

-------------------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: (i) earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and (ii) fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.

(3) Gives effect to this offering.

(4) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion together with our financial statements and the notes related to our financial statements, each of which can be found elsewhere in this prospectus. The results shown in this prospectus do not necessarily indicate the results to be expected in any future periods. This discussion contains forward-looking statements. We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. Our actual results may differ from those anticipated due to a number of factors, including those described in the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We began providing competitive local dialtone services to small business and residential customers in December 1996 and began offering long distance services by February 1998. In third quarter 1999, we began to offer high-speed data and Internet services in our Las Vegas market. Currently, we have switches fully operational in Las Vegas, Atlanta, Chicago, southern Florida, and in selected areas of southern California, including Los Angeles and San Diego.

     Our 1997 revenues were generated from sales of communications services consisting primarily of local phone service, switched access billings and non-recurring charges, principally installation charges. In 1998 and the first nine months of 1999, long distance services also contributed to our revenue base.

     Our principal operating expenses consist of cost of operating revenues, selling, general and administrative expenses and depreciation and amortization expense. Cost of operating revenues consists primarily of access charges, line installation expenses, transport expenses, compensation expenses of technical personnel, long distance expenses and collocation lease expenses. Selling, general and administrative expenses consist primarily of compensation expenses, advertising, provision for bad debts, professional fees and office rentals. Depreciation and amortization expense includes depreciation of switching and collocation equipment as well as general property and equipment.

     During 1998, we expanded significantly with the installation of four additional switches and the build-out of 182 additional collocation sites. During the first nine months of 1999, we have continued this expansion with the build-out of 81 additional collocation sites. As expected, both cost of operating revenues and selling, general and administrative expenses increased as many of the fixed costs of providing service in new markets are incurred before significant revenue can be generated from those markets. In addition, we incurred significant marketing costs to build our initial base of customers in our new markets.

     Building and expanding our business has required and will continue to require us to incur significant capital expenditures primarily consisting of the costs of purchasing switches, associated equipment and land for switching sites and constructing buildings or improving leased buildings to house our switching and collocation facilities. As part of our "smart build" network strategy, we purchased and installed host switches in each of our markets while leasing the means of transporting voice and data traffic from these switches to our customers' telephones or other equipment. We believe this facilities-based strategy, while initially increasing our level of capital expenditures and operating losses, will enhance our long-term financial performance in comparison to a resale strategy.

     We have experienced operating losses and generated negative cash flow from operations since inception and expect to continue to generate negative cash flow from operations for the foreseeable future while we continue to expand our network and develop our product offerings and customer base.

There can be no assurance our revenue or customer base will grow or that we will be able to achieve or sustain positive cash flow from operations. See "Risk Factors -- We expect our losses to continue."

RESULTS OF OPERATIONS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 VS. SEPTEMBER 30, 1998

     Total operating revenues increased to $34.9 million for the nine months ended September 30, 1999 as compared to $11.8 million for the nine months ended September 30, 1998. The 196% increase was a result of the increase in the number of lines in service and increased long distance service and switched access revenues.

     Cost of operating revenues for the nine months ended September 30, 1999 was $31.4 million as compared to $10.6 million for the nine months ended September 30, 1998. The 196% increase is due to the increased number of lines in service and installation and operational expenses associated with the expansion of our network.

     For the nine months ended September 30, 1999, selling, general and administrative expenses totaled $27.5 million, a 143% increase over the $11.3 million for the nine months ended September 30, 1998. The increase is a result of increased costs attributable to marketing and delivering our service and supporting our continued network expansion.

     For the nine months ended September 30, 1999, depreciation and amortization was $12.4 million as compared to $3.1 million for the nine months ended September 30, 1998. This increase is a result of placing additional assets in service in accordance with the planned build-out of our network.

     Gross interest expense during each nine month period ended September 30, 1999 and 1998 totaled $16.7 million. Interest capitalized for the nine months ended September 30, 1999 increased to $2.9 million as compared to $0.6 million for the nine months ended September 30, 1998. The increase in interest capitalized is due to the increase in switching equipment under construction. Gross interest expense is primarily attributable to the 13% Senior Secured Notes due 2004 (the "Senior Secured Notes") we issued in September 1997.

     Interest income was $5.2 million during the nine months ended September 30, 1999 compared to $7.0 million for the nine months ended September 30, 1998. The 26% decrease is a result of the decrease in cash and investments since September 30, 1998. Cash and investments have been used to purchase switching equipment, pay interest on the Senior Secured Notes and fund operating losses.

     We incurred net losses of $44.7 million and $22.3 million for the nine month periods ended September 30, 1999 and 1998, respectively.

YEAR ENDED DECEMBER 31, 1998 VS. 1997

     Total operating revenues for the year ended December 31, 1998 were $18.2 million as compared to $3.8 million for the year ended December 31, 1997. The 381% increase is a result of the installation of four additional switches, an increase in the number of lines in service and the introduction of long distance service in early 1998. We provided communications services in only Las Vegas until December 1997 when we initiated service in Atlanta and southern California. As a result of our network expansion, during 1998 we began to offer service in Chicago and additional areas of southern California, including Los Angeles and San Diego. We had 47,744 lines in service as of December 31, 1998 as compared to 15,590 lines in service as of December 31, 1997, a 206% increase.

     Cost of operating revenues for the year ended December 31, 1998 was $17.1 million as compared to $3.9 million for the year ended December 31, 1997. The 336% increase is due to the increased number of lines in service during 1998, network expenses associated with long distance service, and installation and operational expenses associated with the significant expansion of our network.

     For the year ended December 31, 1998, selling, general and administrative expenses totaled $17.9 million, a 178% increase over the $6.4 million for the year ended December 31, 1997. The increase in expenses resulted from increased costs attributable to marketing of services, delivering our service and supporting our continued network expansion.

     For the year ended December 31, 1998, depreciation and amortization was $5.2 million as compared to $1.3 million for the year ended December 31, 1997. This increase is a result of placing additional assets in service during the period to support our planned build-out of our network. As of December 31, 1998 we had seven operational switches and 207 collocation sites built out as compared to three switches and 25 collocations sites as of December 31, 1997.

     Interest expense for fiscal 1998 totaled $19.1 million as compared to $5.5 million for fiscal 1997. The increase is primarily attributable to a full year of interest incurred on the Senior Secured Notes we issued in September 1997.

     Interest income was $8.8 million for the year ended December 31, 1998 compared to $2.5 million for the year ended December 31, 1997. The income is attributable to earnings on investments made with the proceeds from the issuance of the Senior Secured Notes and with the proceeds from the sale of our common and preferred stock.

     We incurred net losses of $32.1 million during 1998 and $10.8 million during 1997.

YEAR ENDED DECEMBER 31, 1996

     Our operations before December 1996 were limited to start-up activities and, as a result, our revenues and expenditures for the period were not indicative of anticipated revenues which may be attained or expenditures which may be incurred by us in future periods. We did not begin revenue-generating operations until December 1996. As a result, any comparison of the year ended December 31, 1997 with the year ended December 31, 1996 would not be meaningful.

     During the year ended December 31, 1996, we generated $1,000 in operating revenues as a result of commencing service during the month of December. We had cost of operating revenues of $0.3 million which represents primarily fixed costs. In addition, we incurred other operating expenses, including depreciation and amortization, of $1.3 million in connection with the commencement of operations and the build-out of our network. These expenses consisted primarily of payroll expenses, professional fees, expenses related to the introduction of initial service and a one-time write-off of purchased software.

     We earned interest income in the period of $0.1 million.

     As a result, we incurred a net loss in the period of $1.5 million. This loss is primarily attributable to the expenses incurred in connection with the initial development of our business.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations require substantial capital investment for the purchase of communications equipment and the development and installation of our network. Capital expenditures were $47.1 million for the nine months ended September 30, 1999, $97.1 million for the year ended December 31, 1998 and $22.6 million for the year ended December 31, 1997. We expect we will continue to require substantial amounts of capital to fund the purchase of the equipment necessary to continue expanding our network footprint in our existing markets and to develop new products and services. In addition, we expect to enter new markets during 2000. We expect capital expenditures of approximately $550 million over the next five years, including approximately $25.0 million of capital expenditures expected during the last three months of 1999. We expect to fund these capital expenditures from cash on hand and the proceeds of the issuance of Series C Convertible Preferred Stock, this offering and the concurrent offering. In addition, we are currently evaluating financing proposals from vendor and equipment lease financing companies. We cannot assure you that we will be successful in completing the proposed sale of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock or otherwise raising sufficient debt or equity capital on acceptable terms.

     From our inception through September 1997, we raised approximately $17.8 million from private sales of common stock.

     In September 1997, we completed a $160.0 million offering of Senior Secured Notes and warrants to purchase 862,923 shares of common stock (after giving effect to anti-dilution adjustments). At the closing of the sale of the Senior Secured Notes, we used approximately $56.8 million of the net proceeds from the sale of the Senior Secured Notes to purchase a portfolio of securities that has been pledged as security to cover the first six interest payments on the Senior Secured Notes. In addition, we have granted the holders of the Senior Secured Notes a security interest in a significant portion of our communications equipment.

     In November 1997 and January 1998, we issued an aggregate of 6,571,427 shares of Series A Convertible Preferred Stock at $3.50 per share for net proceeds of $21.6 million.

     We completed our initial public offering of common stock on May 15, 1998. We sold a total of 4,025,000 shares of our common stock to the public and received net proceeds of $63.0 million. In connection with the initial public offering of our common stock, we reduced the number of authorized and outstanding shares of our common stock by 40%. Our outstanding shares of preferred stock were converted into 3,942,856 shares of common stock upon our initial public offering.

     In May 1999, we issued 5,277,779 shares of Series B Convertible Preferred Stock at $9.00 per share for net proceeds of approximately $46.7 million.

     In July 1999, we issued 5,000,000 shares of common stock and received net proceeds, after expenses of approximately $118.1 million. In the offering, existing stockholders sold an additional 587,695 shares of common stock for which we did not receive any proceeds.

     In October 1999, we entered into an agreement in principle with two of our significant stockholders and one of their affiliates under which we agreed to sell 1,250,000 shares of newly issued Series C Convertible Preferred Stock at $28.00 per share for a total consideration of $35.0 million. This issuance of Series C Convertible Preferred Stock is expected to close by December 1999.

     The substantial capital investment required to initiate services and fund our initial operations has exceeded our operating cash flow. This negative cash flow from operations results from the need to establish our network in anticipation of connecting revenue-generating customers. We expect to continue recording negative cash flow from operations for a period of time because we are continuing network expansion activities. We cannot assure you we will attain break-even cash flow from operations in subsequent periods. Until sufficient cash flow from operations is generated, we will need to use our current and future capital resources to meet our cash flow requirements and may be required to issue additional debt and/or equity securities. We expect our available cash and the proceeds of the issuance of Series C Convertible Preferred Stock, this offering and the concurrent offering should be adequate to fund our operations and planned capital expenditures through the end of the third quarter 2004. The indenture governing the Senior Secured Notes and the terms of our Series B Convertible Preferred Stock and Series C Convertible Preferred Stock impose restrictions upon our ability to incur additional debt or issue preferred stock.

IMPACT OF YEAR 2000

     The year 2000 issue, commonly referred to as Y2K, is a result of the way some computer systems store dates. In many cases, when a date is stored by a computer, a two digit field has been used to store the year (i.e., 01/01/98 = January 1, 1998). The system assumes that the first two digits in the year field are "19." With the end of the century approaching, those same systems should reflect 01/01/00 as being "January 1, 2000." However, a non-compliant system will read 01/01/00 as January 1, 1900.

     We have been focused on year 2000 issues since our inception in 1996. In recognition of the priority associated with the year 2000 issue, we have established a Year 2000 Project Team at the corporate level to lead the year 2000 effort. Since we are young, much of the hardware and software currently in place was purchased with Y2K readiness in mind. However, in most cases, we have relied on representations of our vendors as to the Y2K compliance of the hardware and software we have purchased. We cannot assure you the vendor representations we relied upon are accurate or complete or that we will have recourse against any vendors whose representations prove misleading.

     Our Y2K plans include a number of phases designed to evaluate the Y2K readiness of our network and computer systems. We have completed the inventory and assessment of all network and information systems and have begun the renovation and testing phases. Renovations of mission critical components of our network and operations support system for Year 2000 compliance were completed in June 1999. We will continue integration testing throughout the remainder of 1999. Subject to additional compliance testing, we believe our essential processes, systems and business functions will be ready for the 1999 to 2000 transition.

     Our significant vendors, including our major communications equipment suppliers, have assured us their applications are year 2000 compliant. Our business also relies on other third parties. The ability of third parties upon whom we rely to adequately address their year 2000 issues is outside our control. However, we are coordinating efforts with these parties to minimize the extent to which our business will be vulnerable to their failure to remediate their own year 2000 issues. We cannot assure you the systems of the third parties will be modified on a timely basis. Our business, financial condition and results of operations could be materially adversely affected by the failure of the systems and applications of third parties to properly operate after 1999.

     We are continuously evaluating our contingency plans should mission critical systems fail as a result of Y2K issues.

     In a recent SEC release regarding year 2000 disclosure, the SEC stated that public companies must disclose the most reasonably likely worst case year 2000 scenario. Although it is not possible to assess the likelihood of any of the following events, each must be included in a consideration of worst case scenarios: widespread failure of electrical, gas and similar suppliers serving us; widespread disruption of the services provided by common carriers; similar disruption to the means and modes of transportation for our employees, contractors, suppliers and customers; significant disruption to our ability to gain access to, and remain working in, office buildings and other facilities; the failure of substantial numbers of our critical computer hardware and software systems, including both internal business systems and systems controlling operational facilities such as electrical generation, transmission and distribution systems; and the failure of outside entities' systems, including systems related to banking and finance.

     If we cannot operate effectively after December 31, 1999, we could, among other things, face substantial claims by customers or loss of revenue due to service interruptions, inability to fulfill contractual obligations or to bill customers accurately and on a timely basis, as well as increased expenses associated with litigation, stabilization of operations following critical system failures and the execution of contingency plans. We could also experience an inability by customers and others to pay, on a timely basis or at all, obligations owed to us. Under these circumstances, the adverse effects, although not quantifiable at this time, could be material.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The American Institute of Certified Public Accountants recently issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. We currently expense all start-up costs as incurred and consequently, the application of SOP 98-5 will have no material impact on our financial statements.

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

                                    BUSINESS

MGC COMMUNICATIONS

     We are a growing communications company currently offering Internet access, voice over DSL (VoDSL), local dialtone, long distance and other voice and data services primarily to small and medium size business customers. We have launched bundled voice and high-speed data services using DSL technology in our Las Vegas market and expect to launch these services in all of our current markets before the end of the year. We have one of the largest collocation footprints of any integrated communications provider, with 288 central office collocation sites providing us access to approximately 16 million addressable lines. We expect over 200 of our central office collocation sites to be DSL capable by the end of 1999. We currently deliver our services in the metropolitan areas of Atlanta, Chicago, Las Vegas, southern Florida and selected areas of southern California, including Los Angeles and San Diego. We have interconnection agreements with five ILECs: Ameritech, BellSouth, GTE, PacBell and Sprint. At the end of the third quarter of 1999, we had 138,400 customer lines sold, of which 117,210 lines were in service. To rollout our network and services on a national basis, during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites providing access to more than 35 million addressable lines.

     We were one of the first CLECs to implement a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing unbundled loops and transport from other common carriers. For an explanation of certain terms used in this prospectus to describe our network and its components, please read the section entitled
"-- Network Architecture and Technology." We believe this "smart-build" strategy has allowed us to quickly establish a large collocation footprint at a comparatively low cost while maintaining control of access to our customers. Having executed our "smart-build" strategy in the markets we currently serve, we are well-positioned to serve the growing demand from small and medium size business customers for communications services.

     The rapid growth of the Internet has fueled demand from small and medium size businesses for access to high-speed data services. To meet this growing demand, we are using our current network infrastructure to offer a bundled voice and high-speed data product over a single copper unbundled loop by implementing DSL as a data transport solution. On average, DSL technology increases the transport capacity of standard copper telephone lines by 24 times. This increased capacity will allow us to meet the growing demand for high-speed data services and to deliver multiple voice telephone lines to a customer using a single unbundled loop which we lease from the ILEC. By using a single unbundled loop to deliver a bundled voice and high-speed data product, we expect to significantly reduce the per line costs of provisioning customer lines and the associated recurring leased transport and unbundled loop costs. These savings should allow us to offer a value-priced package of services to our customers.

MARKET OPPORTUNITY

     We believe we have a significant market opportunity as a result of the following factors:

  Impact of the Telecommunications Act of 1996

     The Telecommunications Act of 1996 allows CLECs to use the existing infrastructure established by ILECs, as opposed to building a competing infrastructure at significant cost. The Telecommunications Act requires all ILECs to allow CLECs to collocate their equipment in the ILEC's central offices. This enables CLECs to access customers through existing telephone line connections. The Telecommunications Act creates an incentive for ILECs that were formerly part of the Bell system to cooperate with CLECs by precluding these ILECs from providing long distance service in their region until regulators determine there is a significant level of competition in the ILEC's local market. See "-- Government Regulations."

  Needs of Small and Medium Size Businesses for Integrated Communications Solutions

     Many small and medium size businesses have no cost-effective alternative to dial-up modems for Internet access. As a result, these businesses must contend with productivity limitations associated with slow transmission speeds. In addition, to meet their communications needs, small and medium size businesses are subject to the cost and complexity of utilizing multiple service providers: local dialtone providers, long distance carriers, Internet service providers and equipment integrators. We believe these businesses can benefit significantly from an integrated cost-effective communications solution delivered by a single service provider.

  Growing Market Demand for High-Speed Data Services and E-commerce Solutions

     The popularity of the Internet with consumers and the development of the Internet as a commercial medium have driven the demand for high-speed data services. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. To remain competitive, small and medium size businesses increasingly need high-speed data and Internet connections to access critical business information and communicate more effectively with employees, customers, vendors and business partners (commonly referred to as "e-commerce"). High-speed digital connections are also becoming increasingly important to businesses and consumers as more information and applications become available on the Internet.

  Emergence of DSL Technology

     DSL technology emerged in the early 1990's and is now commercially available. DSL technology dramatically increases the data, voice and video carrying capacity of standard copper telephone lines. Because DSL technology uses existing copper telephone lines, a broad network deployment can be implemented rapidly and requires a lower initial fixed investment than some existing alternative technologies. In addition, since a significant portion of the expense associated with a DSL network is incurred only when a new customer is added to the network, capital is efficiently deployed.

THE MGC SOLUTION

     We believe we offer an attractive communications solution to small and medium size business customers. In developing our solution, we have attempted to include elements intended to create customer loyalty. Key aspects of our solution include:

     Complete Communications Solutions. We offer our customers simple, value-priced solutions for their communications requirements, all on a single bill. In Las Vegas, we offer a complete communications solution, including voice over DSL (VoDSL), and high-speed Internet access services. We expect to offer this complete package in all of our other markets by year end. In addition, we plan to offer additional Internet-based e-commerce products in 2000. Our customers will have a single point of contact for a complete package of services, eliminating the need for our customers to manage multiple vendors.

     Service Reliability. We are able to offer our customers a high degree of service reliability through efficient, timely execution of provisioning unbundled loops due to our mature relationships with five ILECs in the markets we currently serve. We believe our continued rollout of DSL technology will enable us to further improve our service reliability by simplifying the provisioning process. Moreover, our customer service center is staffed to respond promptly to customer inquiries 24 hours a day, seven days a week. See "-- Network Architecture and Technology."

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

BUSINESS STRATEGY

     Rapid National Service Rollout. Our strategy is to address the greatest percentage of our targeted customers as quickly as possible and gain market share. To create a national presence during 2000, we plan to aggressively expand our network to include over 800 central office collocation sites. Our central office collocation build-out program is designed to allow us extensive coverage in all the markets we enter. By positioning ourselves to be the first provider of bundled voice and data services targeted to small and medium size business customers in our markets, we expect to attract many "early adopter" customers that are interested in high-speed Internet access and data services. See
"-- Markets."

     Focused Sales and Marketing Effort. To date, we have demonstrated an ability to sell and provision our services to small and medium size business customers. We achieved this through a direct sales force, vendor programs, telemarketing and targeted advertising. We plan to significantly increase our direct sales force to provide sales coverage of our expanding network footprint. We plan to grow our direct sales force from 128 at September 30, 1999 to over 350 by year end 2000. Additionally, we will continue developing relationships with third party agents or vendors as a complement to our direct sales channels. Our simplified, packaged product set enables us to easily train our sales force and decreases the time required to market and sell our services. With our bundled voice and data solution, our sales force can target the small and medium size business market segment with our total communications solution.

     Completion of DSL Deployment. We are in the process of deploying our high-speed data solution within our existing network. By year end 1999, we expect to have approximately 200 central office collocations equipped to offer DSL services. In addition, all of our new collocation sites will be equipped with DSL technology upon implementation. Our physical presence in ILECs' facilities allows us access to unbundled loops which is critical to deploying our DSL product set. The integration of DSL into our existing network is accomplished by installing advanced equipment in our host switch sites, collocation facilities and customer sites. This next-generation product is expected to allow us a first-to-market advantage with a unique product set providing all of a customer's voice and data needs, billed on one statement from a single source.

     Targeting Small and Medium Size Businesses. Based on unbundled loops in service, we believe the small and medium size business customer base is a large and rapidly growing segment of the communications market in the United States. We target suburban areas of large metropolitan markets because these areas have high concentrations of small and medium size businesses. By introducing a bundled voice and data solution and focusing on small and medium size business sales, we believe we will gain a competitive advantage over the ILEC, our primary competitor for these customers.

     Customer Access Control. By connecting the unbundled loop connection from our customer's site to our central office collocation, we effectively place the customer on our network. This connection serves as the platform for delivering our current and future communications services to our customers. Any future changes our customers want to make to their services, including purchasing more services from us, are under our direct control. The one exception is for repairs, which are infrequent but may require the participation of the ILEC's network maintenance staff.

     Capital Efficient Network. We were one of the first competitive local exchange carriers to implement a network strategy of purchasing and installing switches, collocating in the central offices of the ILEC and leasing the necessary transport. We believe this network deployment strategy provides a capital efficient build-out plan and an attractive return on our invested capital. We have installed DSL technology across a substantial portion of our existing network which will allow us to

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

reduce significantly the number of unbundled loops we lease. We are currently evaluating next generation switching devices which are significantly smaller and less expensive than the switches we have deployed to date. We believe these switches may permit us to move the intelligence that determines where to route traffic closer to our customers. We expect this decentralized switching approach will allow us greater efficiencies in our network.

     Sophisticated Operations Support System. We have developed a comprehensive, proprietary operations support system to manage our business. Our proprietary system provides integrated features addressing substantially all aspects of our business, including customer care, billing and collections, general ledger, payroll, fixed asset tracking, and personnel management. We believe our system is adaptable to changing circumstances and multiple ILEC provisioning systems, and can be scaled to support our operations throughout our planned growth.

     Timely and Accurate Provisioning for Our Customers. We believe one of the keys to our success is effectively managing the provisioning process for new customers. Towards this goal, we have committed significant time and resources to designing more efficient provisioning processes, both internally and with each of the ILECs. We are in final testing of our internal automation process whereby all new orders are provisioned through our operations support system on a real-time basis. Since 1998, we have been developing and implementing electronic order interfaces with all of the ILECs with which we work designed to improve provisioning performance by eliminating manual keying of information and the need to fax paper orders back and forth. As an illustration, we are currently provisioning the majority of our orders in Las Vegas through an electronic interface with Sprint. This type of interface, also known as "electronic bonding," substantially reduces the time, number of steps and duplication of work typically involved in the provisioning process, substantially lowering our costs and providing a more attractive solution to our customers.

     Co-marketing Arrangements with E-commerce Providers. To expand our product offerings, we have begun to partner with e-commerce providers. We recently entered into an agreement to co-market PurchasePro.com's e-business solution to our small and medium size business customers. We believe co-marketing arrangements will allow us to further solidify our position as a single source provider of communications services.

     Develop E-commerce Data Centers. We believe we will be able to provide an attractive opportunity for e-commerce providers to use our network facilities to access our customer base. To exploit this opportunity, we plan to build regional data centers to host the servers used by e-commerce providers. To support these data centers, we expect to offer basic security and monitoring services. We believe by offering these services we will be able to attract e-commerce partners and enhance the service offerings available to our customers.

     As we deploy DSL technology throughout our network, the provisioning process will become easier for us and more transparent for our customers. With DSL technology in place, one copper loop will provide enough capacity for multiple voice and data connections at the customer's premises. Therefore we will be provisioning far fewer lines, making us significantly less dependent on the ILEC for placing our customers in service.

     Quality Customer Service. We believe providing quality customer service is essential to offering a superior product to our customers and creating customer loyalty. A service representative is assigned to each business customer to coordinate conversion of service and handle any post-installation issues. In addition, we have a centralized call service center operating 24 hours a day, seven days a week which handles general billing, customer care and related issues for all of our customers. The service representatives use our proprietary operations support system to gain immediate access to our customers' data, enabling quick responses to customer requests and needs at any time. This system allows us to present our customers with one fully integrated monthly billing statement for all communication services.

PRODUCTS AND SERVICES

     To date, we have focused on offering basic telephone and data services to our small business and residential customers. These services include our Internet access portal known as MGCi.com, switched local dialtone, long distance services and custom calling features such as voice mail, call waiting and call forwarding. To capitalize on the growing demand of small and medium size business customers for Internet and data services, we are introducing our "Total Solution" package, a bundled offering of high-speed data access using DSL technology, in all of our markets prior to the end of this year. The chart below shows the component features of our "Total Solution" package to small and medium size business customers:

                             "TOTAL SOLUTION" PACKAGE
                             ------------------------
8 voice lines                               MGC Long Distance
Internet access at speeds up to 1.5 Mbps    500 minute increments
Unlimited custom calling features           Free local calling
MGCi.com                                    Customer premise equipment
  Web Hosting                               Single bill and single point of contact
  10 e-mail boxes

MARKETS

     We currently operate in Las Vegas, Atlanta, Chicago, southern Florida and selected areas of southern California, including Los Angeles and San Diego. As of September 30, 1999, we had 288 central office collocation sites providing access to approximately 16 million addressible lines in these markets. The table below shows the distribution of our central office collocation sites within these markets.

MARKET AREA                              COLLOCATION SITES    ADDRESSABLE LINES
-----------                              -----------------    -----------------
Southern California....................         147              8.3 Million
Atlanta................................          37              2.0 Million
Chicago................................          50              2.5 Million
Southern Florida.......................          36              2.2 Million
Las Vegas..............................          18              1.0 Million
                                                ---             ------------
          TOTALS.......................         288             16.0 MILLION

     To achieve a national presence, we plan to collocate in over 400 ILEC central offices during 2000. All of these collocations will be located within the top 50 metropolitan statistical areas of the country. When evaluating new markets, we consider:

     - The importance of the geographic area to our national presence; and

     - The demographics of the market, specifically the presence of clusters of ILEC central offices with high concentrations of small and medium size business lines.

     Based on the criteria outlined above, the table below indicates the number of collocated central office facilities and approximate addressable lines we have identified for expansion during 2000 and the planned time period for the commencement of operations. The timing and order of our entering into new markets may vary and will depend on market conditions, ILEC cooperation and other factors. We cannot assure you we will begin to offer our services in each of the collocated central office facilities or at the times indicated below.

NUMBER OF ADDITIONAL   ADDRESSABLE          PLANNED
 COLLOCATION SITES        LINES        OPERATIONAL DATE
--------------------   -----------     ----------------
         45             1.8 million   First Quarter 2000
         50             2.0 million   Second Quarter 2000
         60             2.4 million   Third Quarter 2000
        245             9.8 million   Fourth Quarter 2000
        ---            ------------
        400            16.0 million

SALES AND MARKETING

     Our highly focused marketing efforts seek to generate well-managed, profitable growth through increased market share with minimal customer turnover. Our current sales programs include direct sales efforts, programs with agents and vendors, telemarketing and targeted advertising directed at the small and medium size business customer. Due to the simplicity of our bundled voice and data solution, we will not need to incur extensive costs to train our expanding sales force.

     As of September 30, 1999, we employed 95 field sales personnel and 33 inside sales personnel. We expect the size of our sales force to increase substantially during 2000 as we expand our network footprint to a national scale. During the fourth quarter of 1998, we implemented a "team" sales approach in our Las Vegas market. We are in the process of implementing this approach in each of our local markets. Each team consists of two field sales representatives, one business service representative, one inside sales representative and one field technician. The sales representatives work from lead lists which specifically identify small and medium size business prospects located within the service area of our collocation sites. The inside sales representative solicits leads and schedule appointments and, when practical, close sales over the phone. Our business service representative acts as the liaison between the small business customer and our operational personnel to effect a coordinated transfer of service from the ILEC's network to our network. The field technician is responsible for the installation of the customer premise equipment. These teams report to the city managers and ultimately the presidents of their respective regions.

     To complement our local and national sales force, we use established telephone equipment vendors to market our services in conjunction with equipment sales to business customers. We believe this distribution channel will become more productive for us in the near future with the continued rollout of our bundled voice and high-speed data solution.

NETWORK ARCHITECTURE AND TECHNOLOGY

     Network Architecture. In building our network we have implemented a "smart-build" strategy, building and owning the intelligent components of our network -- switches and collocation facilities -- while leasing transport from other common carriers. We use three basic types of transport: first, we lease unbundled loops which connect a customer to our collocated facilities in an ILEC's central office; second, we lease local transport which connects our collocation equipment to our switches; and third, we lease long distance transport to support our dedicated fully digital, packet switched voice and data Asynchronous Transfer Mode ("ATM") backbone which connects our switches to each other and our customers' long distance calls to national and international destinations. We believe this network strategy provides us an efficient capital deployment plan and an attractive return on our invested capital.

     We believe leasing unbundled loops, the traditional copper loop connection from the ILEC's central office to the end user, provides a cost-effective solution to gaining control of access to the customer. Leasing costs are not incurred until we have acquired a customer and revenue can be generated. It is our experience that the local transport capacity required to connect our collocation sites to our switches and the long distance transport required to connect our customers' calls to the Internet or other telephones is available at reasonable prices in all of our current and target markets. Because local and long distance transport have become readily available services, we have focused our efforts on installing and owning switches and collocation facilities and on selling and provisioning unbundled loops. See "Risk Factors -- We depend on incumbent carriers for collocation and transmission facilities."

     In 1996, we installed our first Nortel DMS-500 digital switch in Las Vegas. By the end of 1998, we had seven operational DMS-500 switches installed. The DMS-500 system offers a flexible and cost effective means for us to provide both local and long distance services. We are currently testing smaller and less costly alternative switching devices that will allow us to move the intelligence that determines where to route traffic closer to our customers. This decentralized switching approach, as opposed to our current installed network which uses one large switch for multiple collocations, should allow us to make more efficient use of our network. We envision our expansion in the second half of 2000 and beyond being supported by these decentralized switching devices located in our collocation sites which we expect will interact fully with our current and future DSL equipment.

     To connect our switches to our unbundled loops, we lease local transport and install collocation equipment in the ILEC's central offices where the unbundled loops originate and terminate. The installation of this equipment in the ILEC's central office is referred to as "collocating," "collocations" or "collocated facilities." Once collocation equipment is installed, we initiate service to a customer by arranging for the ILEC to physically disconnect the unbundled loop from its equipment and reconnect the unbundled loop to our collocation equipment. This connection serves as the platform for delivering our current and future communications services to our customers because once the ILEC has connected a customer's unbundled loop to our collocation equipment, we have direct access to that customer. Any future changes our customers want to make to their services, including purchasing more services from us, are under our direct control. The one exception is for repairs, which are infrequent, but which may require the participation of the ILEC's network maintenance staff.

     We have increased our central office collocations from nine as of December 31, 1996 to 288 as of September 30, 1999. We believe the expertise we have developed in successfully applying for, building and maintaining collocation facilities will allow us to efficiently handle our planned network expansion including the installation of collocation equipment required for our deployment of DSL technology.

     Our seven installed switches are connected to each other via an ATM transport backbone. ATM is a high-speed transport technology which carries traffic in fully digital, fixed-length data packets and allows both voice and data to be transported over a single connection at high speeds and at reasonable costs. The introduction of DSL technology into our existing network creates a network where voice and data are transported exclusively in digital form, from the customer's location to our collocation and from the collocation to our switch.

     The diagram below depicts how our network is configured with DSL technology in our existing markets.

                          [DSL technology Flow Chart]

     We install DSL equipment in our host switch sites, collocation sites and at our customers' sites. We use Copper Mountain and Turnstone devices in our collocation sites. We install Tollbridge Technologies' gateways in our host switch and their customer premise equipment at our customers' sites. This technology is expected to let us deliver voice and data services over a single unbundled loop and is expected to provide substantial cost savings as well as provide significant bandwidth when compared to our current network. Using DSL technology, we expect to deliver transport speeds of up to 1.5 million bits per second ("Mbps"), the equivalent of 24 voice grade lines, over a single traditional copper line. Our DSL equipment will be programmed to allocate the available bandwidth. For example, voice transmissions are carried at 64 thousand bits per second ("Kbps"); if a customer has eight lines (the current configuration of our equipment installed at our customers' sites) and all are in use concurrently, then 512 Kbps of the 1.5 Mbps will be allocated for voice transmission and the remaining 988 Kbps will be available for data transmission. To ensure the quality of our service offering we intend to initially offer the service only to customers located within an approximate three-mile radius of a collocation facility.

     We believe this technology, when fully implemented, will significantly reduce our customers' implementation risk and our per line transport costs by reducing the number of unbundled loops which must be leased from, and provisioned by, the ILEC in order to deliver our services to a customer. For example, if a customer today has eight lines, we must order and provision through the ILEC eight individual unbundled loops. If the same customer were to connect to our bundled voice and data package, we would simply convert one of their existing lines to our DSL equipment, provide the same number of voice circuits to the customer and notify the ILEC to cancel the remaining seven unbundled loops. Also, we expect that future additional products and services designed around the increased bandwidth provided by DSL technology will generate incremental revenue with attractive margins.

     Interconnection Agreements and CLEC Certifications. We have interconnection agreements with Sprint for Nevada, BellSouth for Georgia and Florida, GTE and PacBell for California, Ameritech for Illinois, Bell Atlantic for Massachusetts, New York and Pennsylvania and SBC for Texas. These agreements expire on various dates through July 2000. We are certified as a CLEC in Illinois, Georgia, Nevada, California, Florida and Massachusetts and have applied for CLEC certification in Ohio and Texas.

SERVICE DEPLOYMENT AND OPERATIONS

     Customer Service. We strive to provide high quality customer service through:

     - Personnel. Our customer service representatives and sales personnel are well trained and attentive to our customers' needs.

     - Call Center. Our centralized customer service center in Las Vegas operates 24 hours a day, seven days a week. Calls from our customers are answered and responded to with minimal wait time.

     - Coordination of Service Provisioning. We coordinate service installation with our customer and the ILEC to ensure a smooth transition of services from the ILEC to us.

     - Close Customer Contact. We proactively monitor our network and keep our customers informed of installation or repair problems and allocate the necessary resources to resolve any problems.

     - Billing. We provide our customers with accurate, timely and easily understood bills.

     Process Automation. We have developed a comprehensive, proprietary operations support system to manage our business. Our proprietary system provides integrated features addressing substantially all aspects of our business including customer care, billing and collections, general ledger, payroll, fixed asset tracking and personnel management. We believe our system is adaptable to changing circumstances and multiple ILEC provisioning systems and can be scaled to support our operations throughout our planned growth.

     When a new customer orders our service, we track the progress of the order with electronic or fax updates from the ILEC. Our installation personnel follow the customer's order, seeking to ensure the installation date is met. Additionally, customer service representatives are able to handle all other customer service inquiries, including billing questions and repair calls, with the information available from our integrated system.

     The billing component of our operations support system is designed to track and bill all forms of local service, including line and feature charges as well as long distance charges. We can accommodate business customers desiring a single bill for many locations, summary bills without detail or a number of other types of customized bills. We can deliver bills to our customers in a number of alternative media including electronic files and on-line inquiry through our Website.

GOVERNMENT REGULATIONS

  Overview

     Our services are regulated at the federal, state and local level. The FCC exercises jurisdiction over all facilities of, and services offered by, communications common carriers like us, as long as those facilities are used in connection with interstate or international communications. State regulatory commissions have some jurisdiction over most of the same facilities and services if they are used in connection with communications within states. Many of the regulations issued by these federal and state agencies may be reviewed by courts, the results of which we are unable to predict.

  Federal Regulation

     The FCC regulates interstate and international communications services, including the use of local telephone facilities to place and receive interstate and international calls. We provide these services as a common carrier. The FCC also imposes certain types of regulations on common carriers such as the ILECs, that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs like us. The FCC grants automatic authority to carriers for interstate long distance service, but requires common carriers to receive an authorization to construct and operate communications facilities, and to provide or resell communications services, between the United States and international points. Both domestic and international carriers must file tariffs for their services. With respect to our domestic and international service offerings, we have filed tariffs with the FCC stating the rates, terms and conditions for our interstate and international services. Our interstate tariffs are subject to "streamlined" tariff regulations and are generally not reviewed by the FCC before becoming effective. Our tariffs can be amended on one day's notice. With limited exceptions, the FCC currently requires ILECs to charge all customers the same price for the same service. The FCC may, however, permit ILECs to offer special rate packages to very large customers, as it has done in a few cases, or permit other forms of rate flexibility. The FCC has adopted some proposals that significantly lessen the regulation of ILECs which encounter competition in their service areas and provide these ILECs with additional flexibility in pricing their services.

     The Telecommunications Act permits virtually any entity, including cable television companies and electric and gas utilities, to enter any communications market. The Telecommunications Act takes precedence over inconsistent state regulation. However, entities that enter communications markets must follow state regulations relating to safety, quality and consumer protection. Implementation of the Telecommunications Act may be affected by numerous federal and state policy rulemaking proceedings and review by courts. We are uncertain as to how our business may be affected by these proceedings.

     The Telecommunications Act is intended to promote competition. The Telecommunications Act opens the local services market to competition by requiring ILECs to permit interconnection to their networks and by establishing ILEC and CLEC obligations with respect to:

          Reciprocal Compensation. All ILECs and CLECs are currently required to complete calls originated by each other under reciprocal arrangements at prices based on tariffs or negotiated prices.

          Resale. All ILECs and CLECs are required to permit resale of their communications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other common carriers for resale at discounted rates, based on the costs avoided by the ILEC by offering these services at wholesale rates.

          Interconnection. All ILECs and CLECs are required to permit their competitors to interconnect with their facilities. All ILECs are required to permit interconnection at any feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier requesting interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered.

          Unbundled Access. All ILECs are required to provide access to unbundled network elements on nondiscriminatory terms and at prices based on cost, which may include a reasonable profit.

          Number Portability. All ILECs and CLECs are required to permit users of communications services to retain their existing telephone numbers without impairment of quality, reliability or convenience when switching from one common carrier to another.

          Dialing Parity. All ILECs and CLECs are required to provide "l+" equal access to competing providers of long distance service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing, with no unreasonable dialing delays.

          Access to Rights-of-Way. All ILECs and CLECs are required to permit competing carriers access to their poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a predetermined amount of time, either carrier may request arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs continue to have interconnection obligations established by the FCC and state regulatory commissions.

     In August 1996, the FCC established rules to implement the ILEC interconnection obligations described above. On July 18, 1997, a United States appeals court overturned portions of these rules and narrowly interpreted the FCC's power to establish and enforce rules implementing the Telecommunications Act. On January 25, 1999, the United States Supreme Court reversed the appeals court decision and confirmed the FCC's broad authority to issue rules implementing the Telecommunications Act. Specifically, the Supreme Court decided that:

     - the FCC has jurisdiction over pricing of unbundled network elements; and

     - the FCC has authority to make rules allowing a CLEC to "pick and choose" among the most favorable terms from existing agreements between an ILEC and other CLECs.

     On the other hand, the Supreme Court vacated an FCC rule which described the network elements the ILECs must provide to competitors on an unbundled basis. This required the FCC to re-examine its rules regarding which unbundled network elements must be made available to competitors. The FCC subsequently opened an administrative proceeding to examine its rules in light of the Supreme Court's January 25, 1999 interpretation.

     On November 5, 1999, the FCC released an order reaffirming and clarifying the obligation of ILECs to provide those network elements which we currently lease from ILECs, including local loops, network interface devices and operations support systems, as unbundled network elements. The FCC also required ILECs to provide additional elements, not previously widely available. These elements include but are not limited to new types of loops (including xDSL capable loops, sub loops and dark fiber loops), interoffice dark fiber transport, network interface devices and inside wire. These rules are subject to appeal and many require implementing action by state regulatory agencies. We cannot predict the outcome of any further proceedings or predict whether the ILECs will challenge this ruling.

     We have taken the steps necessary to be a provider of local dialtone services, and we have obtained CLEC certification in six states. We have also applied for CLEC certification in two additional states in which we expect to operate by the end of 2000. In addition, we have successfully negotiated interconnection agreements with seven ILECs. In some cases, one or both parties may be entitled to demand renegotiation of particular provisions in an agreement based on intervening changes in the law. It is uncertain whether we will be able to renew these agreements on favorable terms when they expire. Some of the rates in these interconnection agreements have been established by state commissions and may be adjusted by subsequent negotiations between the parties.

     On March 31, 1999, the FCC issued an order requiring ILECs to provide alternatives to traditional physical collocation, including shared cage, small cage, cageless and adjacent forms of collocation. In addition, the FCC ruled that ILECs must allow CLECs to collocate DSLAMs, routers and ATM, and other advanced services equipment, and to perform their own labor in connecting their equipment within the ILEC central office.

     The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. Prior to the passage of the

Telecommunications Act, the regional Bell operating companies and the dominant ILECs were restricted to providing services within a distinct geographical area known as a Local Access and Transport Area ("LATA"). After the breakup of the Bell system, the country was divided into LATAs. Under this system, regional Bell operating companies could only provide local service within their LATA. The Telecommunications Act changed this system. The Telecommunications Act permits the regional Bell operating companies to provide long distance service in their market region once they have satisfied several procedural and substantive requirements, including:

     - a showing that the regional Bell operating company is subject to meaningful competition; and

     - a determination that the regional Bell operating company's entry into long distance markets is in the public interest.

     No request by a regional Bell operating company to offer long distance services in its own market region has been approved by the FCC as of November 15, 1999. However, Bell Atlantic has filed a request to provide long distance service to its New York customers and additional requests will likely be filed later this year or in 2000 and may receive approval, allowing regional Bell operating companies to offer long distance services in one or more of our markets. This may have an unfavorable effect on our business.

     The FCC is considering a regional Bell operating company proposal to permit regional Bell operating companies to eventually offer high-speed data services between LATAs through a separate subsidiary, without first having to demonstrate that they have met the FCC procedural and substantive requirements referred to above. On November 9, 1999, the FCC released a decision which concluded that advanced services, such as DSL, sold by ILECs to Internet service providers and bundled by the Internet service provider with its other services are not subject to the resale obligations of the Act. This decision will allow ILECs to provide Internet service providers with special rate packages for DSL on terms and conditions not available to us.

     On November 18, 1999, the FCC ordered ILECs to share their telephone lines with providers of high speed Internet access and other data services. The text of the order has not yet been released, but the FCC has indicated that it permits CLECs to obtain access to the high-frequency portion of the local loop from the ILECs over which the ILEC provides voice services. As a result, CLECs will be able to provide DSL-based services over the same telephone lines simultaneously used by the ILEC, and will no longer need to purchase a separate local loop from the ILEC in order to provide DSL services. The ruling could have an unfavorable effect on our business by making it easier for certain of our competitors to provide DSL services.

     In two orders released on December 24, l996 and May 16, 1997, the FCC made major changes in the structure of interstate access charges. The December 24th order permitted ILECs to lower access charges. The May 16th order granted ILECs increased pricing flexibility subject to the FCC's price cap rules upon demonstrations of increased competition or potential competition in their markets. The manner in which these changes are implemented could have a material effect on the amount of switched access charges we collect from long distance carriers. In addition, on May 21, 1999, a United States court of appeals reversed an FCC order that had established the factors that are currently used to set annual price caps. The court ordered the FCC to further explain the methodology it used in establishing those factors.

     In August 1999 the FCC adopted an order providing additional pricing flexibility to ILECs subject to price cap regulation in their provision of interstate access services, particularly special access and dedicated transport. Some of the actions taken by the FCC would immediately eliminate rate scrutiny for "new services" and permit the establishment of additional geographic zones within a market that would have separate rates. Additional and more substantial pricing flexibility will be given to ILECs as specified levels of competition in a market are reached through the collocation of competitive carriers and their use of competitive transport. This flexibility will include, among other items, customer specific pricing, volume and term discounts for some services and streamlined tariffing.

     As part of the same August 1999 order, the FCC initiated another proceeding to consider additional pricing flexibility proposals for ILECs. This proceeding also will consider the reasonableness of CLEC access rates and seeks comment on whether the FCC should adopt rules to regulate CLEC access charges. In addition, the FCC's rulemaking is examining whether any statutory or regulatory constraints prevent long distance carriers from declining to accept a CLEC's access services, and if so, under what circumstances. The outcome of the rulemaking is not possible to predict and may have an unfavorable effect on our business.

     ILECs have been contesting whether their obligation to pay reciprocal compensation to CLECs should apply to local telephone calls from an ILEC's customers to Internet service providers served by CLECs. The ILECs claim this traffic is interstate in nature and should be exempt from reciprocal compensation arrangements applicable to local and intrastate calls. CLECs have contended that their interconnection agreements with ILECs provide no exception for local calls to Internet service providers and reciprocal compensation is applicable.

     On February 26, 1999, the FCC ruled that Internet service provider traffic is interstate in nature and within the FCC's jurisdiction but that its current rules neither require nor prohibit the payment of reciprocal compensation for these calls. The FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The FCC also requested comment on federal rules to govern compensation for these calls in the future.

     Prior to the FCC decision, state commissions and several federal and state courts have ruled that reciprocal compensation arrangements under interconnection agreements apply to calls to Internet service providers. However, one state has ruled that reciprocal compensation arrangements are not applicable to calls to Internet service providers. Some regional Bell operating companies have asked state commissions to reopen decisions requiring the payment of reciprocal compensation on Internet service provider calls. Subsequent to the FCC decision, at least 18 state commissions have reaffirmed their prior determinations or ruled for the first time that reciprocal compensation was due under interconnection agreements existing prior to the FCC decision. In addition, there are ongoing disputes concerning the appropriate treatment of Internet service provider traffic under new interconnection agreements.

     Internet service providers may be among our potential customers and adverse decisions in state proceedings could limit our ability to service this group of customers profitably. However, at the present time, we do not focus our marketing efforts on Internet service providers. Given the uncertainty as to whether reciprocal compensation is payable in connection with calls to Internet service providers, we do not recognize revenue from calls to Internet service providers.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy program. On July 30, 1999, the United States appeals court issued a decision partially upholding the FCC order but precluding the FCC from basing the amount a carrier must contribute to the subsidy program on a carrier's intrastate revenues. The FCC's May 8, 1997 order established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded federal subsidies for local dialtone services provided to low-income consumers. Providers of interstate telecommunications service, such as us, must contribute to these programs. We intend to recover our share of these costs through charges assessed directly to our customers and participation in federally subsidized programs. The net financial effect of these regulations on us cannot be determined at this time. Currently, the FCC is assessing contributions to these programs at 5.8% of a provider's interstate and international revenue for the previous year. On November 2, 1999, the FCC revised its proposed methodology for subsidizing service provided by non-rural carriers in high cost areas. This action may result in further substantial increases in the cost of the subsidy program.

  State Regulation

     The implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings. As a result, it is currently difficult to predict how quickly full competition for local services, including local dialtone, will be introduced.

     To provide services within a state, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. To date, we have satisfied state requirements to provide local and intrastate long distance service in Nevada, Georgia, Illinois, California, Florida and Massachusetts and have applied for CLEC certification in Ohio and Texas.

     State regulatory agencies have jurisdiction over our facilities and services used to provide intrastate services. State agencies require us to file periodic reports, pay various fees and assessments and comply with rules governing quality of service, consumer protection and similar issues. The specific requirements vary from state to state. Price cap or rate of return regulation does not apply in any of our current or planned expansion markets. However, we cannot assure you that the imposition of new regulatory burdens in a particular state will not affect the profitability of our services in that state.

  Local Regulation

     Our networks must comply with numerous local regulations such as building codes, municipal franchise requirements and licensing. These regulations vary on a city by city and county by county basis. In some of the areas where we provide service, we may have to comply with municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other factors. Municipalities that do not currently impose fees may seek to impose fees in the future. We cannot assure you fees will remain at their current levels following the expiration of existing franchises.

COMPETITION

     The communications industry is highly competitive. We believe the principal competitive factors affecting our business will be pricing levels and policies, transmission speed, customer service, breadth of service availability, network security, ease of access and use, content bundling, brand recognition, operating experience, capital availability, exclusive contracts, accurate billing and variety of services. To maintain our competitive posture, we believe we must be in a position to reduce our prices to meet any reductions in rates by our competitors. Any reductions could adversely affect us. Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In addition, competitive alternatives may result in substantial customer turnover in the future. Many providers of communications and networking services experience high rates of customer turnover.

     A continuing trend toward consolidation of communications companies and the formation of strategic alliances within the communications industry, as well as the development of new technologies, could give rise to significant new competitors. For example, WorldCom has merged with MCI Communications and now proposes to merge with Sprint. AT&T has acquired Teleport

Communications Group Inc., a CLEC, and Tele-Communications, Inc., a cable, communications and high-speed Internet services provider, and has announced its intent to merge with MediaOne. Ameritech Corporation recently merged with SBC Communications and Bell Atlantic has agreed to merge with GTE Corporation. These types of consolidations and other strategic alliances could put us at a competitive disadvantage.

  LOCAL DIALTONE SERVICES

  Incumbent Local Exchange Carriers

     In each of the markets we target, we will compete principally with the ILEC serving that area. We believe the regional Bell operating companies are aggressively seeking to be able to offer long distance service in their service territories. Many experts expect one or more of the regional Bell operating companies to be successful in entering the long distance market during 1999 or early 2000. We believe the regional Bell operating companies expect to offset losses of market share in their local markets by attempting to capture a large percentage of the long distance market in their market areas, especially among residential users where their strong regional brand names and extensive advertising campaigns may be very successful. In addition, a continuing trend toward business combinations and alliances in the communications industry may create significant new competitors for us.

     We have not achieved and do not expect to achieve a significant market share for any of our services. The ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from existing regulations that favor the ILECs over us in some respects. While recent regulatory initiatives which allow CLECs such as us to interconnect with ILEC facilities provide increased business opportunities for us, interconnection opportunities have been and likely will continue to be accompanied by increased pricing flexibility for, and relaxation of regulatory oversight of, the ILECs.

     ILECs have long-standing relationships with regulatory authorities at the federal and state levels. The FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for competitive access services, either automatically or after competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, our operating margins could be materially adversely affected. Future regulatory decisions which give the ILECs increased pricing flexibility or other regulatory relief could also have a material adverse effect on us.

  Competitive Local Exchange Carriers/Long Distance Carriers/Other Market Entrants.

     We face, and expect to continue to face, competition from long distance carriers, such as AT&T, MCI WorldCom, and Sprint, seeking to enter, reenter or expand entry into the local exchange market. We also compete with other CLECs, resellers of local dialtone services, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers.

     The Telecommunications Act includes provisions which impose regulatory requirements on all ILECs and CLECs but grants the FCC expanded authority to reduce the level of regulation applicable to these common carriers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on our ability to successfully compete against ILECs and other communications service providers.

     The Telecommunications Act radically altered the market opportunity for CLECs. Many existing CLECs which entered the market before 1996 had to build a fiber infrastructure before offering services. With the Telecommunications Act requiring unbundling of the ILEC networks, CLECs are now able to more rapidly enter the market by installing switches and leasing transport and unbundled loop capacity.

     A number of CLECs have entered or announced their intention to enter one or more of our markets. We believe that not all CLECs, however, are pursuing the same target customers we pursue. We intend to keep our prices at levels below those of the ILECs while providing, in our opinion, a higher level of service and responsiveness to our customers. Innovative packaging and pricing of basic telephone services is expected to provide competitive differentiation for us in each of our markets.

  LONG DISTANCE SERVICES

     The long distance services industry is very competitive and many long distance providers experience a high average turnover rate as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We expect to face increasing competition from companies offering long distance data and voice services over the Internet. Companies offering these services over the Internet could enjoy a significant cost advantage because they do not currently pay common carrier access charges or universal service fees.

  DATA AND INTERNET SERVICES

     We expect the level of competition with respect to data and Internet services to intensify in the future. We expect significant competition from:

     - ILECs. Most ILECs have announced deployment of commercial DSL services. Some ILECs have announced they intend to aggressively market these services to their residential customers at attractive prices. In addition, most ILECs are combining their DSL service with their own Internet service provider businesses. We believe ILECs have the potential to quickly overcome many of the issues that have delayed widespread deployment of DSL services in the past. The ILECs have an established brand name in their service areas, possess sufficient capital to deploy DSL services rapidly and are in a position to offer service from central offices where we may be unable to secure collocation space. If a regional Bell operating company is authorized to provide long distance service, by fulfilling the requirements of the Telecommunications Act, the regional Bell operating company may be able to offer "one stop shopping" that would be competitive with our offerings.

     - Traditional Long Distance Carriers. Many of the leading traditional long distance carriers, such as AT&T, MCI WorldCom and Sprint, are expanding their capabilities to support high-speed, end-to-end networking services. We expect them to offer combined data, voice and video services over their networks. These carriers have extensive fiber networks in many metropolitan areas that primarily provide high-speed data and voice services to large companies. They could deploy DSL services in combination with their current fiber networks. They also have interconnection agreements with many ILECs and have secured collocation space from which they could begin to offer competitive DSL services.

     - Newer Long Distance Carriers. The newer long distance carriers, such as Williams Communications, Qwest Communications International and Level 3 Communications, are building and managing high-speed networks nationwide. They are also building direct sales forces and partnering with Internet service providers to offer services directly to business customers. They could extend their existing networks and offer high-speed services using DSL, either alone or in partnership with others.

     - Cable Modem Service Providers. Cable modem service providers, like @Home Networks and its cable partners, are offering, or are preparing to offer, high-speed Internet access over cable networks to consumers. @Work has positioned itself to do the same for businesses. These networks provide high-speed data services similar to our services, and in some cases at higher speeds. These companies use a variety of new and emerging technologies, such as point-to-point and point-to-multipoint wireless services, satellite-based networking and high-speed wireless digital communications.

     - Internet Service Providers. Internet service providers such as Yahoo, Earthlink, PSINet, Concentric and Verio, offer Internet portal services which compete with our MGCi.com service. We offer basic web hosting and e-mail services and anticipate offering an enhanced set of Internet products in the future. The competitive Internet service providers generally provide more features and functions than our current Internet portal.

     - Wholesale DSL Carriers. Carriers, including Covad Communications Group, Inc., Rhythms NetConnections Inc. and NorthPoint Communications, Inc., have begun offering DSL services and have significant strategic equity investors, marketing alliances and product development partners.

     Many of these competitors are offering, or may soon offer, DSL technologies and services that will directly compete with us. Please see "Risk Factors -- The market in which we operate is highly competitive and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources."

PROPERTY

     In Las Vegas, we have a five year lease (expiring in 2001) with a five year option for the site housing our switch. We also lease space in Las Vegas for our national customer service operations, national sales personnel, Las Vegas sales personnel and certain general administration functions. This lease expires in 2004. This facility is owned by a limited liability company which is principally owned by two of our principal stockholders and directors, Maurice J. Gallagher, Jr. and Timothy P. Flynn.

     We have recently leased office space in the Rochester, New York area and we are in the process of moving our corporate headquarters to the Rochester area.

     We also own property housing our switch facilities in Ontario, Long Beach and San Diego, California, Chicago, Illinois, and Fort Lauderdale, Florida. Our switch site in Atlanta, Georgia has been leased for a term expiring in 2007 with renewal options. We have leased facilities to house our local sales and administration staff in each market.

     We place great importance on each switch facility and seek to insure maximum security and environmental control. We also believe this can be achieved most effectively through stand-alone structures. This approach minimizes the risk of fire or other hazards from adjacent tenants or properties.

PERSONNEL

     As of October 31, 1999, we had 752 employees, most of whom were located in Las Vegas. We expect to substantially increase the number of our employees over the next two years.

     We have non-disclosure and non-compete agreements with all of our executive employees. None of our employees are represented by a collective bargaining agreement.

LEGAL PROCEEDINGS

     We are party to numerous state and federal administrative proceedings. In these proceedings, we are seeking to define and/or enforce ILEC performance requirements related to:

     - the cost and provisioning of unbundled network elements;

     - the establishment of customer care and provisioning;

     - the allocation of subsidies; and

     - collocation costs and procedures.

The outcome of these proceedings will establish the rates and procedures by which we obtain and provide unbundled network elements and could have a material effect on our operating costs.

     We are also involved in legal proceedings in which we are seeking to enforce our tariffed rates for originating and terminating long distance calls. As of September 30, 1999, we had outstanding receivables of approximately $12.3 million attributable to access charges from AT&T, Sprint, MCI WorldCom and certain other long distance carriers. These long distance carriers have refused to pay the full amount of the access charges billed to them. We initiated proceedings against AT&T at the FCC under an FCC procedure for expedited settlement of disputes between common carriers. On July 16, 1999, the FCC released a decision ordering AT&T to pay us the full amount we billed to them for originating switched access charges from August 1998 through March 1999 at our tariffed rate, plus interest. AT&T has asked the FCC to review the order and the final FCC decision is subject to appeal to a federal appeals court. We have filed a complaint before the FCC to obtain an order compelling Sprint to pay our tariff rate for access charges. Although we have settled our dispute with MCI WorldCom, disputes continue with AT&T and Sprint. The final outcome of the disputes with AT&T and Sprint is uncertain. If we are unable to collect from these long distance carriers, it could have a material impact on our financial condition. See "Risk Factors -- We may not be able to collect all of the access charges we have billed to long distance carriers."

     From time to time, we engage in other litigation and governmental proceedings in the ordinary course of our business. We do not believe any other pending litigation or governmental proceeding will have a material adverse effect on our results of operations or financial condition.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their respective ages as of November 20, 1999, are as follows:

NAME                                  AGE                         POSITION
----                                  ---                         --------
Maurice J. Gallagher, Jr............  50    Chairman of the Board of Directors
Rolla P. Huff.......................  43    Chief Executive Officer, President, Director
Timothy P. Flynn(1).................  49    Director
Jack L. Hancock(2)..................  69    Director
David Kronfeld......................  52    Director
Nield J. Montgomery.................  55    Director
Thomas Neustaetter(1)(2)............  47    Director
Paul J. Salem(1)(2).................  36    Director
John Boersma........................  39    Senior Vice President -- Operations
David S. Clark......................  39    Senior Vice President -- Sales and Marketing
Michael R. Daley....................  38    Executive Vice President and Chief Financial Officer
                                            elect
Kent F. Heyman......................  44    Vice President and General Counsel
James J. Hurley, III................  51    President -- Midwest Region
James Mitchell......................  38    President -- Eastern Region
Mark W. Peterson....................  45    President -- Western Region
Linda M. Sunbury....................  38    Senior Vice President and Chief Financial Officer

-------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     MAURICE J. GALLAGHER, JR. has served as the Chairman of our Board of Directors since our inception. Mr. Gallagher was instrumental in organizing the Company with Mr. Montgomery. Mr. Gallagher was a founder of ValuJet Airlines, Inc. ("ValuJet") in 1993 and served as a director of ValuJet from 1993 until November 1997. Mr. Gallagher also held prior positions (including Chief Financial Officer) with ValuJet from 1993 to 1994 and served as Vice Chairman from 1994 to 1997. Prior to ValuJet, Mr. Gallagher was a founder and President of WestAir Holding, Inc. ("WestAir"), a commuter airline headquartered in Fresno, California. WestAir was sold to Mesa Airlines ("Mesa") in June 1992. Mr. Gallagher was a member of the Mesa board of directors from June 1992 through March 1993.

     ROLLA P. HUFF was elected as our Chief Executive Officer and President and as a member of our Board of Directors as of November 1, 1999. From March 1999 to September 1999, Mr. Huff served as President and Chief Operating Officer of Frontier Corporation and served as Executive Vice President and Chief Financial Officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was President of AT&T Wireless for the Central U.S. region and Mr. Huff served as Senior Vice President and Chief Financial Officer of that company from March 1995 to July 1997. From July 1994 to March 1995, Mr. Huff was Financial Vice President of Mergers and Acquisitions for AT&T.

     TIMOTHY P. FLYNN has served as a member of our Board of Directors since 1996. Mr. Flynn served as a member of the board of directors of ValuJet since he participated in its founding in 1993 until November 1997. Prior to ValuJet, Mr. Flynn was Chairman of the Board and CEO of WestAir. He and Mr. Gallagher purchased WestAir in 1983 and operated it through June 1992 when it was sold to Mesa. Mr. Flynn was a member of the board of directors of Mesa from June 1992 through March 1993. Mr. Flynn and Mr. Gallagher are affiliated in a number of other transactions.

     JACK L. HANCOCK has served as a member of our Board of Directors since 1996. Mr. Hancock was Vice President of Systems Technology and Executive Vice President, Product and Technology for PacBell (from 1988 to 1993). He is a member of the boards of directors of Union Bank of California (from 1994 to present) and Wittaker Corporation (from 1994 to present).

     DAVID KRONFELD was elected to serve as a member of our Board of Directors in February 1998. Mr. Kronfeld is the founder of JK&B Management, L.L.C., a venture capital firm, and has managed its affairs since 1995. Since 1989, Mr. Kronfeld has also been a partner at Boston Capital Ventures, a venture capital firm where he specialized in the telecommunications and software industries.

     NIELD J. MONTGOMERY has been a member of our Board of Directors since our founding and served as our Chief Executive Officer and President until November 1999. Mr. Montgomery has over 36 years of telephone experience, including serving as a general manager for ICG Telecom Group, Inc. ("ICG Telecom") from April 1994 to June 1995. In that capacity, he was responsible for developing strategy and deploying telephone switches nationally to position ICG Telecom to enter the local phone service business.

     THOMAS NEUSTAETTER was elected to serve as a member of our Board of Directors in February 1998. Since January 1996, Mr. Neustaetter has been a principal of The Chatterjee Group ("TCG"), an investment firm. Prior to TCG, he was managing director and founder of Bancroft Capital (financial advisory services) from January 1996 to December 1996 and was a managing director at Chemical Bank from 1990 to 1995. Mr. Neustaetter serves as a director of 21st Century Telecom Group, Inc.

     PAUL J. SALEM was elected to serve as a member of our Board of Directors in May 1999. Since 1997, Mr. Salem served as a managing director of Providence Equity Partners, Inc., which provides investment management services to Providence Equity Partners III L.P. ("PEP") and has since its founding in 1998 served as a member of Providence Equity Partners III LLC, the general partner of PEP. Mr. Salem also served as a Vice President of Providence Ventures Inc. from 1992 to 1996. Mr. Salem has served as a director of MetroNet Communications Corp. since July 1996 and as a director of Verio, Inc. since 1996.

     JOHN BOERSMA has served as our Vice President -- Operations since May 1997 and was designated Senior Vice President -- Operations in May 1999. He served as Vice President of Carrier Relations for ICG Telecom Group, Inc. from 1996 to 1997. In that capacity, he was responsible for ICG Telecom's relationship with local exchange carriers and implementation, purchase agreements and service quality. Mr. Boersma served as Vice President, Northern California Operations of ICG Telecom from April 1994 to September 1996.

     DAVID S. CLARK has served as our Vice President -- Marketing since May 1997 and was designated Senior Vice President -- Sales and Marketing in May 1999. Mr. Clark has been in the telecommunications industry for 10 years, with responsibilities including engineering, purchasing, product development, client acquisition and maintenance, marketing and advertising. From 1989 to 1997, Mr. Clark was employed by North American Telecom, his last position being Vice President of Communications Services.

     MICHAEL R. DALEY will join our company as Executive Vice President and Chief Financial Officer in November 1999. From November 1998 to November 1999, Mr. Daley served as Executive Vice President and Chief Financial Officer of Concentrix Corporation. From 1984 through ACC Corp.'s merger with Teleport Communications Group, Inc. in 1998, Mr. Daley served in various capacities for ACC Corp., including as Executive Vice President and Chief Financial Officer from March 1994 to October 1998 with responsibilities including operations support, investor relations, human resources, legal, mergers and acquisitions and business development.

     KENT F. HEYMAN has served as our Vice President and General Counsel since June 1996. Mr. Heyman has 18 years of legal experience, most recently as chairman of the litigation department and Senior Trial Counsel of the Dowling, Magarian, Aaron & Heyman Law Firm. Mr. Heyman has served as a California Superior Court Judge pro tempore presiding over trial, settlement conference and other proceedings from 1990 to 1996.

     JAMES J. HURLEY III has served as our President -- Midwest Region since March 1998. He previously served as Chief Operating Officer of Wireless Works, Inc. in Chicago, Illinois from 1996 to 1998. From 1992 to 1996, Mr. Hurley was President and Chief Executive Officer of Inn Room Systems, Inc. (a manufacturer of on-line room refreshment centers).

     JAMES MITCHELL has served as our President -- Eastern Region since February 1998. Mr. Mitchell has over nine years of telephone industry experience, serving from 1990 to 1998 in various sales and marketing management roles with MCI, his last position being Regional Sales and Marketing Manager for the Southeast Region.

     MARK W. PETERSON has served as our President -- Western Region since March 1997. From 1993 to 1996, Mr. Peterson was a marketing and communications consultant and a law student. He previously served as head of corporate affairs for WestAir Holding, Inc. operating as United Express in Fresno, California from 1988 to 1992.

     LINDA M. SUNBURY has served as our Vice President since June 1996 and our Chief Financial Officer since January 1998. Ms. Sunbury was designated Senior Vice President in May 1999. Ms. Sunbury has over 15 years accounting and administrative experience, having held similar positions in the airline industry. Most recently, Ms. Sunbury was Vice President of Administration for Business Express, Inc. ("Business Express") dba the Delta Connection from 1994 to 1996. While Ms. Sunbury was at Business Express, creditors of Business Express filed an involuntary petition for bankruptcy in January 1996. Business Express subsequently reorganized and emerged from bankruptcy in April 1997. Prior to that, Ms. Sunbury served as Controller for WestAir from 1988 to 1994.

     Messrs. Kronfeld and Neustaetter were initially selected to serve on our Board of Directors by the holders of our Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock was automatically converted into common stock upon our initial public offering.

     Mr. Salem was selected to serve on our Board of Directors by the holders of our Series B Convertible Preferred Stock.

     Mark Masiello of Providence Equity Partners has been designated to become a member of our Board of Directors before the end of November 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

     The following table shows information known to us with respect to beneficial ownership of common stock as of November 15, 1999, by (A) each director, (B) all executive officers and directors as a group and (C) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.

                                                           NUMBER OF SHARES        PERCENT OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------                                 ---------------------    ------------
Providence Equity Partners III LLC(2)..................        5,059,524              18.1%
Maurice J. Gallagher, Jr.(3)...........................        3,301,808              14.4%
David Kronfeld(4)......................................        2,061,070               8.7%
Nield J. Montgomery(5).................................          985,500               4.3%
Timothy P. Flynn(6)....................................          899,700               3.9%
Rolla P. Huff..........................................          150,000                 *
Thomas Neustaetter(7)..................................          136,165                 *
Jack L. Hancock(8).....................................           37,200                 *
Paul J. Salem(9).......................................               --                --
All Executive Officers and Directors as a Group (16
  persons) (3)(4)(5)(6)(7)(8)(9)(10)...................        8,112,383              33.4%

-------------------------
  *  Less than 1% of total.
 (1) In accordance with the Commission's rules, each beneficial owner's holdings have been calculated assuming the full exercise of options and the conversion of all shares of convertible preferred stock held by the holder which are currently exercisable or convertible or which will become exercisable or convertible within 60 days after the date indicated and no exercise of options or conversion of preferred stock held by any other person.

 (2) Includes 4,166,667 shares of Series B Convertible Preferred Stock and 892,857 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase, all of which are convertible into common stock on a one-for-one basis. The address of this beneficial owner is 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

 (3) Includes options to purchase 40,000 shares of common stock which are presently exercisable and 3,170,878 shares of common stock owned by the various partnerships, trusts or corporations with respect to which Mr. Gallagher is a general partner, beneficiary and/or controlling stockholder. Also includes 44,730 shares owned by a trust for the benefit of Mr. Gallagher's minor children with respect to which Mr. Gallagher disclaims any beneficial ownership interest. Mr. Gallagher's address is 3291 N. Buffalo Drive, Las Vegas, Nevada 89129.

 (4) Includes 1,139,571 shares of common stock, 555,556 shares of Series B Convertible Preferred Stock and 357,143 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase, all of which are owned by partnerships in which Mr. Kronfeld is a general partner or manager of a general partner. The shares of Series B Convertible Preferred Stock are, and the shares of Series C Convertible Preferred Stock will be, convertible into common stock on a one-for-one basis. Mr. Kronfeld's address is JK&B Management, L.L.C., 205 North Michigan, Suite 808, Chicago, Illinois 60601.

 (5) Includes options to purchase 249,000 shares which are presently exercisable.

 (6) Includes options to purchase 7,200 shares which are presently exercisable or will become exercisable within 60 days after the date of this prospectus and 102,000 shares of common stock owned by various partnerships or corporations with respect to which Mr. Flynn is a general partner and/or controlling stockholder.

 (7) Includes 127,365 shares of common stock held for the account of entities associated with Chatterjee Management Company. Mr. Neustaetter is an officer of Chatterjee Management Company. Mr. Neustaetter disclaims beneficial ownership of these shares as he does not exercise investment or voting power over them.

 (8) Includes options to purchase 7,200 shares that are presently exercisable or will become exercisable within 60 days after the date of this prospectus.

 (9) Excludes 4,166,667 shares of Series B Convertible Preferred Stock owned by and 892,857 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase by Providence Equity Partners III L.P. and its affiliates. Mr. Salem disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the general partner of Providence Equity Partners III L.P.

(10) Includes options to purchase 167,600 shares owned by executive officers not named above which are presently exercisable.

SELLING STOCKHOLDERS

     The selling stockholders listed in the table below have agreed to sell the number of shares of common stock indicated opposite their respective names. The table sets forth information about common stock held of record by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of shares of common stock in this offering. Information with respect to ownership has been furnished by the respective selling stockholders. There is and has been no material relationship during our history between us or any affiliate of ours and any selling stockholder except as described in the footnotes appearing at the end of the following table.

                                               SHARES OWNED       SHARES        SHARES OWNED
                                               BEFORE THIS     SOLD IN THIS      AFTER THIS
SELLING STOCKHOLDER                              OFFERING        OFFERING         OFFERING
-------------------                            ------------    ------------    --------------


                           DESCRIPTION OF SECURITIES

GENERAL -- CAPITAL STOCK

     The following description is a summary of the material terms of our capital stock. It is not a complete description of all of the terms of our capital stock. You should read this description of our capital stock as well as the Nevada General Corporation Law, our Articles of Incorporation, including the Certificate of Designation of the Series B Convertible Preferred Stock, and our By-laws. Copies of our Articles and By-laws have been filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share. As of November 15, 1999, 22,906,952 shares of common stock and 5,277,779 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") were outstanding and 2,840,217 shares of common stock were subject to outstanding options and warrants. As of November 15, 1999, there were approximately 181 holders of record of the common stock and five holders of record of the Series B Preferred Stock. We have agreed in principle to issue 1,250,000 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") to three purchasers. See "Prospectus Summary -- Recent Developments."

     If we issue preferred stock in the future, the preferred stock will have the rights, terms and preferences specified by our Board of Directors in a certificate filed with the Secretary of State of Nevada. As of the date of this prospectus, we have authorized the issuance of up to 5,278,000 shares of Series B Preferred Stock and have agreed to authorize up to 1,250,000 shares of Series C Preferred Stock with the voting, dividend, liquidation and conversion rights described below. The issuance of preferred stock by the Board of Directors in the future could adversely affect the rights of holders of common stock. For example, an issuance of preferred stock could result in a class of securities outstanding with preferences over the common stock with respect to dividends and liquidations and/or a class of securities with voting rights equal to or greater than those of the common stock. We have no present plan to issue any additional series of preferred stock other than the Series C Preferred Stock and Series D Convertible Preferred Stock. See "-- Anti-Takeover Provisions of Articles of Incorporation."

SERIES B CONVERTIBLE PREFERRED STOCK

     The Series B Preferred Stock has the following rights and preferences:

     Dividends accrue at the rate of 10% per year, are cumulative and must be paid before any dividends may be paid on our common stock. Beginning November 22, 1999, we may elect to terminate the accrual of dividends if our common stock price per share exceeds $27.00 for 20 consecutive trading days. Except as described below, accrued dividends will be paid in common stock at the time the Series B Preferred Stock is converted into common stock if the dividends have not been paid prior to that time.

     On any matter submitted to our stockholders, holders of shares of Series B Preferred Stock will be treated as if they hold the number of shares of common stock into which their shares of Series B Preferred Stock could be converted and will be allowed to vote those shares along with the holders of our common stock. In addition, the holders of shares of Series B Preferred Stock will have the right to approve any action to:

     - issue preferred stock ranking equal or senior to the Series B Preferred Stock;

     - dispose of assets in excess of a fixed dollar amount, merge or consolidate or sell our company;

     - liquidate our company;

     - alter the terms of the Series B Preferred Stock;

     - pay dividends on common stock or other securities junior to the Series B Preferred Stock other than dividends payable in common stock;

     - enter into transactions with our affiliates other than transactions covered by specified exceptions;

     - make acquisitions in excess of a fixed dollar amount;

     - incur additional debt in excess of fixed amounts;

     - make material changes to our business plan;

     - hire a chief executive officer;

     - organize subsidiaries or enter into joint ventures unless specified conditions are met; and

     - issue additional common stock that would result in an increase in the number of shares of common stock into which the Series B Preferred Stock may be converted.

     If we were to take one of these restricted actions without the approval of the holders of the Series B Preferred Stock, the holders of the Series B Preferred Stock may have the right to require us to seek a sale of our company. To avoid having to sell our company in the event one of the restricted actions described above is not approved, we have the right to redeem the Series B Preferred Stock at predetermined prices. If we elect not to redeem the Series B Preferred Stock and such a sale is not effected within six months, then the holders of the Series B Preferred Stock (along with the holders of the Series C Preferred Stock if they then have similar rights) would be entitled to elect a majority of our Board of Directors.

     The approval rights described above will terminate if fewer than 1,759,260 shares of Series B Preferred Stock remain outstanding and the shares of Series B Preferred Stock outstanding constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B Preferred Stock. Based on the number of shares of common stock to be outstanding after this
offering, 5% of the common stock would be approximately           shares.

     The holders of the Series B Preferred Stock have approved the issuance of the Series C Preferred Stock and Series D Convertible Preferred Stock, each of which will rank equal to the Series B Preferred Stock.

     The holders of the Series B Preferred Stock and Series C Preferred Stock have the right to representation on our Board of Directors as discussed below under "-- Series B and C Preferred Stock Board Representation."

     Upon our liquidation, the holders of the Series B Preferred Stock are entitled to receive their liquidation amount on a pro rata basis with the holders of any series of preferred stock which ranks equally with the Series B Preferred Stock and before any amounts may be paid to holders of our common stock or other junior securities. The liquidation amount will be the greater of
(a) $9.00 per share plus accrued and unpaid dividends or (b) the amount the holders of Series B Preferred Stock would have received if the Series B Preferred Stock had been converted into common stock. The holders of the Series B Preferred Stock have the right to elect that a sale of our company be treated as a liquidation for these purposes. If the liquidation or sale occurs before May 4, 2002, the accrued dividends will not be paid to the extent the holders of Series B Preferred Stock will receive more than $22.50 per share.

     A holder of shares of Series B Preferred Stock may convert those shares into common stock at any time. Initially, each share of Series B Preferred Stock may be converted into one share of common stock. The number of shares of common stock into which each share of Series B Preferred Stock can be converted may be adjusted as a result of stock splits, stock dividends and other issuances of additional stock.

     After the earlier of May 24, 2000 or the date on which the holders of Series B Preferred Stock exercise their demand registration rights, which are discussed below, we have the right to require the conversion of the Series B Preferred Stock if our common stock price exceeds $27.00 per share for 20 consecutive trading days. If we require conversion before May 4, 2002, no accrued dividends will be paid.

     The holders of Series B Preferred Stock have the right to require us to redeem the Series B Preferred Stock after May 4, 2005 or upon a sale of our company. The redemption price will be equal to the greater of:

     - $9.00 per share plus accrued and unpaid dividends; or

     - the value of the common stock into which the Series B Preferred Stock is then convertible.

     If we fail to redeem all shares of Series B Preferred Stock within six months of the date specified by the holders of the Series B Preferred Stock, then the holders of the Series B Preferred Stock (along with the holders of the Series C Preferred Stock if they then have similar rights) will have the right to elect a majority of our Board of Directors.

     The purchasers of Series B Preferred Stock have demand and piggyback registration rights.

SERIES C CONVERTIBLE PREFERRED STOCK

     The Series C Preferred Stock after issuance (expected by December 1999) will have the following rights and preferences:

     Dividends will accrue at the rate of 10% per year, are cumulative and must be paid before any dividends may be paid on our common stock. Except as described below, accrued dividends will be paid in common stock at the time the Series C Preferred Stock is converted into common stock if the dividends have not been paid prior to that time.

     On any matter submitted to our stockholders, holders of shares of Series C Preferred Stock will be treated as if they hold the number of shares of common stock into which their shares of Series C Preferred Stock could be converted and will be allowed to vote those shares along with the holders of our common stock. In addition, the holders of shares of Series C Preferred Stock will have the right to approve any action to:

     - issue preferred stock ranking equal or senior to the Series C Preferred Stock;

     - dispose of assets in excess of a fixed dollar amount, merge or consolidate or sell our company;

     - liquidate our company;

     - alter the terms of the Series C Preferred Stock;

     - pay dividends on common stock or other securities junior to the Series C Preferred Stock other than dividends payable in common stock;

     - enter into transactions with our affiliates other than transactions covered by specified exceptions;

     - make acquisitions in excess of a fixed dollar amount;

     - incur additional debt in excess of fixed amounts;

     - make material changes to our business plan;

     - hire a chief executive officer; and

     - organize subsidiaries or enter into joint ventures unless specified conditions are met.

     If we were to take one of these restricted actions without the approval of the holders of the Series C Preferred Stock, the holders of the Series C Preferred Stock may have the right to require us to seek a sale of our company. To avoid having to sell our company in the event one of the restricted actions described above is not approved, we have the right to redeem the Series C Preferred Stock at predetermined prices. If we elect not to redeem the Series C Preferred Stock and such a sale is not effected within six months, then the holders of the Series C Preferred Stock (along with the holders of the Series B Preferred Stock if they then have similar rights) would be entitled to elect a majority of our Board of Directors.

     The approval rights described above will terminate if fewer than 416,667 shares of Series C Preferred Stock remain outstanding.

     Concurrently with the issuance of the Series C Preferred Stock, the purchasers of the Series C Preferred Stock will consent to the issuance of the Series D Convertible Preferred Stock, which will rank equally with the Series B Preferred Stock and Series C Preferred Stock.

     The holders of the Series B Preferred Stock and Series C Preferred Stock have the right to representation on our Board of Directors as discussed below under "-- Series B and C Preferred Stock Board Representation."

     Upon our liquidation, the holders of the Series C Preferred Stock are entitled to receive their liquidation amount on a pro rata basis with the holders of any series of preferred stock which ranks equally with the Series C Preferred Stock and before any amounts may be paid to holders of our common stock or other junior securities. The liquidation amount will be the greater of
(a) $28.00 per share plus the greater of $2.80 per share or the accrued and unpaid dividends or (b) the amount the holders of Series C Preferred Stock would have received if the Series C Preferred Stock had been converted into common stock. The holders of the Series C Preferred Stock have the right to elect that a sale of our company be treated as a liquidation for these purposes. If the liquidation or sale occurs before 30 months after issuance, the accrued dividends will not be paid to the extent the holders of Series C Preferred Stock will receive more than $58.00 per share.

     A holder of shares of Series C Preferred Stock may convert those shares into common stock at any time. Initially, each share of Series C Preferred Stock may be converted into one share of common stock. The number of shares of common stock into which each share of Series C Preferred Stock can be converted may be adjusted as a result of stock splits, stock dividends and other issuances of additional stock.

     After the earlier of 386 days after the issuance of the Series C Preferred Stock or the date on which the holders of Series B Preferred Stock or Series C Preferred Stock exercise their demand registration rights, which are discussed below, we have the right to require the conversion of the Series C Preferred Stock if our common stock price exceeds $56.00 per share for 20 consecutive trading days. If we require conversion within 30 months after issuance, no accrued dividends in excess of $2.80 per share will be paid.

     The holders of Series C Preferred Stock have the right to require us to redeem the Series C Preferred Stock after six years after issuance or upon a sale of our company. The redemption price will be equal to the greater of:

     - $28.00 per share plus the greater of $2.80 per share or accrued and unpaid dividends; or

     - the value of the common stock into which the Series C Preferred Stock is then convertible.

     If we fail to redeem all shares of Series C Preferred Stock within six months of the date specified by the holders of the Series C Preferred Stock, then the holders of the Series C Preferred Stock (along with the holders of the Series B Preferred Stock if they then have similar rights) will have the right to elect a majority of our Board of Directors.

     The purchasers of Series C Preferred Stock have demand and piggyback registration rights.

SERIES B AND C PREFERRED STOCK BOARD REPRESENTATION

     The purchasers of the Series B Preferred Stock and Series C Preferred Stock have the right to nominate two or more directors depending on the size of our Board of Directors and the percentage of our stock represented by the purchasers' Series B Preferred Stock, Series C Preferred Stock and common stock received upon conversion of the Series B Preferred Stock or Series C Preferred Stock. The purchasers of the Series B Preferred Stock and Series C Preferred Stock also have the right to have one of their Board representatives serve on each committee of our Board and on the board of each of our subsidiaries. After the issuance of the Series C Preferred Stock, the holders of the Series B Preferred Stock and Series C Preferred Stock will be entitled to nominate two directors. Paul J. Salem has been elected to the Board after being nominated by the holders of Series B Preferred Stock and Mark Masiello has been designated to also represent the purchasers of the Series B Preferred Stock and Series C Preferred Stock.

     The right to nominate directors will terminate if fewer than 1,759,260 shares of Series B Preferred Stock remain outstanding, fewer than 416,667 shares of Series C Preferred Stock remain outstanding and the shares of Series B Preferred Stock, Series C Preferred Stock and common stock issued upon conversion of the Series B Preferred Stock or Series C Preferred Stock constitute less than 5% of the outstanding common stock assuming conversion of all outstanding shares of Series B Preferred Stock and Series C Preferred Stock.

SERIES D CONVERTIBLE PREFERRED STOCK

     For a description of the terms of the Series D Convertible Preferred Stock, see "Description of Series D Convertible Preferred Stock."

OUTSTANDING WARRANTS

     As of November 20, 1999, there are outstanding warrants ("Warrants") to purchase approximately 334,597 shares of common stock. These warrants were originally issued in September 1997 to purchasers of units consisting of our Senior Secured Notes and the Warrants. Each holder of a Warrant may purchase shares of common stock at a price of $.02 per share at any time on or before October 1, 2004.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding           shares
of common stock. The estimated           shares of common stock and the
estimated        shares which may be issued upon conversion of the Series D
Convertible Preferred Stock to be sold in this offering and the concurrent offering, any additional shares sold upon exercise of the over-allotment option granted to the underwriters, the 9,612,695 shares sold in our prior public offerings and approximately 230,600 shares issued upon exercise of stock options will be freely tradable without restriction or further registration under the Securities Act unless those shares are held by our "affiliates" as defined by the Securities Act.

     The remaining           shares of our common stock, plus 6,527,779 shares
of common stock which may be issued upon conversion of the Series B Preferred Stock and Series C Preferred Stock, are "restricted securities" under the Securities Act because they were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may not be sold except in compliance with the registration requirements of the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. After sale under Rule 144 under the Securities Act, such shares will be freely tradable without restriction or registration under the Securities Act. Substantially all of our restricted securities, other than the 6,527,779 shares of common stock which may be issued upon conversion of the Series B Preferred Stock and Series C Preferred Stock, currently qualify for sale under Rule 144.

     We have, and the holders of approximately 8,596,552 shares of our common stock (including our officers and directors), 5,277,779 shares of the Series B Preferred Stock, Warrants to purchase approximately 334,597 shares of common stock (other than holders including shares in this offering) and the purchasers of 1,250,000 shares of Series C Preferred Stock expected to be issued by us by December 1999 have agreed that, for a period of 90 days from the date of this prospectus, they will not without the prior written consent of Salomon Smith Barney Inc. dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock with certain exceptions. See "Underwriting." After the 90 day period, all of these securities other than the 5,277,779 shares of the Series B Preferred Stock and 1,250,000 shares of Series C Preferred Stock will be eligible for sale in the public market upon registration or compliance with Rule 144 under the Securities Act.

     Sales of a substantial amount of common stock in the public market, or the perception that sales could occur, could reduce the price of our stock.

REGISTRATION RIGHTS OF SECURITY HOLDERS

     The holders of the 5,277,779 shares of our outstanding Series B Preferred Stock, the holders of the 1,250,000 shares of Series C Preferred Stock to be issued, the holders of approximately 727,805 shares of common stock that have been or may be acquired upon exercise of the Warrants and the holders of 2,682,495 shares of common stock received upon conversion of the Series A Convertible Preferred Stock upon our initial public offering have the right to demand that their common stock be registered with the SEC.

     The holders of the 5,277,779 shares of our outstanding Series B Preferred Stock, the holders of the 1,250,000 shares of Series C Preferred Stock to be issued, the holders of approximately 727,805 shares of common stock that have been or may be acquired upon exercise of the Warrants and the holders of an additional 2,709,496 shares of common stock have piggyback registration rights under agreements with us. Certain of such holders may elect to include shares in this offering.

FUTURE SALE OF STOCK TO EMPLOYEES

     We plan to seek to attract and retain employees in part by offering stock options and other purchase rights for a significant number of our shares of common stock. These plans may dilute the percentage of ownership of our then existing stockholders.

CONTROL SHARE ACQUISITIONS

     Sections 78.3791 through 78.3793 of the Nevada Revised Statutes generally apply to any acquisition of outstanding voting securities of an Issuing Corporation which results in the acquiror owning more than 20% of the Issuing Corporation's then outstanding voting securities. An Issuing Corporation is any Nevada corporation with at least 200 stockholders, at least 100 of which are stockholders of record and Nevada residents, and which conducts business in Nevada.

     The securities acquired in a covered acquisition are denied voting rights unless a majority of the security holders of the Issuing Corporation approve the granting of voting rights. If permitted by the Issuing Corporation's Articles of Incorporation or By-laws then in effect, voting securities acquired in the covered acquisition are redeemable by the Issuing Corporation at the average price paid for the securities by the acquiror if the acquiring person has not given timely notice to the Issuing Corporation or if the stockholders of the Issuing Corporation vote not to grant voting rights to the acquiring person's securities.

     Unless the Issuing Corporation's Articles of Incorporation or By-laws then in effect provide otherwise, if the acquiring person acquired securities having 50% or more of the voting power of the Issuing Corporation's outstanding securities and the stockholders of the Issuing Corporation grant voting rights to the acquiring person, then any stockholders of the Issuing Corporation who voted against granting voting rights to the acquiring person may demand that the Issuing Corporation purchase, for fair value, all or any portion of his securities.

     Our Articles of Incorporation and By-laws do not limit the effect of these provisions.

TRANSFER AGENT

     The Transfer Agent and Registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The right of the stockholders to sue any director for misconduct in conducting our affairs is limited by our Articles of Incorporation and Nevada statutes to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not grounds for suit. The statute does not limit the liability of directors or officers for monetary damages under the federal securities laws.

     We also have the obligation, under our By-laws, to indemnify any director or officer of ours for all expenses incurred by them in connection with any legal action brought or threatened against the person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to our best interests, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that indemnification is made under then existing provisions of Nevada General Corporation Law at the time of indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or other controlling persons under the foregoing provisions, we have been informed that in the opinion of the SEC indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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ANTI-TAKEOVER PROVISIONS OF ARTICLES OF INCORPORATION

     Our Articles of Incorporation authorize our Board of Directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more designated series or classes. As of November 19, 1999, 5,278,000 shares of preferred stock have been designated as Series B Preferred Stock, 5,277,779 shares of Series B Preferred Stock were outstanding and we have agreed to authorize and issue 1,250,000 shares of Series C Preferred Stock. We may also issue up to 3,450,000 shares of Series D Convertible Preferred Stock in the concurrent offering. We previously issued 6,571,427 shares of Series A Convertible Preferred Stock which reverted to authorized but unissued shares of preferred stock when we closed our initial public offering of common stock. Our Board of Directors, without approval of the stockholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other provisions of a particular series of preferred stock, which could, among other things, adversely affect the voting power or other rights of the holders of common stock and, under some circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company. Our Board of Directors has no present intention to authorize the issuance of any additional series of preferred stock other than the Series C Preferred Stock and the Series D Convertible Preferred Stock being offered concurrently with this offering.

BOARD OF DIRECTORS

     Our By-laws provide that our Board is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Because only one class of directors stands for election or re-election each year, classifying our Board prevents persons seeking to acquire control of our company from electing more than a minority of directors in any year, thereby delaying, deferring or preventing a change in control. Our By-laws provide that our Board shall consist of between three and nine members, with the exact number to be determined from time to time by our Board. Our Board has set the number of directors at eight and, as a result, the size of each class is two or three.

STOCKHOLDER ACTION AND SPECIAL MEETINGS

     Our By-laws provide that:

     - all action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and

     - the number of directors is set by resolution of our Board.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. Our By-laws provide that special meetings of stockholders may be called by the Board, the Chairman of the Board, the President or the holders of at least a majority of the shares of our common stock issued and outstanding and entitled to vote.

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

            DESCRIPTION OF THE SERIES D CONVERTIBLE PREFERRED STOCK

     The following is a summary of certain provisions of the Certificate of Designation and the Series D Convertible Preferred Stock. Copies of the Certificate of Designation and the form of Series D Convertible Preferred Stock share certificate are available upon request at our address set forth under "Where You Can Find More Information." This summary is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the Certificate of Designation. The definitions of certain capitalized terms used in the following summary that are not defined herein are defined in the Certificate of Designation. For purposes of this description of the Series D Convertible Preferred Stock, the words "MGC," "we," "our" or "us" refer to MGC Communications, Inc. and do not include its subsidiaries.

GENERAL

     At the consummation of this offering, we will issue      shares of our
     % Series D Cumulative Convertible Preferred Stock, $0.01 par value per
share, designated as "     % Series D Cumulative Convertible Preferred Stock."
When issued, the Series D Convertible Preferred Stock will be validly issued, fully paid and nonassessable. The holders of the Series D Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or any other of our securities of any class. We will seek to have the Series D Convertible Preferred Stock approved for listing on the Nasdaq National Market.

RANKING

     The Series D Convertible Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution or winding-up, rank:

     - junior to all our existing and future debt obligations

     - junior to "Senior Stock," which is each class of our capital stock or series of preferred stock established after the Series D Convertible Preferred Stock by our Board of Directors that has terms which expressly provide that such class or series will rank senior to the Series D Convertible Preferred Stock

     - on a parity with "Parity Stock," which is each class of capital stock or series of preferred stock established prior to or after the Series D Convertible Preferred Stock by our Board of Directors that has terms which expressly provide that such class or series will rank on a parity with the Series D Convertible Preferred Stock, and also includes the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock

     - senior to "Junior Stock," which is our common stock and any other class of our capital stock established after the Series D Convertible Preferred Stock by our Board of Directors whose terms do not expressly provide that such class or series ranks senior to, or on a parity with, our Series D Convertible Preferred Stock

     While any shares of Series D Convertible Preferred Stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of capital stock that ranks senior to the Series D Convertible Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up without the consent of the holders of at least 66 2/3% of the outstanding shares of Series D Convertible Preferred Stock. We may, however, without the consent of any holder of Series D Convertible Preferred Stock, create additional classes of capital stock, increase the authorized number of shares of preferred stock or issue series of a stock that ranks on a parity with, or junior to, the Series D Convertible Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding-up. See "-- Voting Rights."

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

DIVIDENDS

     Subject to the rights of any holders of Senior Stock and Parity Stock, holders of shares of Series D Convertible Preferred Stock will be entitled to receive, when, as and if declared by our Board of Directors out of our funds which are legally available for payment, cumulative dividends at the annual rate
of      % per share on the liquidation preference thereof of $50 per share of
Series D Convertible Preferred Stock (equivalent to $     per share annually).
Dividends on the Series D Convertible Preferred Stock will be payable quarterly
on                ,                ,                and                of each
year commencing        , 2000, at such annual rate and shall accrue from the
most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the date of the original issuance of the Series D Convertible Preferred Stock. Each such dividend will be payable to holders of record as they appear on our stock records at the close of business on the record date next preceding such quarterly dividend payment date, which record dates will be established by our Board of Directors but, in any event, will be not more than 60 days nor less than 15 days before the respective quarterly dividend payment dates. Dividends will be cumulative from such quarterly dividend payment date, whether or not in any dividend period or periods we shall have funds legally available for the payment of such dividends. Accumulations of dividends on shares of Series D Convertible Preferred Stock will not bear interest. Dividends payable on the Series D Convertible Preferred Stock for any period greater or less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Any dividend on the Series D Convertible Preferred Stock shall be, at our option, payable (1) in cash or (2) through the issuance of shares of our common stock. If we pay dividends in shares of common stock, the number of shares of common stock to be issued on each dividend payment date will be determined by dividing the total dividend to be paid on each share of Series D Convertible Preferred Stock by the applicable Discounted Current Market Value (as defined below) of the common stock. The transfer agent is authorized and directed in the Certificate of Designation to aggregate any fractional shares of common stock that are issued as dividends, sell them at the best available price and distribute the proceeds to the holders of the Series D Convertible Preferred Stock in proportion to their respective interests. We will pay the expenses of the transfer agent with respect to such sale, including brokerage commissions. In the event the sale by the transfer agent of such aggregated fractional interests would be restricted, MGC and the transfer agent will agree upon other appropriate arrangements for the cash realization of fractional interests. All shares of common stock distributed on the related dividend payment date in payment of dividends on the Series D Convertible Preferred Stock will be freely transferable without restriction under the Securities Act.

     The "Discounted Current Market Value" of the common stock with respect to a dividend payment date means the product of (x) 95% and (y) the "Market Average Value" as of the record date relating to such dividend payment date. The "Market Average Value" will equal the average of the daily closing prices of the common stock for the five consecutive Trading Days ending on (and including) the fourth Trading Day prior to such dividend payment date. The closing price for each Trading Day will be the last sales price on the Nasdaq National Market, or the principal securities exchange or other securities market on which the common stock is then being traded. "Trading Day" means any day on which the common stock is traded for any period on the Nasdaq National Market (or on the principal securities exchange or other securities market on which the common stock is then being traded).

     No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series D Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Series D Convertible Preferred Stock.

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

     We will not (1) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock or (2) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise, unless (A) all accrued and unpaid dividends with respect to the Series D Convertible Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series D Convertible Preferred Stock and any Parity Stock.

     No dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series D Convertible Preferred Stock for all prior dividend periods; provided, however, if accrued dividends on the Series D Convertible Preferred Stock for all prior dividend periods have not been paid in full, then any dividend declared for any dividend period on the Series D Convertible Preferred Stock and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series D Convertible Preferred Stock and such Parity Stock.

     Notwithstanding anything herein to the contrary, we may declare and pay dividends on Parity Stock or Junior Stock which are payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or of Junior Stock (in the case of Junior Stock) or by the increase in the liquidation value of Parity Stock or Junior Stock, as applicable, or repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock and Parity Stock in exchange for Parity Stock or Junior Stock.

     For the foreseeable future, we intend to pay all dividends on the Series D Convertible Preferred Stock (except with respect to cash paid in lieu of fractional shares) in shares of our common stock. If, in the future, we were to consider paying cash dividends on the Series D Convertible Preferred Stock we would have to comply with the restrictions contained in our debt indenture and the terms of our outstanding series of preferred stock. See "Risk Factors--Our debt covenants and preferred stock could limit how we conduct our business."

REDEMPTION

  Mandatory Redemption

     On                , 2011 (the "Mandatory Redemption Date"), subject to
legal availability of funds, we will be required to redeem all of the outstanding shares of the Series D Convertible Preferred Stock at a redemption price, payable in cash, equal to the liquidation preference plus accumulated and unpaid dividends, if any, whether or not declared (including a prorated dividend for any partial dividend period) to the date of redemption. We will not be required to make sinking fund payments with respect to the Series D Convertible Preferred Stock. The Certificate of Designation for the Series D Convertible Preferred Stock will provide that MGC will take all actions required or permitted under Nevada law to permit such redemption.

  Provisional Redemption

     We may redeem Series D Convertible Preferred Stock, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's
registered address, at a redemption price of      % of the liquidation
preference, plus accumulated and unpaid dividends, if any, whether or not declared (including a prorated dividend for any partial dividend period), to the redemption date (the "Provisional Redemption Date"), on or after
               , 2001 but prior to                , 2002, if the closing price
of our common stock equals or exceeds 150% of the Conversion Price for at least 20 Trading Days within any 30 Trading Day period. This type of redemption is a "Provisional Redemption."

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     If we undertake a Provisional Redemption, the holders of shares of Series D
Convertible Preferred Stock that are called for redemption also will receive a payment (referred to as the "additional payment") in an amount equal to the present value of the aggregate value of the dividends that would thereafter have been payable on the Series D Convertible Preferred Stock (whether or not such dividends have been declared) for the period from the Provisional Redemption
Date to                , 2002 (which period is referred to as the "additional
period"). The present value will be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period as of the day immediately preceding the date on which a notice of Provisional Redemption is mailed.

     We may effect any Provisional Redemption, in whole or in part, at our option, by payment of the redemption price, including any additional payment, in cash, through delivery of shares of common stock or a combination thereof, subject to applicable law, by delivering notice to the holders of the Series D Convertible Preferred Stock not less than 30 nor more than 60 days prior to the scheduled Provisional Redemption Date.

LIQUIDATION PREFERENCE

     Upon the voluntary or involuntary liquidation, dissolution or winding-up of MGC, and subject to the rights of the creditors of MGC and holders of Senior Stock and Parity Stock, each holder of Series D Convertible Preferred Stock will be entitled to be paid, out of the assets of MGC available for distribution to stockholders, an amount equal to the liquidation preference of $50 per share of Series D Convertible Preferred Stock held by such holder, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up) before any distribution is made on any Junior Stock, including our common stock. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of MGC, the amounts payable with respect to the Series D Convertible Preferred Stock and all other Parity Stock are not paid in full, the holders of the Series D Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of the assets of MGC in proportion to the respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the Series D Convertible Preferred Stock, and, if applicable, an amount equal to a prorated dividend, the holders of shares of Series D Convertible Preferred Stock will not be entitled to any further participation in any distribution of the assets of MGC. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of MGC nor the consolidation or merger of MGC with, or into, one or more entities will be deemed to be a liquidation, dissolution or winding-up of MGC.

     The Certificate of Designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series D Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

VOTING RIGHTS

     The holders of Series D Convertible Preferred Stock, except as otherwise required under Nevada law or as provided in the Certificate of Designation, shall not be entitled to vote on any matter required or permitted to be voted upon by our stockholders. In exercising any such vote, each outstanding share of Series D Convertible Preferred Stock will have one vote (excluding shares of Series D Convertible Preferred Stock held by MGC or any entity controlled by MGC, which shares will have no votes).

     The Certificate of Designation will provide that if dividends on the Series D Convertible Preferred Stock are in arrears and unpaid for six or more dividend periods (whether or not

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consecutive) or if we fail to redeem all of the Series D Convertible Preferred
Stock in cash on the Mandatory Redemption Date, then the holders of the outstanding shares of Series D Convertible Preferred Stock, voting separately and as a class together with the holders of any Parity Stock upon which like rights have been conferred and are exercisable, will be entitled to elect to serve on our Board of Directors the lesser of (x) two additional members to the Board of Directors or (y) that number of directors constituting at least 25% of the members of the Board of Directors, and the number of members of the Board of Directors will be immediately and automatically increased by such number. Such voting rights of the Series D Convertible Preferred Stock will continue until such time as all dividends in arrears on the Series D Convertible Preferred Stock are paid in full or all of the Series D Convertible Preferred Stock is redeemed, at which time the term of any directors elected pursuant to the provisions of this paragraph (subject to the right of holders of any other preferred stock to elect such directors) shall terminate and the number of directors constituting the Board of Directors will be immediately and automatically decreased by such number (until the occurrence of any such subsequent event).

     The Certificate of Designation will also provide that, except as expressly set forth above under "-- Ranking," (1) the creation, authorization or issuance of any shares of Junior Stock or Parity Stock, including the designation of a series thereof within the existing class of preferred stock, or (2) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of Series D Convertible Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of Series D Convertible Preferred Stock.

CONVERSION RIGHTS

     Shares of Series D Convertible Preferred Stock will be convertible, in whole or in part, at any time after the issue date, at the option of the holders thereof, into shares of common stock initially at the conversion price of
$             per share, subject to adjustment as described below ("Conversion
Price"). The right to convert shares of Series D Convertible Preferred Stock called for redemption will terminate at the close of business on the relevant redemption date.

     Conversion of shares of Series D Convertible Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to MGC or in blank, to the office or agency to be maintained by MGC for that purpose. Initially, Continental Stock Transfer & Trust Company will maintain such office.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series D Convertible Preferred Stock shall have been surrendered and notice (and if applicable, payment of an amount equal to the dividends payable on such shares) received by MGC. We will issue a certificate evidencing the common stock distributed upon conversion as soon as reasonably practical after the conversion date.

     All shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act.

     Holders of shares of Series D Convertible Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following the dividend payment record date and prior to such dividend payment date. However, shares of Series D Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with

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

respect to a redemption date during such period, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series D Convertible Preferred Stock on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into shares of common stock on such dividend payment date will receive the dividend payable on such shares of Series D Convertible Preferred Stock on such date and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series D Convertible Preferred Stock for conversion. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares.

     Fractional shares of common stock will not be issued upon conversion but, in lieu thereof, we will pay a cash adjustment based on the current market price (as defined) of the common stock on the business day prior to such conversion date.

     The Conversion Price is subject to adjustment upon certain events, including:

     (1) any redemption payment or payment of a dividend or other distribution payable in shares of common stock to all holders of any class of capital stock of MGC, other than the issuance of shares of common stock in connection with the payment (1) in redemption for, of dividends on or upon the conversion of the Series D Convertible Preferred Stock, (2) in redemption for, of dividends on or upon the conversion of the Series B Preferred Stock or Series C Preferred Stock, in accordance with the terms of the Certificates of Designation governing such securities as in effect on the issue date of the Series D Convertible Preferred Stock, or (3) to all holders of the Series D Convertible Preferred Stock based upon the number of shares of common stock into which the Series D Convertible Preferred Stock is then convertible;

     (2) any issuance to all holders of shares of MGC's common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than market value as of the date of conversion or exchange; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of the Series D Convertible Preferred Stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of the Series D Convertible Preferred Stock into common stock and provided, further, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

     (3) any subdivision, combination or reclassification of common stock;

     (4) any distribution consisting exclusively of cash, excluding any cash distributed in a transaction involving (i) a merger or consolidation of MGC, (ii) the sale or transfer to another corporation of substantially all of the assets of MGC or (iii) any statutory exchange of securities with another corporation, in which no adjustment to the Conversion Price is made pursuant to the last paragraph under the caption Conversion Rights, to all holders of shares of common stock in an aggregate amount that, together with (1) all other such cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by MGC or any of its subsidiaries for shares of common stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of MGC's market capitalization (defined as the product of the then current market price of the common stock times the number of shares of common stock then outstanding on the record date of such distribution);

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     (5) the completion of a tender or exchange offer which MGC or any of its subsidiaries makes for shares of common stock that involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender or exchange offer by MGC or any of its subsidiaries for shares of any of the common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (2) the aggregate amount of any such cash distributions referred to in clause 4 above to all holders of shares of common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of MGC's market capitalization immediately prior to the expiration of such tender offer; or

     (6) a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets, including securities, but excluding those dividends and those issuances of rights, options, warrants and other distributions for which an adjustment to the Conversion Price as referred to above is applicable (other than in connection with a merger effected solely to reflect a change in the jurisdiction of incorporation of MGC).

     No adjustment of the Conversion Price will be required to be made:

          (A) until cumulative adjustments amount to one percent of such price, or

          (B) with respect to rights, options or warrants issued pursuant to certain employee benefit plans of MGC.

     We also may from time to time decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case we shall give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, we will be permitted to make such reductions in the Conversion Price as we determine to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by MGC to its stockholders will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act, and any other securities laws and regulations thereunder, if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     If at any such time MGC makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of MGC, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions described above or under the caption "-- Change of Control", the Conversion Price of the Series D Convertible Preferred Stock is reduced, such reduction may be deemed to be the receipt of taxable income by holders of the Series D Convertible Preferred Stock.

     In the event that, after the issuance of the Series D Convertible Preferred Stock, we distribute rights, options or warrants (other than those referred to in clause 2 above) to all holders of common stock, so long as any such rights, options or warrants have not expired or been redeemed by MGC, the holder of any shares of Series D Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion, which we call the conversion shares, a number of rights, options or warrants to be determined as follows: (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights, options or warrants or separate certificates evidencing such rights, options or warrants, called the distribution date, the same number of rights, options or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights,

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options or warrants, and (2) if such conversion occurs after such distribution date, the same number of rights, options or warrants to which a holder of the number of shares of common stock into which such Series D Convertible Preferred Stock was convertible immediately prior to such distribution date would have been entitled on such distribution date in accordance with the terms and provisions applicable to the rights, options or warrants.

     Except as stated above, the Conversion Price will not be adjusted for the issuance of common stock, or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

     In case of:

          (1) any merger or consolidation of MGC;

          (2) any sale or transfer to another corporation of the property of MGC as an entirety or substantially as an entirety; or

          (3) any statutory exchange of securities with another corporation, other than in connection with a merger or acquisition (each of the above, an "Exchange Event"),

there will be no adjustment of the Conversion Price except in the event of a Common Stock Change of Control (as defined under the caption "-- Change of Control"). Upon the occurrence of an Exchange Event, other than a merger or consolidation in which (a) MGC is the continuing corporation and (b) the common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another corporation, each share of the then outstanding Series D Convertible Preferred Stock will, without the consent of the holder of any Series D Convertible Preferred Stock, become convertible only into the kind and amount of securities, cash or other property receivable upon such merger, consolidation, sale, transfer or statutory exchange by a holder of the number of shares of common stock into which such Series D Convertible Preferred Stock was convertible immediately prior to such merger, consolidation, sale, transfer or statutory exchange, assuming such holder of common stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such merger, consolidation, sale, transfer or statutory exchange. In the case of a cash merger of MGC into another company or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of Series D Convertible Preferred Stock would be convertible at the Conversion Price in effect at such time into the same amount of cash per share into which each share of Series D Convertible Preferred Stock would have been convertible had such share been converted into common stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which such shares of Series D Convertible Preferred Stock would be converted could be more or less than the liquidation preference with respect to such Series D Convertible Preferred Stock.

EXPIRATION OF CONVERSION RIGHTS

     On or after                , we may, at our option, cancel the Conversion
Rights of the Series D Convertible Preferred Stock. We may exercise this option if the closing price of our common stock equals or exceeds 140% of the Conversion Price for at least 20 Trading Days within any 30 Trading Day period. In order for us to exercise this option, we must issue a press release for publication on the Dow Jones News Service (or a comparable news service) prior to the opening of business on the second Trading Day after any period in which the condition in the preceding sentence has been met. The press release shall announce that we are canceling the Conversion Rights of the Series D Convertible Preferred Stock and the date such Conversion Rights will expire. The press release shall also provide the Conversion Price and the closing price of our common stock, each as of the close of business of the previous day.

     We must notify the holders of the Series D Convertible Preferred Stock of the expiration of their Conversion Rights by first-class mail not more than four business days after we issue the press release. We will select the date upon which the Conversion Rights will expire, which date will be not less than 30 nor more than 60 days after the date we issue the press release. The Conversion Rights will terminate at the close of business on the expiration date.

CHANGE OF CONTROL

     A "Change in Control" shall be deemed to have occurred at such time as:

     - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of MGC to any "person" (as such term is used in Section 13(d)(3) of the Securities Exchange Act);

     - the adoption of a plan relating to the liquidation, dissolution or winding-up of MGC;

     - the consummation of any transaction (including any merger or consolidation) the result of which is that any "person" (as defined above) other than any Permitted Holder (as defined below) becomes the beneficial owner (as such term is defined in Rules 13d-3 and 13d-5 promulgated under the Securities Exchange Act, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting stock of MGC; or

     - the first day on which a majority of the members of our Board of Directors are not Continuing Directors (as defined in the Certificate of Designation).

     "Permitted Holders" means (i) Providence Equity Partners Inc., JK&B Capital, L.P. or any of their Affiliates, (ii) any of Maurice J. Gallagher, Jr., Timothy P. Flynn, Rolla P. Huff or their respective spouses or lineal descendants and their respective spouses (collectively, the "Individual Family Holders") whether acting in their own name or as a majority of persons having the power to exercise the voting rights attached to, or having investment power over, shares held by others, (iii) any Affiliate of any member of the Individual Family Holders, (iv) any trust principally for the benefit of one or more members of the Individual Family Holders (whether or not any member of the Individual Family Holders is a trustee of such trust) and (v) any charitable foundation whose majority of members, trustees or directors, as the case may be, are persons referred to in (ii) above.

     The term "Common Stock Change in Control" means any Change in Control in which more than 50% of the value (as determined in good faith by our Board of Directors) of the consideration received by holders of common stock consists of common stock of another company that for each of the 10 consecutive Trading Days referred to in the definition of "Applicable Price" below has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market; provided, however, that a Change in Control shall not be a Common Stock Change in Control unless either (1) MGC continues to exist after the occurrence of such Change in Control and the outstanding shares of Series D Convertible Preferred Stock continue to exist as outstanding shares of Series D Convertible Preferred Stock, or (2) not later than the occurrence of such Change in Control, the outstanding shares of Series D Convertible Preferred Stock are converted into or exchanged for shares of convertible preferred stock of a corporation succeeding to MGC's business, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Series D Convertible Preferred Stock.

     The term "Non-Stock Change in Control" means any Change in Control other than a Common Stock Change in Control.

     If a Non-Stock Change of Control occurs, each holder of Series D Convertible Preferred Stock shall have the right, at the holder's option, to require us to repurchase all of such holder's shares of Series D Convertible Preferred Stock on a date (the "Repurchase Date") that is no earlier than 30 nor later than 60 days after the date of the Company Notice, as defined below, at a price equal to 100% of the liquidation preference of the Series D Convertible Preferred Stock to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

     We may, at our option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the Repurchase Date; provided that payment may not be made in common stock unless we satisfy certain conditions with respect thereto prior to the Repurchase Date as provided in the Series D Certificate of Designation.

     Within 30 days after the occurrence of a Non-Stock Change of Control, we are obligated to give to all holder of shares of Series D Convertible Preferred Stock notice, as provided in the Series D Certificate of Designation (the "Company Notice"), of the occurrence of such Non-Stock Change of Control and of the repurchase right arising as a result thereof. We must also deliver a copy of the Company Notice to our transfer agent. To exercise the repurchase right, a holder of shares of Series D Convertible Preferred Stock must deliver, on or before the 30(th) day after the date of the Company Notice, written notice to the transfer agent of the holder's exercise of such right, together with the shares of Series D Convertible Preferred Stock with respect to which the right is being exercised.

     In the event of a Common Stock Change in Control, each share of the Series D Convertible Preferred Stock shall be convertible solely into common stock of the kind received by holders of common stock as the result of such Common Stock Change in Control and the Conversion Price in effect will be adjusted immediately after such Change in Control as described below.

     Immediately after a Common Stock Change in Control the Conversion Price in effect immediately prior to such Common Stock Change in Control, but after giving effect to any other prior adjustments, will be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be the Purchaser Stock Price (as defined) and the denominator will be the Applicable Price (as defined); provided, however, that in the event of a Common Stock Change in Control in which (A) 100% of the value of the consideration received by a holder of common stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid with respect to any fractional interests in such common stock resulting from such Common Stock Change in Control) and (B) all the common stock will have been exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party, the Conversion Price in effect immediately prior to such Common Stock Change in Control will thereupon be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be one (1) and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of our common stock as a result of such Common Stock Change in Control.

     The term "Applicable Price" means the average of the closing prices for the common stock during the 10 Trading Days prior to and including the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with such Common Stock Change in Control as adjusted in good faith by our Board of Directors to appropriately reflect any of the events referred to in clauses 1 through 6 under "-- Conversion Rights."

     The term "Purchaser Stock Price" means the product of (1) the number of shares of common stock received as consideration in such Common Stock Change in Control for each share of our common stock, and (2) the average of the per share closing prices for the common stock received as consideration in such Common Stock Change in Control for the 10 consecutive Trading Days prior to and including the record date for the determination of the holders of our common stock entitled to receive such common stock, or, if there is no such record date, the date upon which the holders of our common stock shall have the right to receive such common stock, in each case, as adjusted in good faith by our Board of Directors to appropriately reflect any of the events referred to in clauses 1 through 6 under "-- Conversion Rights"; provided, however, that if no such closing prices exist, then the Purchaser Stock Price shall be set at a price determined in good faith by our Board of Directors.

     The foregoing Conversion Price adjustments in the event of a Common Stock Change in Control will apply in situations whereby more than 50% of the value received by holders of our common stock consists of common stock of another company that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market, in which case the Series D Convertible Preferred Stock will become convertible into shares of common stock of the other company. If consideration for the common stock consists partly of common stock of another company and partly of other securities, cash or property, each share of Series D Convertible Preferred Stock will be convertible solely into a number of shares of such common stock determined so that the initial value of such shares (measured as described in the definition of Purchaser Stock Price) equals the value of the shares of our common stock into which such share of Series D Convertible Preferred Stock was convertible immediately before the transaction (measured as described in the definition of Applicable Price). If consideration for our common stock is solely common stock of another company, each share of Series D Convertible Preferred Stock will be convertible into the same number of shares of such common stock of another company receivable by a holder of the number of shares of our common stock into which such share of Series D Convertible Preferred Stock was convertible immediately before such transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Certificate of Designation will provide that MGC, without the consent of the holders of any of the outstanding Series D Convertible Preferred Stock, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, MGC provided, however that (a) the successor, transferee or lessee is organized under the laws of the United States, any state thereof or the District of Columbia, (b) the shares of Series D Convertible Preferred Stock shall become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereon, the Series D Convertible Preferred Stock had immediately prior to such transaction; and (c) certain other conditions are met.

     Under any consolidation by MGC with, or merger by MGC into, any other Person or any conveyance, transfer or lease of the properties and assets of MGC substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which MGC is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, MGC under the shares of Series D Convertible Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series D Convertible Preferred Stock.

SEC REPORTS AND REPORTS TO HOLDERS

     Whether or not we are required to file reports with the SEC, if any shares of Series D Convertible Preferred Stock are outstanding, we will file with the SEC all reports and other information we would be required to file with the SEC by Sections 13(a) or 15(d) under the Securities Exchange Act. See "Where You Can Find More Information." We will supply each holder of Series D Convertible Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series D Convertible Preferred Stock will be Continental Stock Transfer & Trust Company.

                                  UNDERWRITING

     Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and MGC and the selling stockholders have agreed to sell to each such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc.....................................
Goldman, Sachs & Co. .......................................
ING Barings LLC.............................................
Warburg Dillon Read LLC ....................................
                                                              ---------
  Total.....................................................
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., ING Barings LLC and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to        additional shares of
common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We have, and the holders of approximately 8,596,552 shares of our common stock (including our officers and directors), 5,277,779 shares of the Series B Preferred Stock, Warrants to purchase approximately 334,597 shares of common stock (other than holders including shares in this offering) and the purchasers of 1,250,000 shares of Series C Preferred Stock to be issued by us have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for the shares offered by this prospectus, shares offered in the concurrent offering, and, in our case, shares which may be issued by us upon exercise of outstanding warrants and conversion of outstanding convertible preferred stock and the Series D Convertible Preferred Stock, if issued in the concurrent offering, and shares issued and options granted under our existing stock option plan. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders in connection with this offering. With respect to the underwriting discounts and commissions to be paid by us, these amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                   PAID BY US
                                          -----------------------------          PAID BY
                                          NO EXERCISE     FULL EXERCISE    SELLING STOCKHOLDERS
                                          ------------    -------------    --------------------
    Per share...........................  $               $                    $
    Total...............................  $               $                    $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $       .

     Bear, Stearns & Co. Inc. and Furman Selz LLC, a predecessor in interest to ING Barings LLC, acted as initial purchasers in connection with the offering in September 1997 of units consisting of Senior Secured Notes and Warrants. Bear, Stearns & Co. Inc. and Furman Selz LLC also acted as placement agents in connection with the sale of Series A Convertible Preferred Stock in November 1997 (the "November 1997 Private Placement"), for which they received customary fees. During January 1998, we sold additional shares of Series A Convertible Preferred Stock (the "January 1998 Private Placement") for which neither Bear, Stearns & Co. Inc. nor Furman Selz

LLC received any commission. Bear, Stearns & Co. Inc. and Furman Selz LLC acted as representatives of the underwriters (which included Goldman Sachs & Co.) in our initial public offering of our common stock, for which they received customary fees. Bear, Stearns & Co. Inc., Goldman, Sachs & Co. and ING Barings LLC acted as underwriters in connection with the offering of our common stock in July 1999 and the underwriters named herein are also acting as underwriters of the concurrent offering. In addition, an affiliate of ING Barings LLC provides cash management services to us for which it receives customary fees.

     MGC and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the common stock offered by this prospectus will be passed upon for us by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 21,600 shares of our common stock. Kronish Lieb Weiner & Hellman LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relative to the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the periodic reporting and other informational requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Copies of our periodic reports and proxy statements and of other information filed by us with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us. The address of the SEC's Web site is http://www.sec.gov. Our Internet address is http://www.mgci.com.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities being offered. This prospectus does not contain all the information included in the registration statement, parts of which are omitted as allowed by the rules of the SEC. For further information about us and the securities offered, please refer to the registration statement. The registration statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses shown above. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

     The following documents filed by us with the SEC are incorporated into this prospectus by reference:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - our Current Reports on Form 8-K dated July 19, 1999 and October 14, 1999;

     - the description of our common stock included in our registration statement filed under the Exchange Act and any amendment or report filed for the purpose of updating that description; and

     - all reports filed by us to comply with Section 13(a) or 15(d) of the Exchange Act since the end of the quarter covered by our Quarterly Report on Form 10-Q for our quarter ended September 30, 1999.

All documents filed by us as required by Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus and are made a part of this prospectus from the date of filing of these documents.

     Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference modifies or supersedes an earlier statement. Any earlier statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS ARE AVAILABLE TO YOU WITHOUT CHARGE UPON YOUR WRITTEN OR ORAL REQUEST. TO REQUEST THESE DOCUMENTS, PLEASE CONTACT KENT F. HEYMAN, ESQ., VICE PRESIDENT AND GENERAL COUNSEL, MGC COMMUNICATIONS, INC., 3301 N. BUFFALO DRIVE, LAS VEGAS, NEVADA 89129 (TELEPHONE 702-310-8258).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            MGC COMMUNICATIONS, INC.

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Independent Auditors' Report................................  F-3
Consolidated Balance Sheets as of September 30, 1999
  (unaudited) and December 31, 1998 and 1997................  F-4
Consolidated Statements of Operations for the nine months
  ended September 30, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-5
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity for the nine months ended September
  30, 1999 (unaudited) and for the years ended December 31,
  1998, 1997 and 1996.......................................  F-6
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1999 and 1998 (unaudited) and for the
  years ended December 31, 1998, 1997 and 1996..............  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
MGC Communications, Inc.:

     We have audited the accompanying consolidated balance sheets of MGC Communications, Inc. (a Nevada corporation) and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGC Communications, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
March 2, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MGC Communications, Inc.

     We have audited the accompanying statements of operations, stockholders' equity and cash flows of MGC Communications, Inc. for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of MGC Communications, Inc. for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Las Vegas, Nevada
August 18, 1997

                            MGC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   DECEMBER 31,
                                                              SEPTEMBER 30,    --------------------
                                                                  1999           1998        1997
                                                              -------------    --------    --------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   93,224      $ 11,886    $ 45,054
  Investments held-to-maturity..............................           --            --       7,797
  Investments available-for-sale............................       50,177         9,851          --
  Restricted investments....................................       30,375        20,797      18,482
  Accounts receivable, less allowance for doubtful accounts
    of $478, $257 and $216..................................       16,145         6,360       1,200
  Prepaid expenses..........................................          599           208         277
                                                               ----------      --------    --------
         Total current assets...............................      190,520        49,102      72,810
Property and equipment, net.................................      151,159       116,380      24,617
Investments held-to-maturity................................           --            --      49,913
Investments available-for-sale..............................       35,560        63,212          --
Restricted investments......................................           --        18,582      39,092
Deferred financing costs, net of accumulated amortization of
  $1,686, $1,065 and $198...................................        4,093         4,714       5,448
Other assets................................................          482           129          97
                                                               ----------      --------    --------
         Total assets.......................................   $  381,814      $252,119    $191,977
                                                               ==========      ========    ========
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt........................   $      283      $    332    $    381
Accounts payable:
  Trade.....................................................        8,912         5,314         462
  Property and equipment....................................       15,276        18,577       3,123
Accrued interest............................................       10,400         5,200       5,328
Accrued other expenses......................................        8,492         2,473         786
                                                               ----------      --------    --------
         Total current liabilities..........................       43,363        31,896      10,080
Senior Secured Notes, net of unamortized discount of $2,875,
  $3,307 and $3,882.........................................      157,125       156,693     156,118
Other long-term debt........................................          269           270         138
                                                               ----------      --------    --------
         Total liabilities..................................      200,757       188,859     166,336
                                                               ----------      --------    --------
Commitments and contingencies
Redeemable preferred stock:
  8% Series A Convertible Preferred Stock, 6,571,450 shares
    authorized, 5,148,570 issued and outstanding at December
    31, 1997................................................           --            --      16,665
  10% Series B Convertible Preferred Stock, 5,278,000 shares
    authorized and 5,277,779 issued and outstanding.........       46,663            --          --
Stockholders' equity:
  Preferred stock, 44,722,221 shares authorized but
    unissued................................................           --            --          --
  Common stock, $0.001 par value, 60,000,000 shares
    authorized, 22,810,060, 17,190,428 and 8,799,600 issued,
    22,800,920, 17,190,428 and 8,799,600 shares
    outstanding.............................................           23            17           9
  Additional paid-in capital................................      227,955       108,991      22,118
  Accumulated deficit.......................................      (91,062)      (44,392)    (12,463)
  Less: treasury stock......................................          (76)           --          --
                                                               ----------      --------    --------
                                                                  136,840        64,616       9,664
  Accumulated other comprehensive income....................         (360)          817          --
  Notes receivable from stockholders for issuance of common
    stock...................................................       (2,086)       (2,173)       (688)
                                                               ----------      --------    --------
         Total stockholders' equity.........................      134,394        63,260       8,976
                                                               ----------      --------    --------
         Total liabilities, redeemable preferred stock and
           stockholders' equity.............................   $  381,814      $252,119    $191,977
                                                               ==========      ========    ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                           NINE MONTHS                    YEAR ENDED
                                       ENDED SEPTEMBER 30,               DECEMBER 31,
                                     -----------------------   --------------------------------
                                        1999         1998         1998        1997       1996
                                     ----------   ----------   ----------   ---------   -------
                                           (UNAUDITED)
Operating revenues:
Telecommunication services.........  $   34,922   $   11,772   $   18,249   $   3,791   $     1
                                     ----------   ----------   ----------   ---------   -------
Operating expenses:
  Cost of operating revenues.......      31,449       10,575       17,129       3,928       305
  Selling, general and
     administrative................      27,469       11,250       17,877       6,440       841
  Depreciation and amortization....      12,406        3,149        5,238       1,274        54
  Write-off of purchased
     software......................          --           --           --          --       355
                                     ----------   ----------   ----------   ---------   -------
                                         71,324       24,974       40,244      11,642     1,555
                                     ----------   ----------   ----------   ---------   -------
     Loss from operations..........     (36,402)     (13,202)     (21,995)     (7,851)   (1,554)
Other income (expense):
  Gain on sale of investments......         252           --          223          --        --
  Interest income..................       5,228        6,989        8,771       2,507        63
  Interest expense.................     (13,822)     (16,080)     (19,064)     (5,492)       --
                                     ----------   ----------   ----------   ---------   -------
     Net loss......................     (44,744)     (22,293)     (32,065)    (10,836)   (1,491)
Accrued preferred stock dividend...      (1,926)          --           --        (136)       --
                                     ----------   ----------   ----------   ---------   -------
Net loss applicable to common
  stockholders.....................  $  (46,670)  $  (22,293)  $  (32,065)  $ (10,972)  $(1,491)
                                     ==========   ==========   ==========   =========   =======
Basic and diluted loss per share of
  common stock.....................  $    (2.50)  $    (1.69)  $    (2.26)  $   (1.30)  $ (2.11)
                                     ==========   ==========   ==========   =========   =======
Basic and diluted weighted average
  shares outstanding...............  18,670,645   13,171,681   14,178,729   8,458,991   707,359
                                     ==========   ==========   ==========   =========   =======

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                         REDEEMABLE
                                       PREFERRED STOCK         COMMON STOCK       ADDITIONAL                 TREASURY STOCK
                                    ---------------------   -------------------    PAID-IN     ACCUMULATED   ---------------
                                      SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL       DEFICIT     SHARES   AMOUNT
                                    ----------   --------   ----------   ------   ----------   -----------   ------   ------
BALANCE AT JANUARY 1, 1996........          --   $     --      240,000    $--      $      1     $     --     $   --    $ --
Common stock issued for services
  contributed by stockholder......          --         --      480,000      1             1           --         --      --
Common stock issued for cash......          --         --    6,456,000      6        12,274           --         --      --
Net loss..........................          --         --           --     --            --       (1,491)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1996......          --         --    7,176,000      7        12,276       (1,491)        --      --
Common stock issued for cash......          --         --    1,458,600      2         4,860           --         --      --
Common stock issued for notes
  receivable......................          --         --      165,000     --           688           --         --      --
Proceeds from offering allocated
  to warrants.....................          --         --           --     --         3,885           --         --      --
Warrants issued for common stock
  commitment......................          --         --           --     --           409           --         --      --
Net loss..........................          --         --           --     --            --      (10,836)        --      --
8% Series A Convertible Preferred
  Stock issued for cash...........   5,148,570     16,665           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --         (136)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1997......   5,148,570     16,665    8,799,600      9        22,118      (12,463)        --      --
Common stock issued for cash......          --         --      100,680     --           774           --         --      --
Common stock issued for notes
  receivable......................          --         --      189,000     --         1,485           --         --      --
Warrants and options exercised for
  common stock....................          --         --      133,309     --            14           --         --      --
8% Series A Convertible Preferred
  Stock issued for cash...........   1,422,857      4,980           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --         (654)        --      --
Common stock issued for cash......          --         --    4,025,000      4        62,959           --         --      --
Conversion of preferred stock to
  common stock....................  (6,571,427)   (21,645)   3,942,839      4        21,641          790         --      --
Unrealized gain on investments
  available-for-sale..............          --         --           --     --            --           --         --      --
Net loss..........................          --         --           --     --            --      (32,065)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT DECEMBER 31, 1998......          --         --   17,190,428     17       108,991      (44,392)        --      --
Unrealized loss on investments
  available-for-sale..............          --         --           --     --            --           --         --      --
Common stock issued...............          --         --    5,027,001      5       118,309           --         --      --
Warrants and options exercised for
  common stock....................          --         --      592,631      1           655           --         --      --
Payments on stockholder's note....          --         --           --     --            --           --         --      --
Repurchase of common stock........          --         --       (9,140)    --            --           --      9,140     (76)
10% Series B Convertible Preferred
  Stock issued for cash...........   5,277,779     46,663           --     --            --           --         --      --
Accrued preferred stock
  dividend........................          --         --           --     --            --       (1,926)        --      --
Net loss..........................          --         --           --     --            --      (44,744)        --      --
                                    ----------   --------   ----------    ---      --------     --------     ------    ----
BALANCE AT SEPTEMBER 30, 1999
  (unaudited).....................   5,277,779   $ 46,663   22,800,920    $23      $227,955     $(91,062)    $9,140    $(76)
                                    ==========   ========   ==========    ===      ========     ========     ======    ====

                                          NOTES
                                     RECEIVABLE FROM     ACCUMULATED
                                    STOCKHOLDERS FOR        OTHER           TOTAL
                                       ISSUANCE OF      COMPREHENSIVE   STOCKHOLDERS'
                                      COMMON STOCK         INCOME           EQUITY
                                    -----------------   -------------   --------------
BALANCE AT JANUARY 1, 1996........       $    --           $    --         $      1
Common stock issued for services
  contributed by stockholder......            --                --                2
Common stock issued for cash......            --                --           12,280
Net loss..........................            --                --           (1,491)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1996......            --                --           10,792
Common stock issued for cash......            --                --            4,862
Common stock issued for notes
  receivable......................          (688)               --               --
Proceeds from offering allocated
  to warrants.....................            --                --            3,885
Warrants issued for common stock
  commitment......................            --                --              409
Net loss..........................            --                --          (10,836)
8% Series A Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --             (136)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1997......          (688)               --            8,976
Common stock issued for cash......            --                --              774
Common stock issued for notes
  receivable......................        (1,485)               --               --
Warrants and options exercised for
  common stock....................            --                --               14
8% Series A Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --             (654)
Common stock issued for cash......            --                --           62,963
Conversion of preferred stock to
  common stock....................            --                --           22,435
Unrealized gain on investments
  available-for-sale..............            --               817              817
Net loss..........................            --                --          (32,065)
                                         -------           -------         --------
BALANCE AT DECEMBER 31, 1998......        (2,173)              817           63,260
Unrealized loss on investments
  available-for-sale..............            --            (1,177)          (1,177)
Common stock issued...............            --                --          118,314
Warrants and options exercised for
  common stock....................            --                --              656
Payments on stockholder's note....            11                --               11
Repurchase of common stock........            76                --               --
10% Series B Convertible Preferred
  Stock issued for cash...........            --                --               --
Accrued preferred stock
  dividend........................            --                --           (1,926)
Net loss..........................            --                --          (44,744)
                                         -------           -------         --------
BALANCE AT SEPTEMBER 30, 1999
  (unaudited).....................       $(2,086)          $  (360)        $134,394
                                         =======           =======         ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  NINE MONTHS
                                                                     ENDED                       YEAR ENDED
                                                                 SEPTEMBER 30,                  DECEMBER 31,
                                                              --------------------    ---------------------------------
                                                                1999        1998        1998        1997         1996
                                                              --------    --------    --------    ---------    --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
Net loss....................................................  $(44,744)   $(22,293)   $(32,065)   $ (10,836)   $ (1,491)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................    12,406       3,149       5,238        1,274          54
    Write-off of purchased software.........................        --          --          --           --         355
    Gain on sale of investments.............................      (252)         --        (223)          --          --
    Amortization of debt discount...........................       432         431         575          144          --
    Amortization of deferred financing costs................       621         658         867          198          --
    Stock issued for services rendered......................        --          --          --           --           2
  Changes in assets and liabilities:
    Increase in accounts receivable, net....................    (9,785)     (2,531)     (5,160)      (1,190)         (9)
    (Increase) decrease in prepaid expenses and other.......      (391)         47          69         (254)        (23)
    Increase in other assets................................      (403)        (40)        (32)         (91)         (5)
    Increase in accounts payable -- trade...................     3,598       2,862       4,852          386          76
    Increase in accrued interest and other expenses.........     9,292       8,644       1,695        5,879          99
                                                              --------    --------    --------    ---------    --------
      Net cash used in operating activities.................   (29,226)     (9,073)    (24,184)      (4,490)       (942)
                                                              --------    --------    --------    ---------    --------
Cash flows from investing activities:
  Purchase of property and equipment, net of payables.......   (46,888)    (58,681)    (81,597)     (20,207)     (2,287)
  Decrease in accounts payable-property
    and equipment...........................................    (3,301)         --          --           --          --
  Purchase of investments held-to-maturity..................        --     (42,622)         --      (57,710)         --
  Sale (purchase) of investments available-for-sale, net....   (13,599)         --     (14,313)          --
  Sale (purchase) sale of restricted investments............     9,004       8,355      18,195      (57,574)         --
                                                              --------    --------    --------    ---------    --------
      Net cash used in investing activities.................   (54,784)    (92,948)    (77,715)    (135,491)     (2,287)
                                                              --------    --------    --------    ---------    --------
Cash flows from financing activities:
  Proceeds from issuance of Senior Secured Notes net of
    discount of $4,026......................................        --          --          --      155,974          --
  Costs associated with issuance of Senior Secured Notes and
    warrants................................................        --        (133)       (133)      (5,237)         --
  Proceeds from issuance of 8% Series A Convertible
    Preferred Stock, net of issuance costs..................        --       4,980       4,980       16,665          --
  Proceeds from issuance of 10% Series B Convertible
    Preferred Stock, net of issuance costs..................    46,663          --          --           --          --
  Proceeds from issuance of warrants........................        --          --          --        3,885          --
  (Payments) proceeds on other long term debt, net..........      (296)       (210)        133         (164)         --
  Proceeds received on stockholders note....................        11          --          --           --          --
  Proceeds from issuance of common stock....................   118,970      63,750      63,751        6,015      11,126
                                                              --------    --------    --------    ---------    --------
      Net cash provided by financing activities.............   165,348      68,387      68,731      177,138      11,126
                                                              --------    --------    --------    ---------    --------
      Net (decrease) increase in cash.......................    81,338     (33,634)    (33,168)      37,157       7,897
Cash and cash equivalents at beginning of period............    11,886      45,054      45,054        7,897          --
                                                              --------    --------    --------    ---------    --------
Cash and cash equivalents at the end of period..............    93,224      11,420    $ 11,886    $  45,054    $  7,897
                                                              --------    --------    --------    ---------    --------
Supplemental schedule of non-cash investing and financing
  activities:
  Stock issued for services rendered........................  $     --    $     --    $     --    $      --    $      2
                                                              ========    ========    ========    =========    ========
  Increase in property and equipment purchases included in
    accounts/notes payable -- property and equipment........  $    247    $  8,455    $ 15,504    $   2,434    $  1,372
                                                              ========    ========    ========    =========    ========
  Stock issued (repurchased) for notes receivable...........  $    (76)   $  1,485    $  1,485    $     688    $     --
                                                              ========    ========    ========    =========    ========
  Warrants issued as consideration in debt offering
    capitalized as deferred financing costs.................  $     --    $     --    $     --    $     409    $     --
                                                              ========    ========    ========    =========    ========
  Increase in accrued preferred stock dividends.............  $  1,926    $     --    $     --    $     136    $     --
                                                              ========    ========    ========    =========    ========
  Other disclosures:
  Cash paid for interest net of amounts capitalized.........  $  7,570    $ 10,996    $ 19,192    $     164    $     --
                                                              ========    ========    ========    =========    ========

          See accompanying notes to consolidated financial statements.

                            MGC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 IS
                                   UNAUDITED)

(1) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements of MGC Communications, Inc. (the "Company"), a Nevada corporation, include the accounts of the Company and its wholly-owned subsidiaries, MGC Lease Corporation and MGC LJ.Net, Inc. All significant inter-company balances have been eliminated.

     The Company was organized on October 16, 1995 as a competitive local exchange carrier to provide low cost alternative communication services to residential and small business users through the utilization of Company owned switches and network architecture leased from incumbent local exchange carriers. During the year ended December 31, 1998, the Company operated in Las Vegas, Atlanta, Chicago, southern Florida, and selected areas of southern California including Los Angeles and San Diego with substantially all of its operating revenues being derived from the Las Vegas, southern California, and Atlanta operations.

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     The financial statements for the nine months ended September 30, 1999 and 1998 and the related amounts in the Notes to Consolidated Financial Statements are unaudited, but in the opinion of management reflect all normal and recurring adjustments necessary for a fair presentation of the results of those periods.

REVENUE RECOGNITION

     The Company recognizes operating revenues from communication services in the period the related services are provided. Due to current disputes and pending arbitration and litigation, the Company has recognized switched access revenues based on management's best estimate of the probable collections from such revenue. For the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996, the Company has recognized in operating revenues switched access revenues of approximately $12,079,000, $5,259,000, $7,378,000, $730,000 and $0, respectively. Included in trade accounts receivable in the accompanying balance sheets as of September 30, 1999 and December 31, 1998 and 1997 are receivables related to switched access of approximately $12,262,000, $3,590,000 and $730,000, respectively.

CASH AND CASH EQUIVALENTS

     The Company considers short-term investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

RESTRICTED INVESTMENTS

     Restricted investments consist of U.S. Treasury Notes which are restricted in that they must be used for the repayment of interest on certain debt and are stated at amortized cost plus accrued interest. Management designated these investments as held-to-maturity securities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying value of the restricted investments approximates the fair value.

                            MGC COMMUNICATIONS, INC.

ADVERTISING COSTS

     The Company expenses advertising costs in the period incurred. For the years ended December 31, 1998, 1997 and 1996, the Company had expensed advertising costs of $810,000, $125,000 and $0, respectively.

INVESTMENTS

     Investments classified as available-for-sale at December 31, 1998 were classified as held-to-maturity as of December 31, 1997. During the fourth quarter of 1998, the Company sold investments, previously classified as held-to-maturity, prior to their maturity date. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the classification of these investments has been appropriately changed in the accompanying consolidated financial statements.

     Available-for-sale securities represent investments principally in commercial paper and government securities. The commercial paper reflected as of December 31, 1998 matures in March of 1999 and the government securities mature periodically through September 30, 2001. The unamortized cost basis of these investments at December 31, 1998 is approximately $72,246,000. The cost basis for which the realized gain was calculated on available-for-sale securities was $72,023,000 using the specific identification method.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. Direct and indirect costs of construction are capitalized, and include $3,175,000 and $188,000 of interest costs related to construction during 1998 and 1997, respectively. Depreciation is computed using the straight-line method over estimated useful lives beginning in the month an asset is put into service.

     Estimated useful lives of property and equipment are as follows:

Buildings................................  40 years
Telecommunications and other switching
  equipment..............................  5-10 years
Computer hardware and software...........  3-5 years
Office furniture & equipment.............  3-5 years
Leasehold improvements...................  the lesser of the estimated useful lives or term of lease

DEFERRED FINANCING COSTS

     Deferred financing costs are amortized to interest expense over the life of the related financing using the effective interest method.

INCOME TAXES

     The Company has applied the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the consequences of temporary differences between amounts reported for financial reporting and income tax purposes. SFAS No. 109 requires recognition of a future tax benefit of net operating loss carryforwards and certain other temporary differences to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied.

                            MGC COMMUNICATIONS, INC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998 and 1997, the carrying value of all financial instruments (accounts receivable, accounts payable and long-term debt) approximates fair value due to the short term nature of the instruments or interest rates, which are comparable with current rates.

LONG-LIVED ASSETS

     Management periodically evaluates the carrying value of its long-lived assets, including property, equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized. Management believes no material impairment in the value of long-lived assets exists at December 31, 1998 or 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 as reflected in the accompanying consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes additional standards for segment reporting in financial statements and is effective for fiscal years beginning after December 15, 1997. The Company currently operates as one segment.

     The American Institute of Certified Public Accountants recently issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activities." SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred and the application of SOP 98-5 will have no material impact on the Company's consolidated financial statements.

CONCENTRATION OF SUPPLIERS

     The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of collocation space and fiber optic transmission facilities owned by the suppliers. The Company is currently vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company's orders for customers and is at risk with regard to regulatory agreements that govern the rates to be charged to the Company.

                            MGC COMMUNICATIONS, INC.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATION

     Certain reclassifications, which have no effect on net income, have been made in the prior period financial statements to conform to the current presentation.

(2) PLAN OF OPERATIONS

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 (the "Notes") and warrants to purchase shares of common stock, as discussed in Note
4. During May and June 1998, the Company sold an aggregate of 4,025,000 shares of common stock at $17.00 per share as discussed in Note 5. The Company expects to continue its expansion into new markets and its development of new services. The Company expects to fund its capital requirements through existing resources, debt or equity financing and internally generated funds.

     Management recognizes the Company must generate additional resources or consider modifications to its expansion plans. To the extent the Company is unable to achieve its funding plan, management has contingency plans which include curtailing capital expenditure activities, reducing infrastructure costs associated with expansion and development plans and achieving profitable operations as soon as practicable. However, no assurance can be given the Company will be successful in raising additional capital, achieving profitable results, or entering into new markets.

     Management also recognizes certain risks are inherent to the industry. Such risks and assumptions include, but are not limited to, the Company's ability to successfully market its existing and proposed services to current and new customers in existing and planned markets, successfully develop commercially viable data and Internet offerings, access markets, install switches and obtain suitable locations for its switches, negotiate suitable interconnect agreements with the ILECs, obtain an acceptable level of cooperation from the ILECs, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as competitive, regulatory, legislative and judicial developments that could materially affect the Company's future results.

                            MGC COMMUNICATIONS, INC.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                                   DECEMBER 31,
                                               SEPTEMBER 30,    -------------------
                                                   1999           1998       1997
                                               -------------    --------    -------
                                                (UNAUDITED)
Buildings and property.......................    $  5,298       $  2,653    $   278
Switching equipment..........................     113,132         57,045     21,621
Leasehold improvements.......................         860            740        956
Computer hardware and software...............       3,629          2,218      1,404
Office equipment and vehicles................       1,532            901        300
                                                 --------       --------    -------
                                                  124,451         63,557     24,559
Less accumulated depreciation and
  amortization...............................     (18,834)        (6,555)    (1,317)
                                                 --------       --------    -------
                                                  105,617         57,002     23,242
Switching equipment under construction.......      45,542         59,378      1,375
                                                 --------       --------    -------
  Net property and equipment.................    $151,159       $116,380    $24,617
                                                 ========       ========    =======

(4) DEBT

     Long-term borrowings at December 31, 1998 and 1997 consist of the following:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1998        1997
                                                            --------    --------
                                                               (IN THOUSANDS)
13% Senior Secured Notes, due October 1, 2004, net of
unamortized discount of $3,307 and $3,882.................  $156,693    $156,118
10% note payable in monthly installments through February
  1999....................................................       225         441
Other.....................................................       377          78
                                                            --------    --------
                                                             157,295     156,637
Less current portion......................................      (332)       (381)
                                                            --------    --------
                                                            $156,963    $156,256
                                                            ========    ========

                            MGC COMMUNICATIONS, INC.

     Maturities of long-term debt for each of the next six years ending December 31, consist of the following:

                                                            (IN THOUSANDS)
1999......................................................     $    332
2000......................................................          174
2001......................................................           96
2002......................................................           --
2003......................................................           --
2004......................................................      156,693
                                                               --------
                                                               $157,295
                                                               ========

     In September 1997, the Company completed an offering of units consisting of in the aggregate $160 million of 13% Senior Secured Notes due in 2004 and warrants to purchase 774,720 shares of common stock (collectively the "1997 Offering").

     The Notes bear interest at the rate of 13% per annum, payable semi-annually in arrears on April 1 and October 1, commencing April 1, 1998. As set forth in the Indenture pursuant to which the Notes were issued the Company is required to hold in a trust account sufficient funds to provide for payment in full of interest on the Notes through October 1, 2000. The accompanying consolidated financial statements reflect approximately $39.4 million as restricted investments as security for the interest payments on the Notes. In addition, the Notes are secured by a security interest in certain telecommunications equipment owned by the Company or which may be acquired in the future. As of December 31, 1998, the Notes were secured by a security interest in telecommunications equipment with a net book value of $85.3 million.

     In conjunction with the 1997 Offering, the Company engaged an investment-banking firm that determined a value for each warrant and share of common stock. Consistent with this determination, the Company has allocated a portion of the 1997 Offering proceeds to the warrants based on a value of $4.68 per share of common stock less the exercise price of $.02 per share specified in the warrant agreement.

     The warrants are currently exercisable and expire on October 1, 2004. The agreement pursuant to which the warrants were issued required an anti-dilution adjustment if the November 1997 preferred stock offering was consummated at a price less than $5.00 per share. As further discussed in Note 5, the Company completed the November 1997 preferred stock offering for $3.50 per share. Accordingly, the warrants issued in connection with the 1997 Offering were increased from 774,200 to 862,923 and have been reflected in the accompanying consolidated financial statements as of December 31, 1998 and 1997. Expenses allocated to the warrants in connection with the 1997 Offering were $141,000.

     In conjunction with the 1997 Offering, certain persons deposited an aggregate of $15.0 million in escrow (the "Common Stock Commitment"), which funds were to have been applied to the purchase of shares of Common Stock in the event the Company failed to sell at least $15.0 million of preferred stock within a certain period of time. Since sufficient preferred stock was issued within the time period, the investors received a return of their funds contributed to escrow. As a commitment fee for the Common Stock Commitment, the Company issued to all such persons contributing to the escrow funds warrants to purchase an aggregate of 90,000 shares of Common Stock at $.02 per share.

                            MGC COMMUNICATIONS, INC.

     The Company has recorded the commitment fee as non-cash consideration in connection with the 1997 Offering. The value of the warrants issued as a commitment fee was determined based on a value of the Company's common stock at $4.68 per share less the exercise price of $.02 per share specified in the warrant agreement. All such warrants were exercised in January and February 1998.

     The Notes may be redeemed at the option of the Company, in whole or in part, on or after October 1, 2001, at a premium declining to par in 2003, plus accrued and unpaid interest and liquidated damages, if any, through the redemption date as follows:

        YEAR                                                   PERCENTAGE
        ----                                                   ----------
        2001.................................................    106.50
        2002.................................................    103.25
        2003 and thereafter..................................    100.00

     In the event of a sale by the Company prior to October 1, 2000 of its capital stock in one or more equity offerings, up to a maximum of 35% of the aggregate principal amount of the Notes originally issued may, at the option of the Company, be redeemed from the net cash proceeds at a redemption price equal to 113% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, provided at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of such redemption. As of the date of these consolidated financial statements, management has no intention of redeeming the Notes prior to their stated redemption date.

     The Indenture contains certain covenants that among other things, limit the ability of the Company and its restricted subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and lease back transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its restricted subsidiaries, conduct certain lines of business, issue or sell equity interests of the Company's restricted subsidiaries or enter into certain mergers and consolidations. As of December 31, 1998, management believes it is in compliance with all debt covenants.

     In conjunction with the 1997 Offering, the authorized capital stock of the Company was increased to 60,000,000 shares of common stock, $.001 par value per share, and 50,000,000 shares of preferred stock, $.001 par value per share.

     In January 1998, the Company filed a registration statement offering to exchange the Notes for 13% Series B Senior Secured Notes due 2004 under the Securities Act of 1933, as amended. Terms of the 13% Series B Senior Secured Notes due 2004 are substantially the same as the Notes. The exchange was consummated in March 1998.

     Associated with the issuance of the Notes, expenses of $68,000 were paid to a related party for charter services in 1997.

(5) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

COMMON STOCK

     On December 6, 1996, the Board of Directors approved a four-hundred-for-one stock split, effected in the form of a stock dividend distributed on December 31, 1996 to shareholders of record as of June 8, 1996. All share and per share data presented in the consolidated financial statements and notes thereto have been retroactively restated to give effect to this stock split.

                            MGC COMMUNICATIONS, INC.

     During 1995, in exchange for expending cash to incorporate the Company, a shareholder received 240,000 shares of $.001 par value common stock valued at $.0042 per share. The Company capitalized the value of the issued shares as organization costs included in other assets in the accompanying consolidated financial statements, which costs are being amortized over 60 months using the straight-line method.

     In April 1996, the Company issued 480,000 shares of $.001 par value common stock valued at $.0042 per share in exchange for services rendered by a stockholder.

     During 1996, NevTEL LLC ("LLC") was formed for the purpose of funding the development stage of MGC Communications, Inc. In June 1996, the Company and LLC entered into an agreement whereby LLC would acquire 3,696,000 shares of $.001 par value common stock of the Company for $.83 per share. The agreement called for LLC to advance funds for operating expenses incurred by the Company (to be applied against the purchase price of the stock) until the Company produced operating revenues, at which time the remaining purchase price would be remitted to the Company, the Company's common stock would be issued to LLC owners and LLC would terminate. The agreement stipulated that the funds advanced for operating expenses were to be paid back to LLC if the Company did not generate operating revenue by December 31, 1996. The Company began revenue generating activities in December 1996. The shares were issued to LLC owners on December 31, 1996, at which time LLC terminated and the remaining purchase price was owed to the Company. Such amount was transferred to the Company in February 1997 and is classified as amounts receivable for shares issued at December 31, 1996.

     In December 1996, the Company offered 4,068,600 shares of $.001 par value common stock at $3.33 per share through a private placement. In connection with this offering, the Company issued 1,308,600 shares and 2,760,000 shares of $.001 par value common stock and received proceeds of $4,362,000 and $9,200,000 during the years ended December 31, 1997 and 1996, respectively.

     In June 1997, the Company approved agreements with two key members of management granting them rights to purchase a total of 150,000 shares at $3.33 per share and 165,000 shares at $4.17 per share. In both cases, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance the purchase price of the shares purchased at $4.17 per share over a period of three years. During September 1997, the members of management exercised their rights and the respective aforementioned shares were issued. The Company received $500,000 for the 150,000 shares issued at $3.33 per share. The $688,000 owed to the Company for the 165,000 shares issued at $4.17 per share has been classified in the accompanying consolidated statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

     During 1998, the Company issued 100,680 shares of $.001 par value common stock at prices ranging from $5.83 to $8.33 per share, for total proceeds to the Company of $774,000.

     During 1998, the Company approved agreements with 11 key members of management to purchase a total of 189,000 shares of common stock. The purchase price of these shares ranged from $5.83 to $8.33 per share. In each case, the Company retains the right to repurchase these shares at their cost in the event of termination of employment for any reason and has agreed to finance a portion of the purchase price of the shares over a period of three years. The $1,485,000 owed to the Company is classified in the accompanying statements of redeemable preferred stock and stockholders' equity as notes receivable from stockholders for issuance of common stock.

                            MGC COMMUNICATIONS, INC.

     During May and June 1998, the Company sold 4,025,000 shares of common stock at $17.00 per share pursuant to a registration statement on Form S-1, which was declared effective by the Securities and Exchange Commission on May 11, 1998. In connection with the initial public offering of the Company's common stock, the Company effected a six for ten reverse stock split, which has been reflected in the accompanying consolidated financial statements. In addition to the reverse stock split, the Company's 6,571,427 outstanding shares of 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") as discussed below, were converted to 3,942,839 shares of the Company's common stock upon completion of the initial public offering. The conversion of the Series A Preferred Stock has been reflected in the accompanying consolidated financial statements.

REDEEMABLE PREFERRED STOCK

     The Company has authorized the issuance of up to 50,000,000 shares of preferred stock. In November 1997, the Company designated 6,571,450 shares as 8% Series A Convertible Preferred Stock.

     In November 1997, the Company completed a private placement offering in which 5,148,570 shares of the Series A Preferred Stock were issued at $3.50 per share, for total proceeds to the Company of approximately $16.7 million, net of expenses.

     In January 1998, the Company completed an additional private placement offering in which 1,422,857 shares of Series A Preferred Stock were issued at $3.50 per share for total proceeds to the Company of approximately $5.0 million, net of expenses. The terms of the offering were substantially identical to those of the previous preferred stock offering.

     Each share of Series A Preferred Stock was automatically converted into common stock on a six for ten basis upon the consummation of the Company's IPO. In accordance with the terms of the Series A Preferred Stock, the accrued dividends were reversed at the time of conversion.

(6) STOCK OPTION PLAN

     In June 1996, the Company adopted a stock option plan which allows the Board of Directors to grant incentives to employees in the form of incentive stock options and non-qualified stock options. As of December 31, 1997, the Company had reserved 1,440,000 shares of common stock to be issued under the plan. In March 1998, the Board of Directors approved an additional 1,200,000 shares of common stock to be issued under the plan.

     In July 1998, the Company filed a registration statement on Form S-8 to register the shares of the Company's common stock reserved for issuance under the MGC Communications, Inc. Stock Option Plan.

     Under the plan, substantially all options have been granted to employees at a price equal to the then-current market price, as estimated by management, and vest primarily over a 5-year period. All options expire within ten years of the date of grant.

                            MGC COMMUNICATIONS, INC.

     Stock option transactions during 1998, 1997 and 1996 are as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                             NUMBER      EXERCISE
                                                            OF SHARES     PRICE
                                                            ---------    --------
Outstanding at December 31, 1995..........................         --        --
Granted...................................................    811,860     $1.35
Canceled..................................................    (30,000)    $1.67
                                                            ---------
Outstanding at December 31, 1996..........................    781,860     $1.35
Granted...................................................    274,560     $5.78
Canceled..................................................     (3,300)    $5.08
                                                            ---------
Outstanding at December 31, 1997..........................  1,053,120     $2.50
Granted...................................................    865,700     $8.48
Exercised.................................................     (7,380)    $1.77
Canceled..................................................    (85,240)    $5.84
                                                            ---------
Outstanding at December 31, 1998..........................  1,826,200     $5.18
                                                            =========
Exercisable at December 31, 1996..........................     11,760     $3.33
                                                            =========
Exercisable at December 31, 1997..........................    165,720     $1.47
                                                            =========
Exercisable at December 31, 1998..........................    378,660     $2.07
                                                            =========

     For options granted during the year ended December 31, 1998, the weighted average fair value of options on the date of grant, estimated using the Black-Scholes option pricing model, was $6.70 using the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate of 5.06% and an expected volatility of 80.5%.

     The weighted average fair value of the options issued during the years ended December 31, 1997 and 1996, substantially all of which were granted at a price equal to the then current market price as estimated by management, was estimated to be $4.03 and $.92, respectively, using an option pricing model with the following assumptions: dividend yield of 0%; expected option life of 6.5 years; and risk free interest rate at December 31, 1997 and 1996 of 5.06% and 6.12%, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                 WEIGHTED
                    NUMBER        AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                  OUTSTANDING    REMAINING    AVERAGE    EXERCISABLE   AVERAGE
    RANGE OF      AT DEC. 31,   CONTRACTUAL   EXERCISE   AT DEC. 31,   EXERCISE
 EXERCISE PRICE      1998          LIFE        PRICE        1998        PRICE
----------------  -----------   -----------   --------   -----------   --------
  $0.83 to $3.50     745,980    7.38 years     $ 1.33      320,400      $1.37
  $5.00 to $6.50     488,920    8.97 years     $ 5.99       56,760      $5.84
 $7.50 to $10.00     496,800    9.58 years     $ 8.45        1,500      $8.33
$12.50 to $17.00      94,500    9.44 years     $14.10           --      $  --
                   ---------                               -------
 $0.83 to $17.00   1,826,200    8.51 years     $ 5.18      378,660      $2.07
                   =========                               =======

     The Company applied Accounting Principles Board Opinion No. 25 in accounting for its plan. No compensation expense was recognized for the years ended December 31, 1998, 1997 and 1996.

                            MGC COMMUNICATIONS, INC.

Had the Company determined compensation expense using the fair value based method defined in SFAS No. 123, the Company's loss for the years then ended would have increased by $565,000, $7,000 and $10,000, respectively.

(7) LOSS PER SHARE

     SFAS No. 128, "Earnings Per Share," requires the Company to calculate its earnings per share based on basic and diluted earnings per share, as defined. Basic and diluted loss per share for the years ended December 31, 1998, 1997 and 1996 were computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding.

     The Company's warrants, preferred stock and stock options granted and issued during 1998, 1997 and 1996, and outstanding as of December 31, 1998 and 1997, are antidilutive and have been excluded from the diluted loss per share calculation for the years ended December 31, 1998, 1997 and 1996. Had the Company shown the effects of dilution, the warrants, preferred stock and options would have added an additional 1.8 million, 1.6 million and 0.5 million shares to the weighted average shares outstanding for the years ended December 31, 1998, 1997 and 1996, respectively.

(8) INCOME TAXES

     The net deferred tax asset as of December 31, 1998 and 1997 is as follows (in thousands):

                                                               1998       1997
                                                             --------    -------
Deferred Tax Asset
Net operating loss carry-forward...........................  $ 17,804    $ 4,529
  Start-up expenditures....................................       164        220
  Other....................................................       534        141
                                                             --------    -------
                                                               18,502      4,890
  Less: valuation allowance................................   (15,517)    (4,309)
                                                             --------    -------
  Net deferred tax asset...................................     2,985        581
                                                             --------    -------
Deferred Tax Liability
  Excess of tax depreciation over book.....................     2,769        481
  Other....................................................       216        100
                                                             --------    -------
  Net deferred tax liability...............................     2,985        581
                                                             --------    -------
Net........................................................  $     --    $    --
                                                             ========    =======

     SFAS No. 109 requires recognition of the future tax benefit of these assets to the extent realization of such benefits is more likely than not; otherwise, a valuation allowance is applied. At December 31, 1998 and 1997, the Company determined that $15,517,000 and $4,309,000, respectively, of tax benefits did not meet the realization criteria because of the Company's historical operating results. Accordingly, a valuation allowance was applied to reserve against the applicable deferred tax asset.

     At December 31, 1998 and 1997, the Company had net operating loss carry-forwards available for income tax purposes of approximately $50,869,000 and $12,940,000, respectively, which expire principally from 2011 to 2018.

                            MGC COMMUNICATIONS, INC.

(9) COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company has entered into various leasing agreements for its switching facilities, offices, and office equipment. The facility which houses the Company's headquarters in Las Vegas is owned by an entity principally owned by two of the Company's principal stockholders and directors. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated lessor.

     Future minimum lease obligations in effect as of December 31, 1998 are as follows (in thousands):

Payments during the year ending December 31:
  1999......................................................  $1,389
  2000......................................................   1,272
  2001......................................................   1,166
  2002......................................................     977
  2003......................................................     159
  Thereafter................................................     342
                                                              ------
                                                              $5,305
                                                              ======

     Rent expense was $850,000, $207,000 and $33,000 for the years ended December 31, 1998, 1997 and 1996, respectively, of which $614,000 was paid to a related party during 1998.

PURCHASE COMMITMENTS

     In the ordinary course of business, the Company enters into purchase agreements with its vendors of telecommunications equipment. As of September 30, 1999 and December 31, 1998, the Company had a total for all vendors of approximately $53.4 million and $15.4 million, respectively, of remaining purchase commitments for purchases of switching equipment.

LITIGATION

     The Company is party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

INTERCONNECTION AGREEMENTS

     The Company has interconnection agreements with five incumbent local exchange carriers. These agreements expire on various dates through July 2000.

     The Company is dependent on the cooperation of the incumbent local exchange carriers to provide access service for the origination and termination of its local and long distance traffic. Historically, these access charges can make up a significant percentage of the overall cost of providing these services. To the extent the access services of the local exchange carriers are used, the Company and its customers are subject to the quality of service, equipment failures and service interruptions of the local exchange carriers.

                            MGC COMMUNICATIONS, INC.

(10) RISKS AND UNCERTAINTIES

     Certain rates in the interconnection agreements have been established by the Federal Communications Commission (FCC) and are subject to adjustment upon final negotiations. The Company has recorded costs of operating revenues related to the Sprint (Nevada) interconnection agreement at amounts which are management's best estimates of the probable outcome of the final negotiated rates, which are less than the FCC established rates. The difference, which totals approximately $3.4 million, $1.7 million and $1.1 million at September 30, 1999, December 31, 1998 and 1997, respectively, has not been recorded in the accompanying consolidated financial statements. Management believes that the resolution of this matter will not have an adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(11) RELATED PARTY TRANSACTION

     In May 1997, the Company entered into an agreement with a company, the owner of which is a former officer and current stockholder of the Company, for the purchase of certain computer software pursuant to which the Company paid the contract price of $600,000 in six equal monthly installments beginning July 1, 1997. In addition, the Company has paid $656,000 and $40,000 during 1998 and 1997, respectively, under such agreement to support and maintain the Company's proprietary operations support system. Management believes the terms and conditions of this agreement are equal to the terms which would be available from an unaffiliated party.

(12) SUBSEQUENT EVENTS (UNAUDITED)

PREFERRED STOCK OFFERINGS

     On April 5, 1999, the Company entered into a Securities Purchase Agreement with Providence Equity Partners III L.P. ("Providence"), JK&B Capital III L.P. ("JK&B III") and Wind Point Partners III L.P. ("Wind Point") under which Providence, JK&B III and Wind Point and their affiliates (the "Purchasers") agreed to purchase 5,277,779 shares of newly issued Series B Convertible Preferred Stock ("Series B Preferred Stock") at $9.00 per share(the "Transaction") for a total consideration of $47.5 million. Net proceeds to the Company were approximately $46.5 million.

     Dividends accrue on the Series B Preferred Stock at the rate of 10% per annum, are cumulative and are payable in preference to any dividends that may be paid with respect to the Company's Common Stock. Beginning 201 days after the closing, the Company may elect to terminate the accrual of dividends if the Company's stock price exceeds $27.00 per share (subject to certain adjustments) for 20 consecutive trading days (the "Market Threshold") within three years after the closing. The Transaction was consummated on May 4, 1999. The Series B Preferred Stock will vote along with the Common Stock on an as-converted basis.

     The holders of the Series B Preferred Stock have the right to nominate one or more directors depending on the size of the Company's Board of Directors and the percentage of the Company's stock represented by the outstanding Series B Preferred Stock. The holders of the Series B Preferred Stock also have the right to have their Board representative serve on each committee of the Company's Board and on the Board of each of the Company's subsidiaries.

     The Series B Preferred Stock is convertible into Common Stock at any time at the option of the holder. Initially, each share of Series B Preferred Stock is convertible into one share of Common

                            MGC COMMUNICATIONS, INC.

Stock. The conversion price is subject to adjustment as a result of stock splits, stock dividends and certain other issuances of additional stock.

     After the earlier of May 24, 2000 or the date on which the holders of Series B Preferred Stock exercise their demand registration rights, the Company has the right to require the conversion of the Series B Preferred Stock if the Company's stock price exceeds the Market Threshold referenced above. If the Company requires conversion within three years after closing, no accrued dividends will be paid.

     In October 1999, the Company entered into an agreement with Providence and JK&B III (the "Purchasers") under which the Purchasers are to purchase 1,250,000 shares of newly issued Series C Convertible Preferred Stock at $28.00 per share for a total consideration of $35.0 million. The terms of the new class of Series C Preferred Stock will be similar to those of the Series B Preferred Stock except for pricing and related features.

COMMON STOCK OFFERING

     In July 1999, the Company issued 5,000,000 shares of common stock and received net proceeds, after expenses, of approximately $118.1 million. In this offering, existing shareholders sold an additional 587,695 shares of common stock for which the Company did not receive any proceeds.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  SHARES

                            MGC COMMUNICATIONS, INC.

                                  COMMON STOCK

                                   [MGC LOGO]

                                  ------------

                                   PROSPECTUS

                                        , 1999

                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                                  ING BARINGS

                            WARBURG DILLON READ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED             , 1999

PRELIMINARY PROSPECTUS


[MGC LOGO]                         3,000,000 SHARES
                               MGC COMMUNICATIONS, INC.
                        % SERIES D CONVERTIBLE PREFERRED STOCK

                               ------------------

     We are selling 3,000,000 shares of our      % Series D Convertible
Preferred Stock, liquidation preference $50 per share, which is convertible at
the option of the holder into      shares of our common stock at a conversion
price of $     per share of Series D Convertible Preferred Stock, equivalent to
a conversion rate of      shares of common stock for each share of Series D
Convertible Preferred Stock, subject to adjustments in certain circumstances. Our common stock is quoted on the Nasdaq National Market under the symbol
"MGCX." The last reported price of the common stock, on           , 1999, was
$     per share. Other terms described in this prospectus include:

     - The quarterly dividend will be $     per share, payable at our option in
       cash or shares of our common stock, beginning           , 2000.

     - On           , 2011, we will be required to redeem the Series D
       Convertible Preferred Stock at a redemption price equal to the liquidation preference plus unpaid dividends.

     - On or after           , 2001 but prior to           , 2002, if the price
       of our common stock equals or exceeds 150% of the conversion price for a specific period, we may redeem, for cash, shares of our common stock or both, the Series D Convertible Preferred Stock at a redemption price of
            % of the liquidation preference, plus (1) unpaid dividends and (2) a make whole payment for future dividends.

     - On or after             , 2002, we may cause the conversion rights on the
       Series D Convertible Preferred Stock to expire if the trading price of our common stock equals or exceeds 140% of the conversion price for a specific period.

     - We will seek to have this Series D Convertible Preferred Stock listed on the Nasdaq National Market.

     Concurrently with this Series D Convertible Preferred Stock offering, and
by a separate prospectus, we are offering        shares of our common stock. The
completion of the Series D Convertible Preferred Stock offering and the common stock offering are not dependent on one another.
                               ------------------

      INVESTING IN THE SERIES D CONVERTIBLE PREFERRED STOCK INVOLVES CERTAIN
RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE    .

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                               PER SHARE         TOTAL
                                                              ------------    ------------
Public Offering Price                                         $               $
Underwriting Discount                                         $               $
Proceeds to the Company (before expenses)                     $               $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
  , 1999.
                               ------------------
                              Joint Lead Managers
SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.
                               ------------------
GOLDMAN, SACHS & CO.

                                          ING
BARINGS
                                                         WARBURG DILLON READ LLC
                    , 1999
                                    Page S-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................
How We Intend to Use the Proceeds of this Offering..........
Dividend Policy.............................................
Capitalization..............................................
Dilution....................................................
Selected Consolidated Financial and Operating Data..........
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................
Business....................................................
Management..................................................
Principal Stockholders......................................
Description of Securities...................................
Description of the Series D Convertible Preferred Stock.....
Federal Tax Considerations..................................
Underwriting................................................
Legal Matters...............................................
Experts.....................................................
Where You Can Find More Information.........................
Index to Financial Statements...............................  F-1

                                    Page S-2

                                  THE OFFERING

Series D Convertible Preferred
Stock offered by us...........   3,000,000 shares

Over-allotment option.........   We have granted the underwriters an option to
                                 purchase up to 450,000 additional shares of Series D Convertible Preferred Stock to cover over-allotments.

Dividends.....................   Holders of Series D Convertible Preferred Stock
                                 will be entitled to receive cumulative
                                 dividends at an annual rate of      % of the
                                 liquidation preference payable quarterly on
                                 each                ,                ,
                                                , and                ,
                                 commencing on                , 2000. Dividends
                                 will accrue from the date of the original issuance of the Series D Convertible Preferred
                                 Stock. Any dividend on the Series D Convertible
                                 Preferred Stock shall be, at our option, payable in cash or through the issuance of a number of shares of our common stock equal to the dividend amount divided by the Discounted
                                 Current Market Value.

                                 For the foreseeable future, we intend to pay these dividends solely in shares of common stock. If, in the future, we were to consider paying cash dividends on the Series D Convertible Preferred Stock we would have to comply with the restrictions contained in our debt indenture and the terms of our outstanding preferred stock. See "Risk Factors -- We do not intend to pay cash dividends" and "Description of the Series D Convertible Preferred
                                 Stock -- Dividends."

Conversion into common
stock.........................   Series D Convertible Preferred Stock is
                                 convertible at the option of its holder, unless
                                 previously redeemed, at any time after the
                                 issue date, into shares of our common stock at
                                 a conversion rate of        shares of common
                                 stock for each share of Series D Convertible
                                 Preferred Stock (representing a conversion
                                 price of $     per share of common stock),
                                 subject to adjustment in certain events. On or
                                 after                , 2002, we may cause the
                                 conversion rights on the Series D Convertible
                                 Preferred Stock to expire if the trading price of our common stock equals or exceeds 140% of the conversion price for a specific trading period. See "Description of the Series D
                                 Convertible Preferred Stock -- Expiration of
                                 Conversion Rights."

Liquidation preference........   $50 per share. See "Description of the Series D
                                 Convertible Preferred Stock -- Liquidation
                                 Preference."

Redemption....................   We are required to redeem the Series D
                                 Convertible Preferred Stock on                ,
                                 2011, at a redemption price equal to the
                                 liquidation preference plus accumulated and
                                 unpaid dividends, if any, whether or not
                                 declared to the date of redemption. We may
                                 redeem, for cash, shares of our common stock or
                                 both, the Series D Convertible Preferred Stock
                                 at a redemption price of      % of the
                                 liquidation
                                    Page S-6A
                                 preference, plus accumulated and unpaid
                                 dividends to the redemption date, on or after
                                           , 2001 but prior to           , 2002,
                                 if the closing price of our common stock equals
                                 or exceeds 150% of the conversion price,
                                 currently equal to $     per share, for a
                                 specified trading period, which we refer to as the provisional redemption. In addition to the payments in the previous sentence, holders will receive a payment equal to the present value of the dividends that would thereafter have been payable on the Series D Convertible Preferred
                                 Stock from the redemption date to
                                                , 2002. See "Description of the
                                 Series D Convertible Preferred
                                 Stock -- Redemption."

Voting rights.................   Except as required by law, the holders of the
                                 Series D Convertible Preferred Stock will not
                                 be entitled to any voting rights unless
                                 payments of dividends on the Series D
                                 Convertible Preferred Stock are in arrears and
                                 unpaid for an aggregate of six or more
                                 quarterly dividend payments or the Series D
                                 Convertible Preferred Stock is not redeemed as
                                 required on              , 2011. In such an
                                 event, the holders of the Series D Convertible
                                 Preferred Stock (together with holders of other series of preferred stock having similar rights) will be entitled to elect the lesser of two directors to our Board of Directors or that number of directors constituting at least 25% of our Board of Directors, until such time as all dividend arrearages have been paid or the Series D Convertible Preferred Stock is redeemed. See "Description of the Series D
                                 Convertible Preferred Stock -- Voting Rights."

Change of control.............   Following a Non-Stock Change of Control, we
                                 must offer to repurchase the Series D
                                 Convertible Preferred Stock at 100% of the liquidation preference plus accumulated and unpaid dividends to the date of repurchase.
                                 Upon the occurrence of a Common Stock Change of Control, we will adjust the Conversion Price.
                                 The terms "Non-Stock Change of Control,"
                                 "Common Stock Change of Control" and
                                 "Conversion Price" are defined in "Description of the Series D Convertible Preferred
                                 Stock -- Change of Control" and "-- Conversion
                                 Rights."

Ranking.......................   The Series D Convertible Preferred Stock will
                                 be, with respect to dividends and upon
                                 liquidation, dissolution or winding-up:

                                 - junior to all our existing and future debt
                                   obligations

                                 - junior to each class of capital stock or
                                   series of preferred stock, the terms of which expressly provide that it ranks senior to the Series D Convertible Preferred Stock

                                 - on a parity with the Series B Preferred Stock
                                   and Series C Preferred Stock and each other class of capital stock or
                                    Page S-6B
                                   series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series D Convertible Preferred Stock

                                 - senior to all classes of our common stock and
                                   each other class of capital stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series D Convertible Preferred Stock

                                 See "Description of the Series D Convertible
                                 Preferred Stock--Ranking."

Proposed Nasdaq National
Market symbol.................   MGCXD

Use of proceeds...............   Capital expenditures related to the purchase
                                 and installation of DSL and other
                                 communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanding sales, marketing and product development efforts.

Concurrent offering...........   Concurrently with this offering, and by
                                 separate prospectus, we are offering to sell
                                              shares of common stock. The
                                 completion of this offering and the concurrent offering are not dependent on one another.
                                    Page S-6C

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                   NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                   ----------------------------   --------------------
                                                    1996      1997       1998       1998        1999
                                                    ----      ----       ----       ----        ----
                                                            (AUDITED)                 (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues...............................  $     1   $ 3,791   $ 18,249   $ 11,772    $ 34,922
Cost of operating revenues.......................      305     3,928     17,129     10,575      31,449
Selling, general and administrative expenses.....      841     6,440     17,877     11,250      27,469
Loss from operations.............................   (1,554)   (7,851)   (21,995)   (13,202)    (36,402)
Net loss.........................................   (1,491)  (10,836)   (32,065)   (22,293)    (44,744)
Basic and diluted loss per share of common
  stock..........................................  $ (2.11)  $ (1.30)  $  (2.26)  $  (1.69)   $  (2.50)
OTHER FINANCIAL DATA:
EBITDA(1)........................................  $(1,145)  $(6,577)  $(16,757)  $(10,053)   $(23,996)
Insufficiency of earnings to cover combined fixed
  charges and preferred stock dividends(2).......  $ 1,491   $11,024   $ 35,104   $ 22,593    $ 43,818
Capital expenditures.............................    3,659    22,641     97,101     67,136      47,135
OPERATING DATA (END OF PERIOD):
Total access lines in service....................       50    15,590     47,744     35,246     117,210
Central office collocation sites.................        9        25        207         85         288
Switches in service..............................        1         3          7          4           7
Number of sales personnel........................
  Field sales....................................        7        23         50         39          95
  Inside sales...................................       --        --         31         53          33
                                                   -------   -------   --------   --------    --------
         Total sales personnel...................        7        23         81         92         128

                                                                      AS OF SEPTEMBER 30, 1999
                                                         --------------------------------------------------
                                                          ACTUAL    AS ADJUSTED(3)   AS FURTHER ADJUSTED(4)
                                                         --------   --------------   ----------------------
                                                                       (DOLLARS IN THOUSANDS)
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments
  available-for-sale (excluding restricted
  investments).........................................  $178,961     $
Restricted investments.................................    30,375         30,375               30,375
Property and equipment, net............................   151,159        151,159              151,159
Total assets...........................................   381,814
Long-term debt.........................................   157,677        157,677              157,677
Series B Convertible Preferred Stock...................    46,663         46,663               46,663
Series C Convertible Preferred Stock...................        --             --
Series D Convertible Preferred Stock...................        --             --
Stockholders' equity...................................   134,394

---------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: (i) earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and (ii) fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.

(3) Gives effect to this offering.

(4) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.
                                    Page S-7

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     Substantially all of our common stock is currently eligible for sale in the open market. The shares of common stock which may be issued in the concurrent offering or upon conversion of or as dividends on the Series D Convertible Preferred Stock which may be issued in this offering will also be freely tradeable. In addition, shares of our common stock issued upon exercise of stock options are freely tradeable under a currently effective registration statement. Sales and potential sales of substantial amounts of our common stock in the open market could cause the market price for our common stock and preferred stock to fall. See "Description of Securities -- Shares Eligible for Future Sale."

     The holders of some of our outstanding shares of common stock and convertible securities have demand registration rights which if exercised could result in a registration statement covering shares of common stock being filed by us. These holders also have the right to have shares of common stock included in any registration statement filed by us in the future. See "Description of Securities -- Registration Rights of Security Holders."

OUR FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000" in this prospectus.

MANAGEMENT OWNS A SIGNIFICANT PERCENTAGE OF OUR COMPANY AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR ACTIONS

     We are controlled by our officers and directors, who in the aggregate directly or indirectly control 44.7% of our outstanding common stock (assuming conversion of all Series B Convertible Preferred Stock and Series C Convertible Preferred Stock) and voting power. Accordingly, these stockholders collectively will likely be able to continue to control our management policy, decide all fundamental corporate actions, including mergers, substantial acquisitions and dispositions and elect our Board of Directors.

MANAGEMENT HAS BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     Our management will have broad discretion over the use of the proceeds raised in this offering, and you must rely on the judgment of management in the application of the proceeds. Please see "How We Intend to Use the Proceeds of this Offering" for more information related to our financing plan.

                                    Page S-18

WE MUST OBTAIN REGULATORY APPROVAL BEFORE THIS OFFERING MAY BE COMPLETED

     Prior to issuing any equity, we must obtain the approval of the State of Georgia. Because of time constraints, we will not have obtained approval from the State of Georgia before closing this offering. After consultation with counsel, we believe the approval will be granted and that seeking approval after this offering should not result in any material adverse consequences to us, although we cannot assure you of a favorable result.

PAYMENT OF DIVIDENDS IN SHARES OF COMMON STOCK MAY NOT RESULT IN STATED DIVIDEND YIELD

     In the event dividends are paid in shares of common stock, the number of shares of common stock to be issued on each dividend payment date will be determined by dividing the total dividend to be paid on each share of Series D Convertible Preferred Stock by the Discounted Current Market Value, as defined under "Description of the Series D Convertible Preferred Stock -- Dividends." If the market price of common stock applicable in determining the Discounted Current Market Value is higher than the market price for the common stock on the dividend payment date and you sell your common stock at such lower price, your actual dividend yield could be lower than the stated dividend yield on the Series D Convertible Preferred Stock. In addition, you are likely to incur commissions and other transaction costs in connection with the sale of such common stock.

THE SERIES D CONVERTIBLE PREFERRED STOCK IS SUBORDINATED TO ALL OUR LIABILITIES AND RANKS EQUALLY WITH OUR PREFERRED STOCK

     In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Series D Convertible Preferred Stock only after all indebtedness and other liabilities, including our existing Senior Secured Notes, have been paid. In addition, any remaining assets will be shared ratably among the holders of our Series D Convertible Preferred Stock, Series B Convertible Preferred Stock and, when issued, our Series C Convertible Preferred Stock and any other parity security. There may not be sufficient assets remaining to pay amounts due on any or all of the Series D Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and any other parity security then outstanding. As of September 30, 1999, the Series D Convertible Preferred Stock would have been junior in right of payment to our $157.7 million of long-term debt and would have ranked equally in right of payment with $84.4 million of liquidation preference of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (assuming the Series C Convertible Preferred Stock had been issued on that date).

PURCHASERS OF OUR SERIES D CONVERTIBLE PREFERRED STOCK WHO CONVERT THEIR SHARES TO COMMON STOCK WILL INCUR IMMEDIATE DILUTION

     Persons purchasing Series D Convertible Preferred Stock who convert their shares into common stock will incur immediate net tangible book value dilution
of $       per share, assuming that they converted all of their shares of Series
D Convertible Preferred Stock on September 30, 1999, along with the assumed conversion of the Series C Convertible Preferred Stock and assumed issuance of
       shares of common stock with estimated net proceeds of $        . In that
event, our existing stockholders will receive an immediate increase in net
tangible book value of $        per share.

OUR SERIES D CONVERTIBLE PREFERRED STOCK IS A NEW ISSUE OF SECURITIES AND HAS NEVER BEEN PUBLICLY TRADED

     Prior to this offering, there has been no trading market for the Series D Convertible Preferred Stock. We will seek to have the Series D Convertible Preferred Stock listed for quotation on the Nasdaq National Market; however, no assurance can be given as to the liquidity of, or trading market for, the Series D Convertible Preferred Stock. If an active market for the Series D Convertible

                                   Page S-19A

Preferred Stock fails to develop or be sustained, the trading price of such Series D Convertible Preferred Stock could be materially adversely affected.

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus contains "forward-looking statements," which you can generally identify by our use of forward-looking words such as "believe," "expect," "intend," "may," "will," "should," "could," "anticipate" or "plan" or the negative or other variations of these terms or comparable terminology, or by discussion of strategies that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of profitability or cash flow from operations, and statements regarding the development of our business, the market for our services and products, our anticipated capital expenditures, operations support systems, changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

     We caution you these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to those described above.

                                   Page S-19B

               HOW WE INTEND TO USE THE PROCEEDS OF THIS OFFERING

     The net proceeds we receive from the sale of the Series D Convertible Preferred Stock we are offering are estimated to be approximately $145.0 million, after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive $166.8 million if the over-allotment granted to the underwriters with respect to the Series D Convertible Preferred Stock is exercised in full.

     The net proceeds we receive from the sale of the        shares of common
stock being offered concurrently with this offering are estimated to be
approximately $166.6 million, based on an assumed offering price of $       per
share, after deducting estimated underwriting discounts and other offering expenses payable by us. We will receive approximately $191.7 million based on an
assumed offering price of $       per share, if the over-allotment option
granted to the underwriters with respect to the common stock is exercised in full.

     Neither this offering nor the concurrent offering of common stock are conditioned on the other and one offering may be completed without the other.

     We intend to use the net proceeds from both offerings for capital expenditures related to the purchase and installation of DSL and other communications equipment, market expansion and for general corporate purposes, including working capital to fund our expanded sales, marketing and product development efforts. In addition, we may use a portion of the net proceeds for acquisitions, although we are not involved in any acquisition negotiations at this time. See "Risk Factors -- We will face additional risks if we acquire other businesses" and "-- Management has broad discretion to use the proceeds from this offering."

     Pending use of the net proceeds as described above, we intend to invest them in short-term, investment grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors our Board of Directors considers relevant. In addition, the terms of our outstanding indebtedness and preferred stock restrict our ability to pay cash dividends on our common stock and preferred stock.

                                    Page S-20

                                 CAPITALIZATION

     The following table shows our capitalization as of September 30, 1999, (A) on an actual basis, (B) as adjusted to reflect the sale of the 3,000,000 shares of Series D Convertible Preferred Stock we are offering, and (C) as further adjusted to reflect the sale of 1,250,000 shares of Series C Convertible Preferred Stock which is expected to close by December 1999, the sale of the 3,000,000 shares of Series D Convertible Preferred Stock we are offering by
means of this prospectus and the sale of        shares of common stock in the
concurrent offering.

     You should read this table with our financial statements and the related notes appearing elsewhere in this prospectus.

                                                               SEPTEMBER 30, 1999
                                               --------------------------------------------------
                                                ACTUAL    AS ADJUSTED(1)   AS FURTHER ADJUSTED(2)
                                               --------   --------------   ----------------------
                                                             (DOLLARS IN THOUSANDS)
                                                                  (UNAUDITED)
Cash and cash equivalents and investments
  available-for-sale (excluding restricted
  investments)...............................  $178,961
Restricted investments.......................    30,375        30,375               30,375
                                               --------     ---------            ---------
  Total cash and cash equivalents,
     investments available-for-sale and
     restricted investments..................   209,336
13% Senior Secured Notes due 2004............   157,125       157,125              157,125
Other long-term debt.........................       552           552                  552
Series B Convertible Preferred Stock.........    46,663        46,663               46,663
Series C Convertible Preferred Stock.........        --            --
Series D Convertible Preferred Stock.........        --            --
Stockholders' equity:
  Common stock, $0.001 par value, 60,000,000
     shares authorized, 22,810,060 issued and
     22,800,920 outstanding..................        23
  Additional paid-in-capital.................   227,955
  Accumulated deficit........................   (91,062)      (91,062)             (91,062)
  Less: treasury stock.......................       (76)          (76)                 (76)
  Accumulated other comprehensive income.....      (360)         (360)                (360)
  Notes receivable from stockholders for
     issuance of common stock................    (2,086)       (2,086)              (2,086)
                                               --------     ---------            ---------
  Total stockholders' equity.................   134,394
                                               --------     ---------            ---------
Total capitalization.........................  $338,734
                                               ========     =========            =========

-------------------------
(1) Gives effect to this offering.

(2) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.

                                    Page S-21

                           [INTENTIONALLY LEFT BLANK]

                                    Page S-22

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the following selected consolidated financial and operating data with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which can be found elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by KPMG LLP (1996) and Arthur Andersen LLP (1997 and 1998), independent auditors.

                                                                                             NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                            ----------------------------   ----------------------
                                                             1996      1997       1998       1998         1999
                                                            -------   -------   --------   ---------    ---------
                                                                     (AUDITED)                  (UNAUDITED)
                                                                           (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Operating revenues........................................  $     1   $ 3,791   $ 18,249   $  11,772    $  34,922
Cost of operating revenues................................      305     3,928     17,129      10,575       31,449
Selling, general and administrative expenses..............      841     6,440     17,877      11,250       27,469
Loss from operations......................................   (1,554)   (7,851)   (21,995)    (13,202)     (36,402)
Net loss..................................................   (1,491)  (10,836)   (32,065)    (22,293)     (44,744)
Basic and diluted loss per share of common stock..........  $ (2.11)  $ (1.30)  $  (2.26)  $   (1.69)   $   (2.50)
OTHER FINANCIAL DATA:
EBITDA(1).................................................  $(1,145)  $(6,577)  $(16,757)  $ (10,053)   $ (23,996)
Insufficiency of earnings to cover combined fixed charges
  and preferred stock dividends(2)........................  $ 1,491   $11,024   $ 35,104   $  22,593    $  43,818
Capital expenditures......................................    3,659    22,641     97,101      67,136       47,135
OPERATING DATA (END OF PERIOD):
Total access lines in service.............................       50    15,590     47,744      35,246      117,210
Central office collocation sites..........................        9        25        207          85          288
Switches in service.......................................        1         3          7           4            7
Number of sales personnel.................................
    Field sales...........................................        7        23         50          39           95
    Inside sales..........................................       --        --         31          53           33
                                                            -------   -------   --------   ---------    ---------
         Total............................................        7        23         81          92          128

                                                                           AS OF SEPTEMBER 30, 1999
                                                              --------------------------------------------------
                                                               ACTUAL    AS ADJUSTED(3)   AS FURTHER ADJUSTED(4)
                                                              --------   --------------   ----------------------
                                                                            (DOLLARS IN THOUSANDS)
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and investments available-for-sale
(excluding restricted investments)..........................  $178,961
Restricted investments......................................    30,375        30,375               30,375
Property and equipment, net.................................   151,159       151,159              151,159
Total assets................................................   381,814
Long-term debt..............................................   157,677       157,677              157,677
Series B Convertible Preferred Stock........................    46,663        46,663               46,663
Series C Convertible Preferred Stock........................        --            --
Series D Convertible Preferred Stock........................        --            --
Stockholders' equity........................................   134,394

---------------
(1) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. For the year ended December 31, 1996, EBITDA excludes a charge of $355,000 related to the one-time write-off of purchased software. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations. EBITDA should not be considered as an alternative to loss from operations as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, EBITDA is not a term defined by generally accepted accounting principles and, as a result, the measure of EBITDA may not be comparable to similarly titled measures used by other companies. We believe that EBITDA is often reported and widely used by analysts, investors and other interested parties in the communications industry. Accordingly, we are including this information to permit a more complete comparison of our operating performance relative to other companies in the industry.

(2) For purposes of calculating the insufficiency of earnings to cover combined fixed charges and preferred stock dividends: (i) earnings consist of loss before income taxes plus fixed charges excluding capitalized interest and preferred stock dividends and (ii) fixed charges consist of interest expensed and capitalized, plus amortization of deferred financing costs, debt discount, preferred stock dividends and a portion of rent expense under operating leases deemed by us to represent an interest factor.

(3) Gives effect to this offering.

(4) Gives effect to the sale of 1,250,000 shares of Series C Convertible Preferred Stock, which are expected to be issued by December 1999, this offering and the concurrent offering.

                                    Page S-23

                             PRINCIPAL STOCKHOLDERS

SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

     The following table shows information known to us with respect to beneficial ownership of common stock as of November 15, 1999, by (A) each director, (B) all executive officers and directors as a group and (C) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.

                                                           NUMBER OF SHARES        PERCENT OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED(1)    OWNERSHIP(1)
------------------------                                 ---------------------    ------------
Providence Equity Partners III LLC(2)..................        5,059,524              18.1%
Maurice J. Gallagher, Jr.(3)...........................        3,301,808              14.4%
David Kronfeld(4)......................................        2,061,070               8.7%
Nield J. Montgomery(5).................................          985,500               4.3%
Timothy P. Flynn(6)....................................          899,700               3.9%
Rolla P. Huff..........................................          150,000                 *
Thomas Neustaetter(7)..................................          136,165                 *
Jack L. Hancock(8).....................................           37,200                 *
Paul J. Salem(9).......................................               --                --
All Executive Officers and Directors as a Group (16
  persons) (3)(4)(5)(6)(7)(8)(9)(10)...................        8,112,383              33.4%

-------------------------
  *  Less than 1% of total.
 (1) In accordance with the Commission's rules, each beneficial owner's holdings have been calculated assuming the full exercise of options and the conversion of all shares of convertible preferred stock held by the holder which are currently exercisable or convertible or which will become exercisable or convertible within 60 days after the date indicated and no exercise of options or conversion of preferred stock held by any other person.

 (2) Includes 4,166,667 shares of Series B Convertible Preferred Stock and 892,857 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase, all of which are convertible into common stock on a one-for-one basis. The address of this beneficial owner is 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

 (3) Includes options to purchase 40,000 shares of common stock which are presently exercisable and 3,170,878 shares of common stock owned by the various partnerships, trusts or corporations with respect to which Mr. Gallagher is a general partner, beneficiary and/or controlling stockholder. Also includes 44,730 shares owned by a trust for the benefit of Mr. Gallagher's minor children with respect to which Mr. Gallagher disclaims any beneficial ownership interest. Mr. Gallagher's address is 3291 N. Buffalo Drive, Las Vegas, Nevada 89129.

 (4) Includes 1,139,571 shares of common stock, 555,556 shares of Series B Convertible Preferred Stock and 357,143 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase, all of which are owned by partnerships in which Mr. Kronfeld is a general partner or manager of a general partner. The shares of Series B Convertible Preferred Stock are, and the shares of Series C Convertible Preferred Stock will be, convertible into common stock on a one-for-one basis. Mr. Kronfeld's address is JK&B Management, L.L.C., 205 North Michigan, Suite 808, Chicago, Illinois 60601.

 (5) Includes options to purchase 249,000 shares which are presently exercisable.

 (6) Includes options to purchase 7,200 shares which are presently exercisable or will become exercisable within 60 days after the date of this prospectus and 102,000 shares of common stock owned by various partnerships or corporations with respect to which Mr. Flynn is a general partner and/or controlling stockholder.

                                    Page S-50

 (7) Includes 127,365 shares of common stock held for the account of entities associated with Chatterjee Management Company. Mr. Neustaetter is an officer of Chatterjee Management Company. Mr. Neustaetter disclaims beneficial ownership of these shares as he does not exercise investment or voting power over them.

 (8) Includes options to purchase 7,200 shares that are presently exercisable or will become exercisable within 60 days after the date of this prospectus.

 (9) Excludes 4,166,667 shares of Series B Convertible Preferred Stock owned by and 892,857 shares of Series C Convertible Preferred Stock subject to an agreement in principle to purchase by Providence Equity Partners III L.P. and its affiliates. Mr. Salem disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the general partner of Providence Equity Partners III L.P.

(10) Includes options to purchase 167,600 shares owned by executive officers not named above which are presently exercisable.

                                    Page S-51

ANTI-TAKEOVER PROVISIONS OF ARTICLES OF INCORPORATION

     Our Articles of Incorporation authorize our Board of Directors to issue up to 50,000,000 shares of preferred stock from time to time in one or more designated series or classes. As of November 19, 1999, 5,278,000 shares of preferred stock have been designated as Series B Preferred Stock, 5,277,779 shares of Series B Preferred Stock were outstanding and we have agreed to authorize and issue 1,250,000 shares of Series C Preferred Stock. We may also issue up to 3,450,000 shares of Series D Convertible Preferred Stock in this offering. We previously issued 6,571,427 shares of Series A Convertible Preferred Stock which reverted to authorized but unissued shares of preferred stock when we closed our initial public offering of common stock. Our Board of Directors, without approval of the stockholders, is authorized to establish the voting, dividend, redemption, conversion, liquidation and other provisions of a particular series of preferred stock, which could, among other things, adversely affect the voting power or other rights of the holders of common stock and, under some circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of our company. Our Board of Directors has no present intention to authorize the issuance of any additional series of preferred stock other than the Series C Preferred Stock and the Series D Convertible Preferred Stock being offered.

BOARD OF DIRECTORS

     Our By-laws provide that our Board is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Because only one class of directors stands for election or re-election each year, classifying our Board prevents persons seeking to acquire control of our company from electing more than a minority of directors in any year, thereby delaying, deferring or preventing a change in control. Our By-laws provide that our Board shall consist of between three and nine members, with the exact number to be determined from time to time by our Board. Our Board has set the number of directors at eight and, as a result, the size of each class is two or three.

STOCKHOLDER ACTION AND SPECIAL MEETINGS

     Our By-laws provide that:

     - all action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and

     - the number of directors is set by resolution of our Board.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. Our By-laws provide that special meetings of stockholders may be called by the Board, the Chairman of the Board, the President or the holders of at least a majority of the shares of our common stock issued and outstanding and entitled to vote.

                                    Page S-59

     (5) the completion of a tender or exchange offer which MGC or any of its subsidiaries makes for shares of common stock that involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender or exchange offer by MGC or any of its subsidiaries for shares of any of the common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (2) the aggregate amount of any such cash distributions referred to in clause 4 above to all holders of shares of common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of MGC's market capitalization immediately prior to the expiration of such tender offer; or

     (6) a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets, including securities, but excluding those dividends and those issuances of rights, options, warrants and other distributions for which an adjustment to the Conversion Price as referred to above is applicable (other than in connection with a merger effected solely to reflect a change in the jurisdiction of incorporation of MGC).

     No adjustment of the Conversion Price will be required to be made:

          (A) until cumulative adjustments amount to one percent of such price, or

          (B) with respect to rights, options or warrants issued pursuant to certain employee benefit plans of MGC.

     We also may from time to time decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case we shall give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, we will be permitted to make such reductions in the Conversion Price as we determine to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by MGC to its stockholders will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act, and any other securities laws and regulations thereunder, if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price. See 'Federal Tax Considerations.'

     If at any such time MGC makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of MGC, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions described above or under the caption "-- Change of Control", the Conversion Price of the Series D Convertible Preferred Stock is reduced, such reduction may be deemed to be the receipt of taxable income by holders of the Series D Convertible Preferred Stock. See "Federal Tax Considerations."

     In the event that, after the issuance of the Series D Convertible Preferred Stock, we distribute rights, options or warrants (other than those referred to in clause 2 above) to all holders of common stock, so long as any such rights, options or warrants have not expired or been redeemed by MGC, the holder of any shares of Series D Convertible Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion, which we call the conversion shares, a number of rights, options or warrants to be determined as follows: (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights, options or warrants or separate certificates evidencing such rights, options or warrants, called the distribution date, the same number of rights, options or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights,

                                    Page S-66

                           FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series D Convertible Preferred Stock and common stock. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors who hold our Series D Convertible Preferred Stock or common stock as capital assets, within the meaning of section 1221 of the Internal Revenue Code, and does not discuss the tax consequences to special classes of investors, such as brokers or dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding our convertible preferred stock or common stock as a part of a hedging, short sale or conversion transaction or a straddle, investors whose functional currency is not the United States dollar, persons who hold our convertible preferred stock or common stock through partnerships or other pass-through entities, or, except as specifically noted, foreign holders and certain U.S. expatriates. State, local and foreign tax consequences of ownership of our Series D Convertible Preferred Stock and common stock are not summarized.

     We have not requested, and do not intend to request, any rulings from the Internal Revenue Service concerning the federal tax consequences of an investment in our Series D Convertible Preferred Stock or common stock. You are advised to consult with your own tax advisor regarding the consequences of acquiring, holding or disposing of our Series D Convertible Preferred Stock or common stock in light of current tax laws, your particular investment circumstances, and the application of state, local and foreign tax laws.

     When we refer in the summary to a "United States Holder," we mean a beneficial owner of Series D Convertible Preferred Stock or Common stock that is:

     - a citizen or resident of the United States for United States federal income tax purposes

     - a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof

     - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or

     - a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust

     When we refer in the summary to a "Non-United States Holder," we mean a beneficial owner of convertible preferred stock or common stock that is not a United States Holder.

UNITED STATES HOLDERS
  Distributions

     We have the right to pay distributions on the Series D Convertible Preferred Stock in cash or in shares of our common stock. If we distribute our common stock, the amount of the distribution for federal income tax purposes will be the fair market value (which may differ from the Discounted Current Market Value) of the common stock on the date the distribution is paid, and the distribution will be subject to federal income tax to the same extent as a cash distribution.

     A cash distribution on the Series D Convertible Preferred Stock or common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to the distribution as determined under U.S. federal income tax principles. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. If the amount of the distribution exceeds our current and accumulated earnings and profits allocable to the distribution,

                                   Page S-71A
the distribution will be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the stock, but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which you would otherwise realize on the sale or other taxable disposition of the stock. If the distribution exceeds both our current and accumulated earnings and profits allocable to the distribution and your adjusted tax basis in your stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on your holding period for the stock.

     Corporate investors in our Series D Convertible Preferred Stock or common stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of the dividends-received deduction, including the 46-day holding period required by section 246(c) of the Internal Revenue Code, the rules in section 246A of the Internal Revenue Code that reduce the dividends-received deduction for dividends on certain debt-financed stock, and the rules in section 1059 of the Internal Revenue Code that reduce the basis of stock in respect of certain extraordinary dividends, as well as the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

  Redemption for common stock or cash

     If we redeem our Series D Convertible Preferred Stock for common stock, the exchange should constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. You will not recognize gain or loss on the exchange unless some of the common stock is received in discharge of dividend arrearages, in which case the redemption will be treated as a distribution on the Series D Convertible Preferred Stock to the extent of the dividends in arrears. The amount constituting a distribution will be taxed as a dividend to the extent of our current or accumulated earnings and profits allocable to the distribution, in accordance with the treatment described above for distributions. Your tax basis in our common stock received pursuant to the redemption generally will equal your tax basis in the Series D Convertible Preferred Stock surrendered in exchange, and your holding period for the common stock generally will include the period you held your Series D Convertible Preferred Stock. However, the tax basis of common stock received in discharge of dividend arrearages will be its fair market value on the date received and the holding period of that stock will commence on the day after its receipt. If you receive cash in lieu of a fractional share of common stock, you will be treated for federal income tax purposes as if you had received the fractional share and then we redeemed it for cash. That deemed redemption should result in capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the fractional share of common stock redeemed.

     If we redeem our Series D Convertible Preferred Stock for common stock and cash (other than cash paid in lieu of a fractional share of common stock), you will not recognize any loss on the exchange. You may recognize gain on the exchange to the extent the amount of cash and the fair market value of the common stock received (other than any amount treated as received in discharge of dividend arrearages) exceeds your adjusted tax basis in the Series D Convertible Preferred Stock redeemed; however, the gain you recognize will be limited to the amount of cash you receive. Such gain should generally be capital gain, but it may be treated as dividend income if a redemption of your Series D Convertible Preferred Stock for cash would have been treated as "essentially equivalent to a dividend" as described below.

     If we redeem our Series D Convertible Preferred Stock for cash, the redemption will be taxable to you. The redemption generally will be treated as a sale or exchange if you do not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any stock of MGC other than the redeemed Series D Convertible Preferred Stock. If you do own, actually or

                                   Page S-71B
constructively, other stock of MGC, a cash redemption of your Series D Convertible Preferred Stock may be taxable in accordance with the treatment described above for distributions. Such treatment as a distribution will not apply if the redemption (1) is "substantially disproportionate" with respect to you under section 302(b)(2) of the Internal Revenue Code, or (2) is "not essentially equivalent to a dividend" under section 302(b)(1) of the Internal Revenue Code. A distribution to you will be "not essentially equivalent to a dividend" if it results in a meaningful reduction in your stock interest in us, which should be the case if your proportionate ownership interest, taking into account any actual ownership of stock and any stock constructively owned, is reduced, your relative stock interest in MGC is minimal, and you exercise no control over our business affairs.

     If a cash redemption of your Series D Convertible Preferred Stock is treated as a sale or exchange, it will result in capital gain or loss equal to the difference between the amount of cash received and your adjusted tax basis in the Series D Convertible Preferred Stock redeemed, except to the extent that the redemption price includes unpaid dividends which we declare prior to the redemption. The capital gain or loss will be long term if you have held the Series D Convertible Preferred Stock for more than one year. Any cash you receive in discharge of dividend arrearages on the Series D Convertible Preferred Stock will be treated as a distribution on the Series D Convertible Preferred Stock to the extent of the dividends in arrears, taxable in accordance with the treatment described above for distributions.

     If the cash you receive on redemption of your Series D Convertible Preferred Stock is taxed as a dividend, your tax basis (reduced for amounts, if any, treated as return of capital) in the redeemed Series D Convertible Preferred Stock will be transferred to any remaining other MGC stock you own, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under section 1059 of the Internal Revenue Code in an amount equal to the nontaxed portion of such dividend. If you do not actually own any other MGC stock, having a remaining stock interest only constructively, you may lose the benefit of your tax basis in the Series D Convertible Preferred Stock but the tax basis may be shifted to the stock of the related person whose stock you constructively own.

     Under certain circumstances, section 305(c) of the Internal Revenue Code requires that any excess of the redemption price of preferred stock over its issue price be treated as constructively distributed on a periodic basis prior to actual receipt. These rules will apply to the mandatory redemption if the liquidation preference of the Series D Convertible Preferred Stock exceeds the issue price by more than .25% of the liquidation preference multiplied by the number of complete years to the mandatory redemption date. The constructive distribution rules will not apply to our provisional redemption rights if you and MGC are not "related" within the meaning of Treasury regulations under section 305(c), there are no plans, arrangements or agreements that effectively require or are intended to compel us to redeem the Series D Convertible Preferred Stock, and our exercise of the right to redeem would not reduce the yield of the Series D Convertible Preferred Stock, as determined under the regulations. We intend to take the position that the existence of our provisional redemption rights does not result in a constructive distribution under section 305(c).

  Conversion

     You generally will not recognize gain or loss on conversion of shares of Series D Convertible Preferred Stock into our common stock, except with respect to any cash paid in lieu of fractional shares of common stock. However, you may recognize gain or dividend income to the extent there are dividends in arrears on such stock at the time of conversion into common stock. Your tax basis in the common stock received upon conversion of Series D Convertible Preferred Stock generally will be equal to your tax basis in the Series D Convertible Preferred Stock and the holding period of the common stock generally will include your holding period for the Series D Convertible Preferred

                                   Page S-71C

Stock. However, the tax basis of any common stock received on conversion which is treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of that common stock will commence on the day after its receipt.

     You may be deemed to have received a constructive distribution of stock taxable as a dividend if the conversion ratio of the Series D Convertible Preferred Stock is adjusted to reflect a cash or property distribution on our common stock or to prevent dilution in the case of certain issuances of rights or warrants to purchase common stock at below market prices. Although an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in MGC generally will not be considered to result in a constructive distribution of stock, certain of the possible adjustments may trigger this rule. If a nonqualifying adjustment is made, or if we fail to make an adjustment in certain cases, you might be deemed to have received a taxable stock dividend. If so, the amount of the dividend to be included in income would be the fair market value of the additional common stock to which you would be entitled by reason of the increase in your proportionate equity interest in MGC.

  Sale or other taxable disposition

     If you sell or dispose of your Series D Convertible Preferred Stock or common stock in a taxable transaction other than a redemption or conversion by us, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and your tax basis in the Series D Convertible Preferred Stock or common stock. The gain or loss will be long-term capital gain or loss if your holding period for the stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains -- the excess of the taxpayer's net long-term capital gains over his net short-term capital losses -- are subject to a maximum tax rate of 20% if the stock is held for more than one year.

NON-UNITED STATES HOLDERS

  Distributions

     Distributions received by you as a Non-United States Holder in respect of the Series D Convertible Preferred Stock, whether in cash or shares of common stock, and distributions in respect of common stock, to the extent considered dividends for U.S. federal income tax purposes, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to a United States permanent establishment you maintain. For distributions of common stock, any amounts we withhold will reduce the value of the Common stock distributed to you. If the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to your United States permanent establishment, the dividend will be subject to federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax.

     In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business or, where a tax treaty applies, are attributable to your United States permanent establishment, may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate specified by an applicable income tax treaty.

     For purposes of obtaining a reduced rate of withholding under an income tax treaty, you will be required to provide certain information concerning your country of residence and entitlement to tax treaty benefits. If you claim exemption from withholding with respect to dividends effectively

                                   Page S-71D
connected with your conduct of a business within the United States, you must provide appropriate certification, currently Internal Revenue Service Form 4224, to MGC or its paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax you may obtain a refund of any excess withheld amounts by timely filing an appropriate claim for refund.

     If a distribution exceeds our current and accumulated earnings and profits allocable to the distribution, it will be treated first as a return of your tax basis in the stock to the extent of your basis and then as gain from the sale of a capital asset which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits is refundable to you upon the timely filing of an appropriate claim for refund with the Internal Revenue Service.

     Under currently applicable Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above, and, under the current interpretation of these Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations currently scheduled to be effective with respect to dividends paid after December 31, 2000, a Non-United States Holder of MGC stock who wishes to claim the benefit of an applicable treaty rate, and to avoid backup withholding as discussed below, will be required to satisfy applicable certification and other requirements. However, under either set of regulations, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty.

  Disposition of Series D Convertible Preferred Stock or Common Stock

     Generally, you will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Series D Convertible Preferred Stock or common stock. However, you will be subject to federal income tax on the gain if:

          (1) the gain is effectively connected with your United States trade or, if a tax treaty applies, attributable to your United States permanent establishment;

          (2) you are an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period, or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax; or

          (3) you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of disposition and either (a) you have a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States.

     You will also be subject to federal income tax on the gain from the sale of our Series D Convertible Preferred Stock or common stock if we are or have been a "United States real property holding corporation"-- which we refer to in this prospectus as USRPHC -- within the meaning of section 897(c)(2) of the Internal Revenue Code at any time you held the stock, or within the five-year period preceding the sale of the stock if you hold the stock for more than five years. We believe we are not now a USRPHC, that we have not been an USRPHC at any time since we were formed, and that it is unlikely we will become a USRPHC. If we were a USRPHC or were to become a USRPHC, you would be subject to U.S. income tax on any gain from your sale of Series D Convertible Preferred Stock or from your sale of common stock if you beneficially own, or owned at any time during a specified 5-year period, more than 5 percent of the total fair market value of the class of stock you sold.

                                   Page S-71E

  Redemption and conversion of Series D Convertible Preferred Stock

     As a Non-United States Holder, you generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of Series D Convertible Preferred Stock into common stock, except with respect to any cash paid in lieu of fractional shares of common stock, which would be subject to the rules described under "Disposition of Series D Convertible Preferred Stock or common stock." However, you may recognize gain or dividend income to the extent there are dividends in arrears on the Series D Convertible Preferred Stock at the time of conversion into common stock.

     A redemption of Series D Convertible Preferred Stock may result in a capital gain or loss or dividend income. See "United States
Holders -- Redemption for Common Stock or Cash." To the extent the redemption results in a dividend, the tax consequences are described in "Non-United States Holders -- Distributions," and to the extent the redemption results in capital gain, the tax consequences are described in "Non-United States
Holders -- Disposition of Series D Convertible Preferred Stock or Common Stock."

  Federal estate taxes

     If you are an individual Non-United States Holder, Series D Convertible Preferred Stock or common stock you hold or are treated as owning at the time of your death will be included in your United States gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We generally will be required to report to certain holders of our Series D Convertible Preferred Stock or common stock and to the Internal Revenue Service the amount of any dividends paid to the holder in each calendar year and the amounts of tax withheld, if any, with respect to such payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-United States Holder resides under the provisions of an applicable income tax treaty.

     Each holder of Series D Convertible Preferred Stock or common stock -- other than an exempt holder such as a corporation, tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, or a nonresident alien individual who provides certification as to his or her status as a nonresident -- will be required to provide, under penalties of perjury, a certification setting forth the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt holder fails to provide the required certification, we will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the Internal Revenue Service as a credit against the holder's federal income tax liability. However, no backup withholding will be required with respect to any payment subject to the 30% United States withholding tax discussed above. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

     The Internal Revenue Service has finalized Treasury regulations regarding the backup withholding and information rules which are effective for payments made after December 31, 2000, subject to certain transition rules. In general, these regulations unify certification procedures and forms and clarify and modify reliance standards. Among other provisions, these regulations also include the new provisions discussed below regarding sales of stock outside the United States by or for a broker. A Non-United States Holder should consult its own tax advisor regarding the application of the new regulations.

                                   Page S-71F

     Payment of the proceeds of a sale of Series D Convertible Preferred Stock or common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Series D Convertible Preferred Stock or common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation" or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 2000, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

     For payments after December 31, 2000, certification will be required in the case of the disposition of shares of Series D Convertible Preferred Stock or common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceeding paragraph.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     The foregoing discussion is for general information and is not tax advice. Accordingly, each prospective holder of Series D Convertible Preferred Stock or common stock should consult its tax advisor as to the particular tax consequences to it of the Series D Convertible Preferred Stock and common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.

                                   Page S-71G

                                  UNDERWRITING

     Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Goldman, Sachs & Co. .......................................
ING Barings LLC.............................................
Warburg Dillon Read LLC.....................................
                                                              ---------
  Total.....................................................  3,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., ING Barings LLC and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $ per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of Series D Convertible Preferred Stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We have, and the holders of approximately 8,596,552 shares of our common stock (including our officers and directors), 5,277,779 shares of the Series B Preferred Stock, Warrants to purchase approximately 334,597 shares of common stock (other than holders including shares in this offering) and the purchasers of 1,250,000 shares of Series C Preferred Stock to be issued by us have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for the shares offered by this prospectus, shares offered in the concurrent offering and, in our case, shares which may be issued by us upon exercise of outstanding warrants and conversion of outstanding convertible preferred stock and the Series D Convertible Preferred Stock and shares issued and options granted under our existing stock option plan. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. With respect to the underwriting discounts and

                                    Page S-72
commissions to be paid by us, these amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Series D Convertible Preferred Stock.

                                                              PAID BY US
                                                     -----------------------------
                                                     NO EXERCISE     FULL EXERCISE
                                                     ------------    -------------
Per share..........................................  $               $
Total..............................................  $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of Series D Convertible Preferred Stock and/or common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Series D Convertible Preferred Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Series D Convertible Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Series D Convertible Preferred Stock and/or common stock made for the purpose of preventing or retarding a decline in the market price of the Series D Convertible Preferred Stock and/or common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the Series D Convertible Preferred Stock and/or common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $       .

     Bear, Stearns & Co. Inc. and Furman Selz LLC, a predecessor in interest to ING Barings LLC, acted as initial purchasers in connection with the offering in September 1997 of units consisting of Senior Secured Notes and Warrants. Bear, Stearns & Co. Inc. and Furman Selz LLC also acted as placement agents in connection with the sale of Series A Convertible Preferred Stock in November 1997 (the "November 1997 Private Placement"), for which they received customary fees. During January 1998, we sold additional shares of Series A Convertible Preferred Stock (the "January 1998 Private Placement") for which neither Bear, Stearns & Co. Inc. nor Furman Selz LLC received any commission. Bear, Stearns & Co. Inc. and Furman Selz LLC acted as

                                    Page S-73
representatives of the underwriters (which included Goldman Sachs & Co.) in our initial public offering of our common stock, for which they received customary fees. Bear, Stearns & Co. Inc., Goldman, Sachs & Co. and ING Barings LLC acted as underwriters in connection with the offering of our common stock in July 1999 and the underwriters named herein are also acting as the underwriters of the concurrent offering. In addition, an affiliate of ING Barings LLC provides cash management services to us for which it receives customary fees.

     MGC and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the common stock offered by this prospectus will be passed upon for us by Ellis, Funk, Goldberg, Labovitz & Dokson, P.C., Atlanta, Georgia. Shareholders of Ellis, Funk, Goldberg, Labovitz & Dokson, P.C. own approximately 21,600 shares of our common stock. Kronish Lieb Weiner & Hellman LLP, New York, New York is acting as counsel to the underwriters in connection with certain legal matters relative to the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and KPMG LLP, independent public accountants, and are included herein in reliance upon the authority of these firms as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We must comply with the periodic reporting and other information requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Copies of our periodic reports and proxy statements and of other information filed by us with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us. The address of the SEC's Web site is http://www.sec.gov. Our Internet address is http://www.mgci.com.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities being offered. This prospectus does not contain all the information included in the registration statement, parts of which are omitted as allowed by the rules of the SEC. For further information about us and the securities offered, please refer to the registration statement. The registration statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses shown above. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed with the SEC as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved.

                                    Page S-74

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                            MGC COMMUNICATIONS, INC.

                     % SERIES D CONVERTIBLE PREFERRED STOCK

                                   [MGC LOGO]

                                  ------------

                                   PROSPECTUS

                                        , 1999

                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                                  ING BARINGS

                            WARBURG DILLON READ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      S-BC1

                            MGC COMMUNICATIONS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The fees and expenses to be paid in connection with this offering are as follows:

SEC filing fee..............................................     $90,350
NASD filing fee.............................................      30,500
NASDAQ listing fee*.........................................      35,000
Accounting fees and expenses*...............................     150,000
Legal fees and expenses*....................................     200,000
Printing expenses*..........................................     350,000
Miscellaneous*..............................................     179,150
                                                              ----------
          Total.............................................  $1,035,000
                                                              ==========

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of the Company provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a stockholder seeking redress from any such violation. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company).

     The Company also has the obligation, pursuant to its By-laws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada General Corporation Law at the time of any such indemnification.

ITEM 16.  EXHIBITS

EXHIBIT INDEX

       EXHIBIT NO. AND DESCRIPTION
       ---------------------------
1.1    Underwriting Agreement.*
 4.1   Articles of Incorporation and Amendments.(1)
 4.2   By-laws.(2)
 4.3   Stockholders' Agreement dated as of November 26, 1997, among the Company, Maurice J. Gallagher, Jr., Nield J. Montgomery
       and certain investors identified therein.(1)
 4.4   Indenture dated as of September 29, 1997, between the
       Company and Marine Midland Bank, as Trustee.(1)
 4.5   Warrant Registration Rights Agreement dated as of September
       29, 1997, among the Company, Bear, Stearns & Co. Inc. and
       Furman Selz LLC.(1)
 4.6   Amended and Restated Certificate of Designation of Series B
       Convertible Preferred Stock.*
 4.7   Amended and Restated Registration Rights Agreement dated
                   , 1999, among the Company and the purchasers of
       Series B Convertible Preferred Stock and Series C
       Convertible Preferred Stock.*
 4.8   Amended and Restated Securityholders' Agreement dated
                   , 1999, among the Company, the purchasers of
       Series B Convertible Preferred Stock and certain
       stockholders of the Company.*
 4.9   Certificate of Change in Authorized Capital of MGC
       Communications, Inc.(3)
 4.10  Certificate of Designation of Series C Convertible Preferred
       Stock.*
 4.11  Certificate of Designation of Series D Convertible Preferred
       Stock.*
 5.1   Legal Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson,
       P.C.*
12.1   Ratio of earnings to fixed charges and preferred dividends
23.1   Consent of Arthur Andersen LLP.
23.2   Consent of KPMG LLP
24.1   Power of Attorney (contained on signature page)

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 333-33837, filed with the Commission on August 18, 1997, and amendments thereto.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, registration statement number 333-49085, filed with the Commission on April 1, 1998, and amendments thereto.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3, registration statement number 333-79963, filed with the Commission on
    May   , 1999, and amendments thereto.

 *  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933:

          (1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York on the 19th day of November, 1999.

                                          MGC COMMUNICATIONS, INC.

                                          By: /s/ ROLLA P. HUFF
                                          --------------------------------------
                                          Rolla P. Huff, President and
                                          Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ROLLA P. HUFF and MICHAEL R. DALEY and either of them (with full power in each to act alone), his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith including, without limitation, any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.


/s/ ROLLA P. HUFF                                                                    November 19, 1999
---------------------------------------------------
Rolla P. Huff, President
(Chief Executive Officer) and Director

/s/ LINDA M. SUNBURY                                                                 November 19, 1999
---------------------------------------------------
Linda M. Sunbury, Senior Vice President
(Chief Financial Officer and Principal Accounting
Officer)

/s/ MAURICE J. GALLAGHER, JR.                                                        November 19, 1999
---------------------------------------------------
Maurice J. Gallagher, Jr., Director
(Chairman of the Board)

/s/ TIMOTHY P. FLYNN                                                                 November 19, 1999
---------------------------------------------------
Timothy P. Flynn, Director

                                                                                     November   , 1999
---------------------------------------------------
Jack L. Hancock, Director

/s/ DAVID KRONFELD                                                                   November 19, 1999
---------------------------------------------------
David Kronfeld, Director

                                                                                     November   , 1999
------------------------------------------
Nield J. Montgomery, Director

/s/ THOMAS NEUSTAETTER                                                               November 19, 1999
------------------------------------------
Thomas Neustaetter, Director

                                                                                     November   , 1999
------------------------------------------
Paul J. Salem, Director

                                 EXHIBIT INDEX

                      EXHIBIT NO. AND DESCRIPTION                   PAGE
                      ---------------------------                   ----
1.1   Underwriting Agreement.*
 4.1  Articles of Incorporation and Amendments.(1)
 4.2  By-laws.(2)
 4.3  Stockholders' Agreement dated as of November 26, 1997, among the Company, Maurice J. Gallagher, Jr., Nield J. Montgomery
      and certain investors identified therein.(1)
 4.4  Indenture dated as of September 29, 1997, between the
      Company and Marine Midland Bank, as Trustee.(1)
 4.5  Warrant Registration Rights Agreement dated as of September
      29, 1997, among the Company, Bear, Stearns & Co. Inc. and
      Furman Selz LLC.(1)
 4.6  Amended and Restated Certificate of Designation of Series B
      Convertible Preferred Stock.*
 4.7  Amended and Restated Registration Rights Agreement dated
                  , 1999, among the Company and the purchasers of
      Series B Convertible Preferred Stock and Series C
      Convertible Preferred Stock.*
 4.8  Amended and Restated Securityholders' Agreement dated
                  , 1999, among the Company, the purchasers of
      Series B Convertible Preferred Stock and certain
      stockholders of the Company.*
 4.9  Certificate of Change in Authorized Capital of MGC
      Communications, Inc.(3)
4.10  Certificate of Designation of Series C Convertible Preferred
      Stock.*
4.11  Certificate of Designation of Series D Convertible Preferred
      Stock.*
 5.1  Legal Opinion of Ellis, Funk, Goldberg, Labovitz & Dokson,
      P.C.*
12.1  Ratio of earnings to fixed charges and preferred dividends.
23.1  Consent of Arthur Andersen LLP.
23.2  Consent of KPMG LLP.
24.1  Power of Attorney (contained on signature page).

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4, registration number 333-33837, filed with the Commission on August 18, 1997, and amendments thereto.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, registration statement number 333-49085, filed with the Commission on April 1, 1998, and amendments thereto.

(3) Incorporated by reference to the Company's Registration Statement on Form S-3, registration statement number 333-79963, filed with the Commission on
    May   , 1999, and amendments thereto.

 *  To be filed by amendment.